  As filed with the Securities and Exchange Commission on September 27, 2000

                                                     Registration No. 333-32034
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                               ----------------

                             AMENDMENT No. 7
                                      To
                                   FORM F-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                  INTERSHOP Communications Aktiengesellschaft
            (Exact Name of Registrant as Specified in its Charter)


                  INTERSHOP Communications Stock Corporation
                (Translation of Registration Name into English)

  Federal Republic of Germany                  7373                      Not Applicable
  (State or Other Jurisdiction
               of                  (Primary Standard Industrial         (I.R.S. Employer
 Incorporation or Organization)    Classification Code Number)        Identification No.)

                               Amsinckstrasse 57
                                D-20097 Hamburg
                          Federal Republic of Germany
                              (011) 49-40-23708-2
  (Address and telephone number of Registrant's principal executive offices)

                               ----------------

                               CRAIG W. HARDING
                          INTERSHOP Communications AG
                      303 Second Street, 10th Floor North
                            San Francisco, CA 94107
                                (415) 844-1500
           (Name, address and telephone number of agent for service)

                               ----------------

                                  Copies to:

               MARC M. ROSSELL                               MARK A. BERTELSEN
             Shearman & Sterling                      Wilson Sonsini Goodrich & Rosati
            555 California Street                         Professional Corporation
           San Francisco, CA 94104                           650 Page Mill Road
                                                            Palo Alto, CA 94304

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy + +these securities, in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 2000

                        1,675,000 Bearer Ordinary Shares

                         [INTERSHOP LOGO APPEARS HERE]

              in the form of 3,350,000 American Depositary Shares

                                   --------

  We are offering 3,350,000 American Depositary Shares. Each ADS represents 1/2 of one bearer ordinary share and will be evidenced by an American Depositary Receipt.

  Prior to this offering, there has been no public market for our ADSs. Our ordinary shares are listed on the Neuer Markt of the Frankfurt Stock Exchange under the symbol ISH. On September 26, 2000, the last reported sale price was
(Euro)79.50 per ordinary share, which is equivalent to $34.58. We have applied to list our ADSs on The Nasdaq Stock Market's National Market under the symbol "ISHP."

  We have granted the underwriters an option to purchase a maximum of 500,000 additional ADSs to cover over-allotments of ADSs.

  Investing in our ADSs involves risks. See "Risk Factors" on page 6.

                                                            Underwriting
                                               Price to    Discounts and   Proceeds to
                                                Public      Commissions     INTERSHOP
                                            -------------  -------------  -------------
Per ADS....................................      $              $              $
Total......................................    $              $              $

  Delivery of the ADSs will be made on or about       , 2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                                  Chase H&Q

                                                      U.S. Bancorp Piper Jaffray

                  The date of this prospectus is      , 2000.

Inside Front Cover:


The following captions accompany a graphical depiction of our products on the inside front cover:

"Sell Anywhere with Intershop"

"Sell direct to businesses and consumers over the Internet"

"Sell indirect through affiliate sites, online marketplaces and distributors' websites"

"Enable merchants to sell their products on line"

"Enable marketplaces: Bring multiple buyers and sellers together at your online marketplace"

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Summary Consolidated Financial Data......................................   5
Risk Factors.............................................................   6
Presentation of Financial Information....................................  15
Forward-Looking Statements...............................................  16
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Price Range of Ordinary Shares...........................................  17
Exchange Rate Information................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Consolidated Financial Data.....................................  21
Management Discussion and Analysis of Financial Condition and Results of
 Operations..............................................................  24
Business.................................................................  35
Management...............................................................  49

                                                                            Page
                                                                            ----
Certain Relationships and Related Transactions.............................  54
Principal Shareholders.....................................................  57
Description of Capital Stock...............................................  58
Shares Eligible for Future Sale............................................  67
Description of American Depositary Shares..................................  69
The German Equity Market...................................................  77
German Taxation............................................................  79
Taxation of U.S. Investors.................................................  83
Limitations Affecting Security Holders.....................................  89
Underwriting...............................................................  90
Notice to Canadian Residents...............................................  92
Legal Matters..............................................................  93
Experts....................................................................  93
Available Information......................................................  93
Index to Consolidated Financial Statements................................. F-1

                                 ------------

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



                     Dealer Prospectus Delivery Obligation

  Until      , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

  You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision.

                            INTERSHOP Communications

  We are a global provider of electronic commerce software. Electronic commerce software applications are software applications that help businesses market and sell their products and services over the Internet. Our products are targeted toward large businesses, both those that sell their own products and services online and those that assist other businesses in selling their products and services online. Our products can be used to address entry-level electronic commerce storefronts, as well as more advanced electronic commerce business models such as online marketplaces. We market our software applications and professional services to large businesses that have the ability to manage their own electronic commerce sites. We also market our products and services to application service providers, or ASPs. ASPs are companies that, with the help of our software applications, manage electronic commerce sites for the growing number of small- and medium-sized businesses seeking to establish a business presence on the Internet. Businesses also use our software applications to enable sellers of products and services by providing a forum for bringing buyers and sellers together online. By offering products that provide solutions to a range of distinct business models, we can meet the needs of our customers as they evolve from entry-level to more sophisticated electronic commerce operations while remaining on our software platform.

  The growth of the Internet has fueled the demand for electronic commerce technologies. These technologies support a wide range of online business functions, from enabling transactions to providing marketing data about customers. According to International Data Corporation, or IDC, the market for Internet commerce applications is expected to grow from $1.7 billion in 1999 to $13.2 billion by 2003.

  Many existing electronic commerce software packages provided by our competitors successfully display products and process orders. However, few software packages can combine these basic functions with the ability to integrate with existing business systems, to be deployed rapidly and to provide intelligent merchandising capabilities, such as customer profiling, shopping lists and cross-selling that allow companies to provide their online customers with an individualized shopping experience. We believe that a large market opportunity exists for a solution such as ours that meets the extensive requirements of businesses developing an online presence.

  We intend to continue to strengthen our position as a leading provider of electronic commerce software applications enabling businesses to sell products and services over the Internet. Key elements of our strategy include:

  .  Extending our leadership in the electronic commerce software market;

  .  Expanding our leadership position in providing software to ASPs;

  . Providing solutions for a wide range of electronic commerce business models;

  . Continuing to expand our presence in the enterprise market by increasing our sales and marketing capabilities;

  .  Strengthening our network of sales and technology partners; and

  . Leveraging our global presence to capitalize on the growth in the electronic commerce market.

  We have operations in the United States, Europe, and Asia and a worldwide network of over 600 channel partners, including PricewaterhouseCoopers, Deutsche Telekom, Unisys, Nortel Networks and PSI Net. Our global presence allows us to work closely with large businesses and ASPs that operate internationally. In 1998, customers using our products established over 5,500 new electronic commerce sites. According to IDC, this placed us in the top three companies cited in the survey in terms of the number of sites established. By June 30, 2000, approximately 300,000 electronic commerce sites had been licensed to be deployed on our products worldwide by ASPs and enterprises such as Bosch, Canon, Hewlett Packard, MindSpring, PSI Net, Nortel Networks and U S West.

  We began doing business in 1992 as NetConsult Computersysteme GmbH. In April 1998, we incorporated as a German stock corporation. We are a holding company and own seven subsidiaries that conduct all of our worldwide operations. For the six months ended June 30, 2000, we had net income of (Euro)3.0 million, and we had an accumulated net deficit of (Euro)53.6 million as of June 30, 2000.

  Our operational headquarters are located at 303 Second Street, 10th Floor North, San Francisco, CA 94107, and our telephone number at that address is
(415) 844-1500. Our principal executive offices are located at Amsinckstrabe 57, 20097 Hamburg, Germany. Our website is located at www.intershop.com. The information on our website is not part of this prospectus.

  "INTERSHOP" is a registered trademark of our company. This prospectus contains product names and trademarks of our company and other organizations.

                                  The Offering

ADSs offered........................................ 3,350,000 ADSs representing
                                                     1,675,000 ordinary shares


Ordinary shares that will be outstanding after this  87,030,940 ordinary shares, which is offering........................................... equivalent to 174,061,880 ADSs


Use of proceeds..................................... For working capital and general corporate purposes. See "Use of
                                                     Proceeds."


Proposed Nasdaq National Market symbol.............. ISHP

  The number of shares of common stock outstanding after this offering is based on shares outstanding as of June 30, 2000.

  Investors may request delivery in the form of ordinary shares rather than ADSs.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

  The following table summarizes the statement of operations and balance sheet data for our business and our predecessor. The following data should be read in conjunction with "Selected Consolidated Financial Data," "Management Discussion and Analysis of Financial Conditions and Results of Operations" and other financial statements within this prospectus. For convenience only certain euro figures have been translated into U.S. dollars at the rate of (Euro)1.00 = $0.95, the noon buying rate in New York City for cable transfers in foreign currencies certified by the Federal Reserve Bank of New York for customs purposes on June 30, 2000. All prior year balances have been restated from Deutsche marks into euros using the exchange rate as of January 1, 1999. Figures that have been adjusted for the offering have been translated into U.S. dollars at the rate of (Euro)1.00 = $0.87, the noon buying rate in New York City for cable transfers in foreign currencies certified by the Federal Reserve Bank of New York for customs purposes on September 26, 2000. Prior to 1997, there was no common stock outstanding as we were organized as INTERSHOP Communications GmbH, which is a limited liability corporation. Accordingly, no earnings per share have been presented for periods prior to 1997. Financial data as of and for the years ended December 31, 1995 and 1996 represent information for INTERSHOP Communications GmbH.

                                                                                 For the Six Months
                                  For the Year Ended December 31,                  Ended June 30,
                          ---------------------------------------------------- ------------------------
                           1995   1996    1997    1998     1999       1999      1999     2000    2000
                          ------ ------  ------  -------  -------  ----------- -------  ------- -------
                          (Euro) (Euro)  (Euro)  (Euro)   (Euro)       US$     (Euro)   (Euro)    US$
                                                  (As restated--see Note 2)        (As restated--
                                                                                     see Note 2)
                                                                   (unaudited)       (unaudited)
Consolidated Statement
 of Operations Data:
Revenues................   885      471   5,035   17,872   46,266     43,953    16,469   57,541  54,664
Gross profit (loss).....   217      (97)  2,348   12,364   33,015     31,365    11,818   40,054  38,051
Operating expenses......   234    2,157   9,165   31,331   53,092     50,438    20,369   38,195  36,285
Operating income
 (loss).................   (17)  (2,254) (6,817) (18,967) (20,077)   (19,073)   (8,551)   1,859   1,766
Net income (loss).......    (3)  (2,320) (7,015) (17,308) (18,389)   (17,470)   (7,667)   2,960   2,811
Accretion of redeemable
 preferred stock........                   (149)    (220)      --         --        --       --      --
Net income (loss)
 attributable to common
 shareholders...........                 (7,164) (17,528) (18,389)   (17,470)   (7,667)   2,960   2,811
Net income (loss) per AG
 Share attributable to
 common shareholders:
 Basic..................                  (0.24)   (0.38)   (0.23)     (0.22)    (0.10)    0.04    0.04
 Diluted................                  (0.24)   (0.38)   (0.23)     (0.22)    (0.10)    0.03    0.03
Net income (loss) per
 ADS attributable to
 common shareholders:
 Basic..................                  (0.12)   (0.19)   (0.12)     (0.11)    (0.05)    0.02    0.02
 Diluted................                  (0.12)   (0.19)   (0.12)     (0.11)    (0.05)    0.01    0.01
Shares used in per AG
 share calculations:
 Basic..................                 30,170   45,965   79,883     79,883    77,945   82,771  82,771
 Diluted................                 30,170   45,965   79,883     79,883    77,945  100,436 100,436
Shares used in per ADS
 share calculations:
 Basic..................                 60,340   91,930  159,766    159,766   155,890  165,542 165,542
 Diluted................                 60,340   91,930  159,766    159,766   155,890  200,872 200,872

                                  As of December 31,
                         ---------------------------------------  As of June 30,     Adjusted for
                          1995   1996    1997    1998     1999         2000          the Offering
                         ------ ------  ------  -------  -------  ----------------  ----------------
                         (Euro) (Euro)  (Euro)  (Euro)   (Euro)   (Euro)     US$    (Euro)     US$
                                                                    (unaudited)       (unaudited)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............   57      214   5,058   34,185   12,065   18,054   17,151  141,043  122,707
Working capital.........  (56)     224     (82)  31,709   10,020   14,575   13,846  137,564  119,681
Total assets............  283    1,586  10,731   47,221   53,789   91,792   87,203  214,781  186,859
Long-term liabilities...    3    1,713   6,945    1,978      240       73       69       73       64
Accumulated deficit.....   (5)  (2,324) (9,489) (27,017) (45,406) (53,618) (50,937) (53,618) (46,648)
Total shareholders'
 equity (deficit).......   47   (2,314) (9,593)  34,225   22,864   32,197   30,588  155,186  135,011

                                  RISK FACTORS

  You should carefully consider the risks described below as well as other information included in this prospectus before buying ADSs in this offering.

Risks Related to Our Business

We have incurred net losses in the past and expect to incur them in the foreseeable future. If we continue to incur net losses for a period longer than anticipated, we may be unable to continue operations.

  While we have had two consecutive quarters of profitability in the first and second fiscal quarters of 2000, we have incurred net losses the past three years and expect to experience operating losses in the foreseeable future. We had an accumulated deficit of (Euro)53.6 million as of June 30, 2000. Factors that may negatively impact our future profitability include our high levels of expenditures in sales and marketing to support product launches, potential decreases in revenues if these product launches are unsuccessful and our high ongoing levels of research and development expenses. If we fail to sustain profitability, we may be unable to continue our operations.

The market for our products and services is rapidly changing. If our products and services do not gain or retain acceptance in this market, we may not generate sufficient revenues to sustain our business.

  The market for products and services that enable businesses to sell over the Internet is new and evolving. Therefore, demand for and acceptance of recently introduced products and services like ours is uncertain. We are particularly susceptible to this risk because our current growth strategy includes increasing our focus on products designed to serve individual enterprises in addition to ASPs. In particular, we recently introduced our enfinity product which is targeted at large enterprises. If this product does not achieve market acceptance, we may not be able to grow our business. In addition, the market for our products and services may not develop sufficiently to meet our revenue goals. Specifically, our products and services may not be perceived as superior to other products and services, may not meet our customers' needs or may not prompt recommendations to other potential customers.

Our quarterly financial results are subject to significant fluctuations which could harm our business and cause the price of our ADSs to fall.

  We expect to experience significant fluctuations in our future quarterly operating results that may be caused by many factors. These factors include:

  . the size and the timing of orders in one quarter or from quarter to quarter and the fact that the majority of our sales in any given quarter historically occur in the last few weeks of the quarter;

  . our ability to implement our software solutions within a given quarter and the timing of our customers' acceptance of our products;

  . the potential for delay or deferral of customer implementations of our software and changes in customer budgets;

  . increases in our operating expenses as we continue to expand our product line and fund greater levels of research and development;

  .  our pricing and mix of products and services sold;

  .  the relatively long sales cycles for some of our products;

  .  changes in our pricing policies or those of our competitors;

  .  introduction of new products or product enhancements by our competitors;

  . our historic tendency to have larger sales revenues in the fourth calendar quarter; and

  . our large percentage of European sales which are adversely affected in the third calendar quarter of each year due to reduced business activities in the summer months.

  Our business and, therefore, the market price of our shares and ADSs could be subject to significant fluctuations in response to quarter-to-quarter variations in our operating results and other events or factors.

We face intense and increasing competition in the market for electronic commerce software applications, and our failure to compete successfully could decrease our revenues.

  The market for our products and services is intensely competitive, evolving and subject to rapid technological change. Since there are relatively low barriers to entry in the market for electronic commerce applications, competition from other established and emerging companies may develop in the future. We expect competition to intensify as current competitors expand their product offerings and new competitors enter the market. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and loss of market share, any of which could harm our business, operating results or financial condition.

  Many of our competitors have, and new potential competitors may have, longer operating histories, significantly greater financial, technical, marketing and other resources than us, more experience developing electronic commerce software, larger technical staffs, larger customer bases, more established distribution channels, and greater brand recognition than we do. In addition, many of our competitors have well-established relationships with our current and potential customers, especially in the United States, and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. As a result, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition may increase as a result of industry consolidations.

  We cannot assure you that we will be able to compete successfully against current or future competitors, or that competitive pressures will not reduce our future revenues.

If we fail to introduce new products and enhance existing ones, our competitive position and future business prospects could be harmed.

  To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products and services. The Internet and the market for electronic commerce software are characterized by rapid technological change, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our technology and products obsolete. Consequently, we cannot predict the life cycles of our products. Further, we may be unsuccessful or experience delays in developing, acquiring or marketing new or enhanced products or services. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing products and services and develop new products and services. We must continue to address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. In addition, as we continue to increase our focus on providing products and services directly to individual enterprises, as opposed to ASPs, we will face additional concerns that could hinder our ability to respond in a timely manner to changes in market demand. These concerns include trying to accommodate the requirements of a larger pool of customers with more specialized needs and responding to the dynamics of a different market with different product cycles. The development of our proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, client requirements or emerging industry standards, we may not be able to increase our revenues and expand our business. Any delay or failure in implementing or marketing new or enhanced products or services could harm our competitive position and our future business prospects.

Lengthy sales and implementation cycles could cause delays in revenue growth.

  The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the lengthy budgeting and approval process of our customers. Therefore, the historic sales cycle associated with the license and implementation of many of our products has been lengthy and beyond our control. As we continue to launch new products and increase our focus on providing products and services directly to individual enterprises, as opposed to ASPs, the length of these sales cycles could be increased temporarily or permanently. These delays may have a negative impact on the timing of our revenues and, if they occur, may be expected to cause our operating results to vary significantly from quarter to quarter.

Our future revenues depend on third parties who market, sell and deploy our products.

  We rely on third parties to market and deploy our products. We relied on third parties to deploy 27% of our products deployed in 1998 and 32% in 1999 and 36% in 2000. In addition, our customers rely on professional services organizations, such as consulting firms, systems integrators and design firms to assist with the development, integration and implementation of our products. If we cannot adequately train a sufficient number of these firms in the use of our products or if for any reason a large number of them support or promote competing products or technologies, our business might be seriously harmed. Many of these relationships are not subject to formal agreements and none of these firms is under any obligation to provide services to us or our customers. If we fail to develop and maintain relationships with leading consulting firms, system integrators, ASPs and design firms, our ability to successfully market, sell and deploy our products could be reduced.

We have a limited operating history, and our success may be limited by factors often encountered by companies with a limited operating history.

  Our original predecessor company, NetConsult Computersysteme GmbH, was founded in 1992, and we were incorporated in our current form under German law on April 23, 1998. Accordingly, we have only a limited operating history. Factors that may negatively impact our future profitability include our high levels of expenditures in sales and marketing to support upcoming product launches, potential decreases in revenues if these product launches are unsuccessful and our high ongoing levels of research and development expenses. Each or all of these factors could limit our success.

A breach of our electronic commerce security measures could reduce future demand for our products and services.

  A requirement of the continued growth of electronic commerce and communications is the secure transmission of confidential information over public networks. We rely on a combination of a secure socket layer, the most common encryption standard used on the Internet, and digital encryption standard, which is commonly used for the encryption of financial information, to provide the security necessary for the secure transmission of our customers' data. A third party who is able to circumvent our security measures could misappropriate proprietary information or interrupt our operations. Any such compromise or elimination of our security could reduce future demand for our products and services. In addition, we may be required to expend significant capital and other resources to protect against such security breaches or to address problems they may cause. Finally, since our activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability.

Our distribution strategy depends, in part, on ASPs. If they are unable to sell their services which are based on our products, demand for our products may decrease.

  Our distribution strategy relies primarily upon relationships with ASPs, such as MindSpring, and value added resellers. ASPs maintain and manage Internet servers on which they provide electronic commerce sites to merchants who wish to sell their products or services over the Internet. Sales to ASPs represented 51% of our net revenues in 1998, 36% in 1999 and 28% in 2000. If the ASPs are unable to sell services which are based on our products to their customers, the demand for our products by the ASPs could decrease substantially and our licensing revenues from ASPs could decrease proportionally.

We depend on third parties for licensed technology that we might not be able to obtain from other sources.

  We rely on certain technology that we license from third parties, including database software from Sybase, Persistence Software and Sun Microsystems and other software that is integrated with our software to perform key functions. Our third-party technology licenses may not continue to be available to us on commercially reasonable terms, or at all. The loss or inability to maintain any of these technology licenses could prevent use of our products and services until equivalent technology, if available, is identified, licensed and integrated. Further, we cannot assure you that we will be able to acquire new third party licenses that may be necessary for our business.

Losing some or all of our key personnel could harm our ability to manage our business.

  Our business depends substantially on the performance of our executive officers and key employees, especially our chief executive officer, Mr. Stephan Schambach. We are dependent upon our ability to retain and motivate high quality personnel, especially for our management and development teams. Losing the services of any of our executive officers or other key employees could seriously harm our business, operating results and financial condition.

  Our future success and ability to expand operations also depends upon our ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for top personnel is intense as these personnel are in limited supply, and we might not be able to hire or retain sufficient numbers of other highly qualified technical and managerial personnel to support our business.

Currency fluctuations in the various markets in which we do business may negatively affect our overall operating results, which are reported in euros.

  We conduct many of our operations through subsidiaries in several countries, primarily Germany, the United Kingdom, the United States, France and Sweden. The operating and financial results of our subsidiaries are reported in the relevant foreign currencies and then translated into euros at the applicable foreign currency exchange rates for inclusion in our consolidated financial statements. The exchange rates between these currencies and the euro may fluctuate. We have not entered into any hedging or other arrangements for the purpose of guarding against the risk of currency fluctuations. Therefore, the translation effect of such fluctuations may have a harmful effect on our results of operations and financial position as reported in euros. In general, appreciation of the local currencies relative to another currency has an adverse effect on revenues and operating income denominated in that currency, while depreciation of the local currencies has a positive effect on revenues and operating income denominated in the local currencies.

We have experienced significant growth of our business in recent periods and failure to manage our continued growth could strain our management and other resources.

  Competing in the markets in which we participate requires effective planning and management. Our rapid growth could place a significant strain on our managerial, operational and financial resources. In particular, the rapid increase in our number of employees, especially in the United States, could cause our current facilities to become insufficient for our needs. To manage our growth, we must continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. The cost of investment and the continuing maintenance costs for these applications adds significantly to our general and administrative expenses.

  In addition, our systems, procedures and controls might not be adequate to support our operations. In particular, our rapid growth in the United States could tax the capabilities of our information systems and our ability to continue to effectively integrate our worldwide operations. We may not succeed in achieving the rapid execution necessary to exploit the market for our products and services. Our future operating results will also depend on our ability to expand our sales and marketing organizations, establish distribution channels to penetrate different and broader markets, and expand our support organization commensurate with the increasing base of our installed products. If we are unable to manage our growth effectively or fail to acquire resources or assistance necessary to manage or support our growth, our business might be harmed.

If we fail to meet the challenges associated with operating internationally, we may not be able to grow our business.

  Our products are currently marketed in over 25 countries in Europe, North America, South America, Africa and the Asia/Pacific regions. Our future revenue growth depends upon the successful continued expansion of our sales, marketing, support and service organizations, through direct or indirect channels, in the countries in which potential customers are located. This expansion will require that we establish new offices, hire new personnel and manage operations in widely disparate geographies, economies, legal systems, languages and cultures. In pursuing our international strategy, we face several additional risks. These risks include:

  . uncertainty of market acceptance in new regions due to language, cultural or other factors;

  . lower levels of Internet usage and electronic commerce usage in the countries outside of the United States and Europe;

  . unexpected changes and differences in regulatory requirements, particularly as applied to electronic commerce;

  . our inability to manage our international growth, which we began before we were able to firmly establish our business model or infrastructure in a single market or a small number of markets;

  .  difficulty in collecting accounts receivable in some jurisdictions;

  .  potentially adverse tax consequences; and

  . our ability to find and develop relationships with international companies.

  If we are unable to manage the potential effects of any of these risks, we may not be able to grow our business in the future.

Our customer base is concentrated and our success depends on our ability to retain certain existing customers.

  Deutsche Telekom accounted for approximately 23% of our net sales for the year ended December 31, 1998, and 9% for the year ended December 31, 1999 and 4% for the six months ended June 30, 2000. Our top ten customers accounted for approximately 41% of net sales for the year ended December 31, 1998 and 31% of net sales for the year ended December 31, 1999 and 38% of net sales for the six months ended June 30, 2000. We expect to continue to derive a significant portion of our revenues from sales to a limited number of customers. The loss or a substantial decrease in the volume of orders from Deutsche Telekom or any of our other top customers may harm our business.

We are subject to numerous taxing authorities which could make tax assessments against us for prior years.

  Since some of our subsidiaries operate outside of the United States, we are subject to the jurisdiction of numerous foreign tax authorities. These tax authorities monitor the income generated in their jurisdictions and regulate various corporate transactions, including intercompany transfers. We cannot assure you that intercompany transfers and various corporate transactions will not be challenged by foreign tax authorities or that such challenges will not harm our business. Except with respect to INTERSHOP Communications, Inc. and INTERSHOP Communications GmbH, no tax audits have yet been performed on us or our subsidiaries. The tax audit did not cover our existing corporate group structure. Accordingly, a subsequent tax assessment may occur.

Taxes on transactions on the Internet being considered by the United States and other jurisdictions could slow the growth of electronic commerce and, therefore, harm our business.

  Tax authorities on the international, federal, state and local levels are currently reviewing the appropriate tax treatment of companies engaged in commerce over the Internet. New United States state tax regulations may subject us to additional state sales, income and other taxes. A recently passed United States federal law places a temporary moratorium on certain types of taxation on Internet companies. If sales, income or other types of taxes over the Internet are imposed, those taxes would likely increase our cost of doing business.

We may not be able to adequately protect our intellectual property rights.

  Our success depends, in part, upon our proprietary technology and other intellectual property rights. To date, we have relied primarily on a combination of copyright, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect our proprietary technology. We cannot assure you that our means of protecting our intellectual property rights in the United States or abroad will be adequate or that others, including our competitors, will not use our proprietary technology without our consent.

We may face intellectual property infringement claims that are costly to resolve.

  We cannot assure you that third parties will not claim that our current or future products and services infringe upon their intellectual property rights. For example, the United States Patent and Trademark Office has granted, and may continue to grant, patents for inventions that represent traditional methods of doing business, but adapted for use on the Internet. If a claim of patent infringement by any company were made against us, we would likely incur significant expenses in defending against the claim, which could harm our business. In addition, if a claim of infringement is made against us and we are not successful in defending against the claim, we could be liable for substantial damages. We may also be required to make royalty payments, which could be substantial, to the holder of the patent rights. These events could harm our business and limit our prospects for growth.

  From time to time, other third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are important to us. In addition, third parties may assert claims or initiate litigation against us or our manufacturers, suppliers or customers with respect to existing or future products, trademarks or other proprietary rights.

  We are obligated under certain agreements to indemnify other parties and our customers as a result of claims that we infringe on the proprietary rights of third parties. If we are required to indemnify parties under these agreements, our operating results could be harmed.

We may not be able to secure necessary funding in the future or may only be able to do so at terms disadvantageous to us or our current shareholders.

  We require substantial working capital to fund our business. With the exception of two consecutive quarters of profitability in the six months ended June 30, 2000, we have had significant operating losses and negative cash flow from operations since inception and expect that this may continue for the foreseeable future. We expect to use the net proceeds of this offering primarily for working capital and general corporate purposes, including to fund the growth of our business. We believe that these proceeds, together with our existing capital resources, will be sufficient to meet our capital requirements for the near term. However, our capital requirements depend on several factors, including the rate of market acceptance of our products and services, the ability to expand our customer base, our ability to control costs and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution or such equity securities may have rights, preferences or privileges senior to those of the holders of our ordinary shares and ADSs. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop new or enhance our products and services, take advantage of future opportunities or respond to competitive pressures.

Concentration of ownership of our ordinary shares and ADSs may limit your ability to influence corporate matters.

  Mr. Stephan Schambach, our chief executive officer, is not a direct shareholder of our company. However, both he and Mr. Burgess Jamieson hold shares in our U.S. subsidiary which may be converted into the ordinary shares of our company. In the event that all shares in our U.S. subsidiary were converted into the ordinary shares of our company after the consummation of this offering, Mr. Schambach would own approximately 12.4% of our capital stock and Messrs. Schambach and Jamieson together would own approximately 13.6% of our capital stock. In this event, Messrs. Schambach and Jamieson, along with other members of our supervisory board, management board and executive officers, would own approximately 27.7% of our capital stock. As a result, this group of shareholders will be able to exercise significant influence over all matters requiring shareholder approval. If some or all of this group of shareholders choose to act or vote together, they will have the power to control matters requiring shareholder approval, including supervisory board elections, amendments to our articles of association and approval of significant corporate transactions like mergers or sales of all of our assets. This concentration of ownership may have the effect of discouraging third parties from making a tender offer or bid to acquire our company at a price per share that is above the then-current market price.

We could be subject to potential product liability claims and could be forced to pay damages on those claims.

  Software products as complex as ours may contain undetected errors or defects when first introduced or when new versions are released. Customers or third parties might detect other errors once they have started using our software. They might also use our software for purposes for which it was not intended. Our license agreements with customers and distribution partners often contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our contracts often limit the amounts recoverable by others for damages to the amounts paid to us by the customer for the product or service which gives rise to the claim. Although we have been subject to no such claims as of the date of this prospectus, the continued sale and support of our products may result in our being subject to those claims. However, customers who bring liability claims may seek damages beyond the scope of these contracts and subject us to losses which may not be covered by our product liability insurance. If we were required to pay those damages, our operating margins would be reduced.

Certain antitakeover provisions under German law and in our articles of association may discourage acquisitions of us that may be beneficial to you.

  We are subject to the Takeover Code of the Exchange Expert Commission of the German Federal Ministry of Finance. These provisions, along with the provisions of our articles of association, may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or management. As a result, transactions that would award you a premium for your ADSs over the current market prices may not be completed. In addition, these provisions may limit your ability to approve transactions that you believe to be in your best interest.

You may not be able to enforce United States legal judgments against us.

  We are a stock corporation (Aktiengesellschaft) organized under the laws of Germany. Some of the members of our supervisory board (Aufsichtsrat) and management board (Vorstand) are non-residents of the United States. A substantial portion of the assets of those persons and of our assets are located outside of the United States. As a result, it may not be possible to effect service of process within the United States upon those persons or upon us or to enforce against them judgments obtained in United States courts based on the civil liability provisions of the United States securities laws. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in Germany.

Risks Related to the Offering

The price of your ADSs may fluctuate dramatically and your investment in our ADSs could suffer a decline in value.

  The worldwide equity markets in recent years, and in particular the market for Internet stocks, have experienced extreme price and volume fluctuations. This market volatility affects the market prices of the stock of many high technology and Internet companies and is often unrelated or disproportionate to the operating performance of these companies. In addition, negative changes in financial estimates of our performance by securities analysts could cause volatility in the price of our ADSs. These fluctuations, as well as general economic and market conditions, may negatively affect the market price for our ordinary shares and ADSs without regard to any changes in our results of operations or financial condition.

You may not be able to resell your ADSs.

  Prior to this offering, there has been no public market for the ADSs, although our ordinary shares trade in Germany on the Neuer Markt of the Frankfurt Stock Exchange. While we intend to apply to list our ADSs on The Nasdaq Stock Market's National Market, we cannot assure you that an active trading market for our ADSs will develop or be maintained after listing. If an active trading market is not developed or maintained, the liquidity and trading prices of our ADSs could be negatively affected.

We have broad discretion in spending the proceeds of this offering and may do so in ways with which you disagree.

  We intend to use the proceeds for working capital and general corporate purposes. Since we have no specific allocations for the use of the net proceeds of this offering, our management will have broad discretion over the ways in which the proceeds will be used. Because of the number and variability of factors that determine our use of the net proceeds of this offering, you may not agree with the uses management chooses or that the proceeds will be invested in a way that yields a favorable return to you.

Future sales of our shares may cause our ordinary share prices to decline.

  If our shareholders sell substantial amounts of our ordinary shares, including ordinary shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our ADSs could fall. In addition, these sales could create the perception to the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. See "Shares Eligible for Future Sale" for additional details on the number of shares which may be sold in the public market and the timing of sales of our ordinary shares.

You will face substantial and immediate dilution.

  The present owners of our issued and outstanding ordinary shares have also acquired a controlling interest in our company at a cost substantially less than the price at which the investors in this offering will acquire their ADSs or shares. In addition, purchasers of our ADSs will experience immediate and substantial dilution of approximately $34.00 in net tangible book value per ADS or approximately 98% of the assumed offering price of $34.58 per ADS, based on an exchange rate of (Euro)1.00 = $0.87, on September 26, 2000, adjusting for the ratio of 1/2 an ordinary share per ADS. Since voting power is shared among all outstanding ordinary shares, the issuance of more ordinary shares reduces the voting powers of each previously outstanding ordinary share.

                     PRESENTATION OF FINANCIAL INFORMATION

  We had previously prepared consolidated financial statements in Deutsche marks. We now prepare consolidated financial statements in the euro, and we have restated all historical financial information from DM into the euro. Our share price is quoted in the euro on the Neuer Markt of the Frankfurt Stock Exchange. In this prospectus, references to "DM" are to Deutsche marks, references to "(Euro)" are to the euro, and references to "$" and "U.S. dollars" are to United States dollars. For convenience only and except where noted otherwise, certain euro figures have been translated into U.S. dollars at the rate of (Euro)1.00 = $0.95, the noon buying rate in New York City for cable transfers in foreign currencies certified by the Federal Reserve Bank of New York for customs purposes on June 30, 2000. You should not consider these translations as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. See "Exchange Rate Information" for information concerning the Deutsche Mark to dollar exchange rate from January 1, 1994 through December 31, 1998 and the euro to dollar exchange rate from January 1, 1999 through June 30, 2000.

  The euro to DM exchange rate is a fixed rate of DM 1.95583 = (Euro)1.00.

  Our fiscal year ends on December 31, and references in this prospectus to any specific fiscal year are to the twelve-month period ended December 31 of such year.

                           FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such an "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of electronic commerce and related service markets and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks we face that are described above under the caption "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

  Our net proceeds from the sale of the shares and ADSs in this offering are estimated to be $107.0 million, or (Euro)123.0 million, after deducting the estimated underwriting discount and estimated offering expenses. This assumes an assumed offering price of $34.58 per ADS, and that the underwriters' option to purchase additional ADSs to cover over-allotments will not be exercised.

  We currently expect to use the net proceeds primarily for working capital and general corporate purposes. For the fiscal year ending December 31, 2000, we currently estimate that from the net proceeds product development expenses will be between $10.0 million and $20.0 million and expenses relating to the expansion of our sales and marketing organization will be between $30.0 million and $40.0 million. These projected expenses are estimates and approximations only and do not represent firm commitments by us. Our actual results have deviated significantly from our forecasts in the past and are likely to do so in the future. As a result, investors should not rely on these forecasts when considering an investment in us. In addition, we expect to use a portion of the net proceeds for further development of our product lines through acquisitions of products, technologies and businesses, although we have no present commitments or agreements to make any major acquisitions. The amount of cash that we will actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. Thus, management will have significant discretion in applying the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  We have never declared or paid any dividends. We currently intend to retain all available earnings generated by our operations for the development and growth of our business and do not currently anticipate paying any cash dividends on our ordinary shares or ADSs. If we were to pay any dividends, we would pay them in Deutsche marks until the euro replaces the Deutsche mark as legal tender in the Federal Republic of Germany, after June 30, 2002. After that date, we would pay any dividends in euros.

                         PRICE RANGE OF ORDINARY SHARES

  Currently, the principal trading market for our ordinary shares is the Neuer Markt of the Frankfurt Stock Exchange.

  For June 30, 2000, approximately 50 U.S. holders held our ordinary shares. These holders held approximately 8,500,000 ordinary shares, representing less than 10% of our outstanding ordinary shares.

  The following tables set forth, for the periods indicated, the reported high and low quoted closing prices, together with the average daily trading volume, on the Neuer Markt of the Frankfurt Stock Exchange. Our ordinary shares began trading on the Neuer Markt of the Frankfurt Stock Exchange on July 16, 1998. On September 26, 2000, the closing price of our ordinary shares on the Neuer Markt of the Frankfurt Stock Exchange was (Euro)79.50 per ordinary share, which is equivalent to $34.58 per ADS.

                            Frankfurt Stock Exchange

                                        Frankfurt Stock Exchange Average Daily
                                            Price per Share      Trading Volume
                                        ------------------------ --------------
                                            High         Low
                                        ------------ ----------- (in thousands)
1998
  Third quarter........................ (Euro)  8.25 (Euro) 6.22     36.32
  Fourth quarter.......................         8.49        5.28     34.79
1999
  First quarter........................ (Euro) 12.10 (Euro) 6.64     44.45
  Second quarter.......................        16.53       11.73     72.42
  Third quarter........................        20.90       14.73     88.77
  Fourth quarter.......................        61.60       20.10     89.25
2000
  First quarter........................ (Euro)134.20 (Euro)48.20     82.67
  Second quarter.......................       110.00       73.20    104.32
  Third quarter (through September 26,
   2000)...............................       104.99       75.10    269.442

                           EXCHANGE RATE INFORMATION

  For a discussion of the impact of exchange rate fluctuations on our business, financial condition and results of operations, see "Risk Factors--Currency Fluctuations May Negatively Affect Our Operating Results" and "Management Discussion and Analysis of Financial Condition and Results of Operations."

  The following table sets forth, for the periods and dates indicated, the average, high, low and period-end noon buying rates for converting Deutsche marks to U.S. dollars, expressed in Deutsche marks per U.S. dollar, and converting euros to U.S. dollars, expressed in euros per U.S. dollar. Effective January 1, 1999, the euro was introduced in the 11 member states of the European Union currently participating in the European Monetary Union, known as the EMU, as a common legal currency among those states for "paperless" transactions, pending the substitution of euro bank notes and coins for the national currencies of the participating member states between January 1, 2002 and July 1, 2002. Effective July 1, 2002, the euro will be the official legal tender for the participating member states, and the national currencies of those member states will be withdrawn from circulation. The fixed exchange rate for the euros converted to the Deutsche mark is DM 1.95583 per (Euro)1.00. We do not represent that the Deutsche mark or euro amounts shown below could be or could have been converted into U.S. dollars at any particular rate or at all. The period average is the average of the noon buying rates on the last business day of each full calendar month during the relevant period.

                                                                 Period  Period
As of December 31,                                High     Low   Average   End
------------------                               ------- ------- ------- -------
1995............................................ DM 1.57 DM 1.34 DM 1.43 DM 1.43
1996............................................    1.57    1.43    1.50    1.55
1997............................................    1.87    1.54    1.73    1.79
1998............................................    1.86    1.56    1.76    1.68
1999............................................    1.96    1.64    1.84    1.95
2000 (through September 26, 2000)...............    2.32    1.88    2.08    2.24

  The table below sets forth, for the periods and dates indicated, information concerning the noon buying rates for the euro quoted by the Federal Reserve Bank of New York expressed in euro per $1.00. We do not represent that the euro or U.S. dollar amounts shown below could be or could have been converted into U.S. dollars at any particular rate or at all. The period average is the average of the noon buying rates on the last business day of each full calendar month during the relevant period.

                                                             Period
                                        High       Low      Average   Period End
                                     ---------- ---------- ---------- ----------
As of September 26, 2000............ (Euro)1.19 (Euro)0.96 (Euro)1.06 (Euro)1.14

                                 CAPITALIZATION

  The table below sets forth the following information:

  .  our actual capitalization as of June 30, 2000; and

  . our capitalization as adjusted to give effect to our sale of 3,350,000 ADSs at an assumed public offering price of $34.58 per ADS and deduction of the estimated underwriting discount and estimated offering expenses payable by us.

  Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 500,000 ADSs that the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 87,280,940 ordinary shares will be outstanding after this offering based on the shares outstanding as of June 30, 2000. This table excludes:

  . 8,165,000 ordinary shares reserved for issuance under our 1999 Stock Option Plan as of June 30, 2000;

  . 1,082,065 ordinary shares reserved for issuance under our 1997 Equity Incentive Plan as of June 30, 2000;

  . 13,644,500 ordinary shares reserved for issuance to Messrs. Stephan Schambach and Burgess Jamieson in the event of the conversion of their shares in INTERSHOP Communications, Inc., our U.S. subsidiary as of August 30, 2000; and

  .  500,000 shares that were privately placed in August 2000.

  For convenience only certain euro figures have been translated into U.S. dollars at the rate of (Euro)1.00 = $0.95, the noon buying rate in New York City for cable transfers in foreign currencies certified by the Federal Reserve Bank of New York for customs purposes on June 30, 2000. As adjusted figures have been translated into U.S. dollars at the rate of (Euro)1.00 = $0.87, the noon buying rate in New York City for cable transfers in foreign currencies certified by the Federal Reserve Bank of New York for customs purposes on September 26, 2000.

                                                     June 30, 2000
                                            ----------------------------------
                                                Actual          As Adjusted
                                            ----------------  ----------------
                                                    (in thousands)
                                            (Euro)      $     (Euro)      $
Total long-term borrowings.................      20       19       20       17
Bearer ordinary shares ....................  85,356   81,088   87,031   75,717
Paid-in capital............................      --       --  121,313  105,543
Deferred compensation......................    (131)    (124)    (131)    (114)
Accumulated deficit........................ (53,618) (50,937) (53,618) (46,648)
Accumulated other comprehensive income.....     590      561      590      513
                                            -------  -------  -------  -------
  Total shareholders' equity...............  32,197   30,588  155,186  135,011
                                            -------  -------  -------  -------
  Total capitalization.....................  32,217   30,607  155,206  135,028
                                            =======  =======  =======  =======

                                    DILUTION

  Our net tangible book value, as of June 30, 2000, was (Euro)31.7 million ($27.6 million), or approximately (Euro)0.36 per ordinary share ($0.16 per ADS). Net tangible book value per ordinary share represents the amount of our total tangible assets, minus the amount of our total liabilities, divided by the number of shares outstanding. After giving effect to our issuance and sale of 1,675,000 ordinary shares in this offering at the assumed offering price of
(Euro)79.50 per share ($34.58 per ADS) (after deducting estimated underwriting discounts, commissions and estimated offering expenses which we will pay), our pro forma net tangible book value, as of June 30, 2000, would have been
(Euro)154.7 million ($134.6 million) or (Euro)1.78 per ordinary share ($0.77 per ADS). This represents an immediate increase in pro forma net tangible book value of (Euro)1.42 per share ($0.61 per ADS) to our existing shareholders and an immediate dilution in net tangible book value of (Euro)77.72 per ordinary share ($33.81 per ADS) to you for purchasing shares in this offering. Per ADS U.S. dollar amounts are calculated at a rate of (Euro)1.00 = $0.87, on September 26, 2000, adjusting for the ratio of 1/2 of an ordinary share per ADS.

  The following table shows this per share dilution:

                                                            Per Share  Per ADS
                                                           ----------- -------
Assumed offering price.................................... (Euro)79.50 $34.58
Net tangible book value at June 30, 2000 before giving
 effect to this offering..................................        0.36   0.16
Increase attributable to this offering....................        1.42   0.61
Pro forma net tangible book value at June 30, 2000 after
 giving effect to this offering...........................        1.78   0.77
                                                           ----------- ------
Dilution to new investors................................. (Euro)77.72 $33.81
                                                           =========== ======

  The following table sets forth, on a pro forma basis, as of June 30, 2000, the number of shares issued by us, the total consideration paid to us and the average price paid per ordinary share by existing shareholders and by new investors purchasing shares in this offering. Per ADS U.S. dollar amounts are calculated at a rate of (Euro)1.00 = $0.87, on September 26, 2000, adjusting for the ratio of 1/2 of an ordinary share per ADS.

                         Shares Purchased   Total Consideration      Average Price
                         ---------------- ----------------------- -------------------
                           Number     %        Amount         %    Per Share  Per ADS
                         ---------- ----- ----------------- ----- ----------- -------
Existing shareholders... 85,355,940 100.0 (Euro) 74,488,000  35.9 (Euro) 0.86 $ 0.36
New investors...........  1,675,000   --        133,163,000  64.1       79.50  34.58
                         ---------- ----- ----------------- -----
  Total................. 87,030,940 100.0 (Euro)207,651,000 100.0 (Euro) 2.39 $ 1.04
                         ========== ===== ================= =====

  This table includes:

  . 1,675,000 shares reserved for offering in connection with the Nasdaq listing.

  This table excludes:

  . 8,165,000 ordinary shares reserved for issuance under our 1999 Stock Option Plan as of June 30, 2000;

  . 1,082,065 ordinary shares reserved for issuance under our 1997 Equity Incentive Plan as of June 30, 2000;

  . 13,644,500 ordinary shares reserved for issuance to Messrs. Stephen Schambach and Burgess Jamieson in the event of the conversion of their shares in INTERSHOP Communications, Inc., our U.S. subsidiary as of August 30, 2000; and

  .  500,000 shares that were privately placed in August 2000.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

  The consolidated statements of operations for the six months ended June 30, 1999 and 2000 and the consolidated balance sheet data at June 30, 2000 are derived from our consolidated financial statements, which are unaudited. The consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data at December 31, 1998 and 1999 are derived from our consolidated financial statements, which have been audited by Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, independent public accountants, and are included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995 and 1996 are derived from our consolidated financial statements, audited by Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, not included in this prospectus. All prior year balances have been restated from Deutsche marks into euros using the exchange rate as of January 1, 1999. Prior to 1997, there was no common stock outstanding as we were organized as INTERSHOP Communications GmbH, which is a limited liability corporation. Accordingly, no earnings per share have been presented for periods prior to 1997. Financial data as of and for the years ended December 31, 1995 and 1996 represent information for INTERSHOP Communications GmbH.

  When you read this selected consolidated financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, as well as the section in this prospectus entitled "Management Discussion and Analysis of Financial Condition and Results of Operations." For convenience only certain euro figures have been translated into U.S. dollars at the rate of (Euro)1.00 = $0.95, the noon buying rate in New York City for cable transfers in foreign currencies certified by the Federal Reserve Bank of New York for customs purposes on June 30, 2000.

                                                                                                     For the Six Months
                                                    For the Year Ended December 31,                    Ended June 30,
                                            ---------------------------------------------------- ----------------------------
                                             1995   1996    1997    1998     1999       1999      1999       2000      2000
                                            ------ ------  ------  -------  -------  ----------- -------  ----------- -------
                                            (Euro) (Euro)  (Euro)  (Euro)   (Euro)       US$     (Euro)     (Euro)     US$
                                                                    (As restated--see Note 2)     (As restated--see Note 2)
                                                                                     (unaudited)          (unaudited)
Consolidated Statement of Operations Data:
Revenues:
 Licenses.............................        43       25   2,947   11,295   29,534     28,057    10,515     39,950    37,952
 Services, maintenance and other
  revenues............................       842      446   2,088    6,577   16,732     15,896     5,954     17,591    16,712
                                             ---   ------  ------  -------  -------    -------   -------    -------   -------
 Total revenues.......................       885      471   5,035   17,872   46,266     43,953    16,469     57,541    54,664
                                             ---   ------  ------  -------  -------    -------   -------    -------   -------
Cost of revenues:
 Licenses.............................       120       85     442    1,742    4,786      4,547     1,346      3,280     3,116
 Services, maintenance and other
  revenues............................       548      483   2,245    3,766    8,465      8,041     3,305     14,207    13,497
                                             ---   ------  ------  -------  -------    -------   -------    -------   -------
 Total cost of revenues...............       668      568   2,687    5,508   13,251     12,588     4,651     17,487    16,613
                                             ---   ------  ------  -------  -------    -------   -------    -------   -------
Gross profit (loss)...................       217      (97)  2,348   12,364   33,015     31,365    11,818     40,054    38,051
                                             ---   ------  ------  -------  -------    -------   -------    -------   -------
Operating expenses:
 Research and development.............        30      298   1,006    4,368    7,115      6,759     2,979      3,534     3,358
 Sales and marketing..................        78    1,069   4,705   18,368   34,771     33,032    12,447     25,318    24,052
 General and administrative...........       126      790   3,454    6,729   11,206     10,647     4,943      9,343     8,875
 Legal settlement costs...............       --       --      --     1,866      --         --        --         --        --
                                             ---   ------  ------  -------  -------    -------   -------    -------   -------
 Total operating expenses.............       234    2,157   9,165   31,331   53,092     50,438    20,369     38,195    36,285
                                             ---   ------  ------  -------  -------    -------   -------    -------   -------
Operating income (loss)...............       (17)  (2,254) (6,817) (18,967) (20,077)   (19,073)   (8,551)     1,859     1,766
Other income (expense), net...........        14      (66)   (198)   1,659    1,688      1,603       884      1,101     1,045
                                             ---   ------  ------  -------  -------    -------   -------    -------   -------
Net income (loss) ....................        (3)  (2,320) (7,015) (17,308) (18,389)   (17,470)   (7,667)     2,960     2,811
                                             ===   ======
Accretion of redeemable preferred
 stock................................                       (149)    (220)     --         --        --         --        --
                                                           ------  -------  -------    -------   -------    -------   -------
Net income (loss) attributable to
 common shareholders..................                     (7,164) (17,528) (18,389)   (17,470)   (7,667)     2,960     2,811
                                                           ======  =======  =======    =======   =======    =======   =======
Net income (loss) per AG Share
 attributable to common shareholders:
 Basic................................                      (0.24)   (0.38)   (0.23)     (0.22)    (0.10)      0.04      0.04
                                                           ======  =======  =======    =======   =======    =======   =======
 Diluted..............................                      (0.24)   (0.38)   (0.23)     (0.22)    (0.10)      0.03      0.03
                                                           ======  =======  =======    =======   =======    =======   =======
Net income (loss) per ADS attributable
 to common shareholders:
 Basic................................                      (0.12)   (0.19)   (0.12)     (0.11)    (0.05)      0.02      0.02
                                                           ======  =======  =======    =======   =======    =======   =======
 Diluted..............................                      (0.12)   (0.19)   (0.12)     (0.11)    (0.05)      0.01      0.01
                                                           ======  =======  =======    =======   =======    =======   =======
Shares used in per AG share
 calculations:
 Basic................................                     30,170   45,965   79,883     79,883    77,945     82,771    82,771
                                                           ======  =======  =======    =======   =======    =======   =======
 Diluted..............................                     30,170   45,965   79,883     79,883    77,945    100,436   100,436
                                                           ======  =======  =======    =======   =======    =======   =======
Shares used in per ADS share
 calculations:
 Basic................................                     60,340   91,930  159,766    159,766   155,890    165,542   165,542
                                                           ======  =======  =======    =======   =======    =======   =======
 Diluted..............................                     60,340   91,930  159,766    159,766   155,890    200,872   200,872
                                                           ======  =======  =======    =======   =======    =======   =======

                                                             As of December 31,
                                                    ---------------------------------------  As of June 30,
                                                     1995   1996    1997    1998     1999         2000
                                                    ------ ------  ------  -------  -------  ----------------
                                                    (Euro) (Euro)  (Euro)  (Euro)   (Euro)   (Euro)     US$
                                                                                               (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents..........................   57      214   5,058   34,185   12,065   18,054   17,151
Working capital....................................  (56)     224     (82)  31,709   10,020   14,575   13,846
Total assets.......................................  283    1,586  10,731   47,221   53,789   91,792   87,203
Long-term liabilities..............................    3    1,713   6,945    1,978      240       73       69
Accumulated deficit................................   (5)  (2,324) (9,489) (27,017) (45,406) (53,618) (50,937)
Total shareholders' equity (deficit)...............   47   (2,314) (9,593)  34,225   22,864   32,197   30,588

  From inception to December 31, 1996 the Company reported its consolidated financial statements in Deutsche marks (DM). In 1997, the Company reported in U.S. dollars as INTERSHOP Communication, Inc., a U.S. entity, was the parent company in that year. These financial statements were then restated and presented in DM after the Company acquired the majority of the outstanding shares of INTERSHOP Communications, Inc. during 1998. With the introduction of the euro ((Euro)) on January 1, 1999, the Company has elected to present the accompanying consolidated financial statements in euro. Accordingly, the Deutsche mark consolidated financial statements for each period presented have been restated into euro using the Deutsche mark/euro exchange rate as of January 1, 1999 of (Euro)1 = DM 1.95583. The Company's restated financial statements in euro depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Deutsche marks. The consolidated financial statements will, however, not be comparable to financial statements for periods prior to January 1, 1999 in euro of other companies that previously reported their financial information in a currency other than Deutsche marks. See disclosure of the above reporting currency information in Note 1 of Notes to Consolidated Financial Statements.

    MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

  You should read the following discussion and analysis of the financial condition and results of operations in conjunction with "Selected Consolidated Financial Data" and the consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

  We are a global provider of electronic commerce software applications that enable businesses to sell their products and services over the Internet. Our products can be integrated with existing business systems to allow our customers to sell goods and services over the Internet without replacing their existing business systems. The merchandising capabilities of our products, such as customer profiling and cross-selling, help our customers to increase sales revenues. We also provide professional services for our customers to assist in the installation and ongoing maintenance of our software applications. We began marketing electronic commerce software in 1992 in Jena, Germany and were a development stage company until 1997. We introduced our current product line in March 1998 and derive most of our revenue through licensing of our software products.

  We have previously prepared and reported our consolidated financial statements in Deutsche marks. With the introduction of the euro on January 1, 1999, we elected to present the accompanying consolidated financial statements in euro. Accordingly, the Deutsche mark consolidated financial statements for each period presented have been restated into euro using the Deutsche mark/euro exchange rate as of January 1, 1999 of (Euro)1 = DM 1.95583. Our restated euro financial statements depict the same trends as would have been presented if we had continued to present our consolidated financial statements in Deutsche marks. The consolidated financial statements will, however, not be comparable to the euro financial statements of other companies that previously reported their financial information in currency other than Deutsche marks.

  The financial information expressed in U.S. dollars is presented for the convenience of the reader and is translated from euro at the noon buying rate in New York City for cable transfers in euro as certified for custom purposes by the Federal Reserve Bank of New York on June 30, 2000 which was (Euro)1.00 to US$0.95. The translated amounts should not be construed as a representation that the local currency has been, could have been, or could be in the future, converted into U.S. dollars at this or any other rate of exchange.

Source of Revenues and Revenue Recognition Policy

  To date, we have generated revenues principally from the sale of licenses of our software products and by providing related professional services including consulting, implementation, technical support, maintenance and training. We generally license our products to customers on a "right to use" basis pursuant to a perpetual license. Our license agreements are generally in the same standard form, although each license may be individually negotiated and may contain variations. Our licenses are generally non-transferable or, if transferable, any transfer is subject to our reasonable approval. The standard end-user license agreement provides for an initial license fee based on the number and types of electronic commerce sites or computers involved. Additional license fees are charged when the number of electronic commerce sites or servers exceeds the number covered by the initial license fee.

  We recognize product license revenues when all of the following conditions are met:

  .  we have a non-cancelable license agreement with the customer;

  .  we have delivered the software product to the customer;

  .  the amount of fees to be paid by the customer is fixed or determinable;
     and

  .  the collection of these fees is probable.

  In instances where we provide services which significantly alter the features and functionality of our software, we recognize the license and related service revenues based on the percentage of completion as work progresses.

  Our remaining revenues are primarily attributable to service revenues, which include consulting, customer support and training revenue. Customers may purchase implementation services from us, but we expect to rely increasingly on third-party consulting organizations to deliver these services directly to our customers.

  We bill professional services either on a time and materials basis or on a fixed-price basis. We recognize professional services fees billed on a time and materials basis as the services are performed. We recognize professional services fees on fixed-price arrangements as the work progresses, based on our estimate of the work completed.

  We also enter into support agreements with customers in which we agree to provide technical support and software updates. We recognize revenues from these agreements as service revenues over the term of the agreement, which is typically one year.

  The costs associated with our license revenues include royalty payments to third parties for integrated technology, the cost of manuals and product documentation, production media used to deliver our products and shipping costs, including the costs associated with the electronic transmission of software to new customers. Our cost of maintenance and service revenues includes salaries and related expenses for our customer support, implementation and training services organizations, costs of third parties contracted to provide consulting services to customers and an allocation of our facilities, communications and depreciation expenses.

  Our operating expenses are classified according to the nature of the expenditure. The three general categories are: research and development, sales and marketing and general and administrative. Costs for overhead and facilities are allocated to each category that use the overhead and facilities services based on their headcount.

  In connection with stock option grants to our employees, our balance of deferred stock-based compensation totaled approximately (Euro)0.1 million as of June 30, 2000. This amount represents the difference between the exercise price and the deemed fair market value of our common stock for accounting purposes on the date we granted these stock options. This amount is included as a component of stockholders' equity and is being amortized on a straight-line basis by charges to operations over the vesting period of the options. For fiscal 1998 and 1999, we recorded approximately (Euro)0.2 million and (Euro)0.3 million of stock-based compensation amortization expense, respectively. For the six-month period ended June 30, 1999 and 2000, we recorded approximately (Euro)0.2 million and (Euro)0.1 million of stock-based compensation amortization expense, respectively. The amortization of the remaining deferred stock-based compensation will result in additional charges to operations through 2001.

  Although revenues increased in each of the past three years, we incurred significant costs to develop our technology and products and to recruit and train personnel for our engineering, sales, marketing, professional services and administrative departments. As a result, we incurred significant losses for the past four years with the exception of the first fiscal two quarters of 2000 and as of June 30, 2000, had an accumulated deficit of (Euro)53.6 million. We intend to continue to invest heavily in sales, marketing and research and development. We therefore expect to incur operating losses for the foreseeable future.

  Our limited operating history makes predicting future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early state of development, particularly companies in new and rapidly evolving markets. We may not be successful in addressing these risks and difficulties. Although we have experienced significant percentage growth in revenues in recent periods, we do not believe that prior growth rates are sustainable or indicative of future operating results.

  We had 765 full-time employees as of June 30, 2000 and intend to hire a significant number of employees in the future. This expansion places significant demands on our management and operational resources. To manage this rapid growth and increased demand, we will need to invest in and implement scalable operational systems, procedures and controls. We must also be able to recruit qualified candidates to manage our expanding operations. We expect future expansion to continue to challenge our ability to hire, train, manage and retain our employees.

Years Ended December 31, 1997, 1998 and 1999

Revenues

  Licenses. License revenues were (Euro)2.9 million for 1997, (Euro)11.3 million for 1998 and (Euro)29.5 million in 1999, representing increases of 290% from 1997 to 1998 and 161% from 1998 to 1999. The increase in license revenues from 1997 to 1998 is attributable to increased sales to new customers resulting from increased headcount in our sales force. The increase in license revenues from 1998 to 1999 is attributable to increased sales to new customers. Approximately 50% of this increase is attributable to increased headcount in our sales force, approximately 30% is attributable to the release of our ePages and enfinity product lines and approximately 20% is attributable to our geographic expansion to other European countries. Total headcount in our sales department was 34 people at December 31, 1997, 72 at December 31, 1998 and 101 at December 31, 1999.

  Service, maintenance and other revenues. Service, maintenance and other revenues were (Euro)2.1 million for 1997, (Euro)6.6 million for 1998 and
(Euro)16.7 million for 1999, representing increases of 214% from 1997 to 1998 and 153% from 1998 to 1999. Service revenues from professional services consulting fees were (Euro)1.2 million for 1997, (Euro)5.6 million for 1998 and
(Euro)11.3 million for 1999. Service revenues from software maintenance and support agreements were (Euro)0.3 million for 1997, (Euro)0.7 million for 1998 and (Euro)4.0 million for 1999. Other revenues were (Euro)0.6 million for 1997,
(Euro)0.3 million for 1998 and (Euro)1.4 million for 1999. The increase in service, maintenance and other revenues is primarily attributable to the increased licensing activity described above, which has resulted in increased revenues from customer implementations and maintenance contracts.

Cost of Revenues

  Licenses. Cost of revenues includes product license costs which include royalties to third party software vendors for software embedded in our product suite, as well as documentation and other informational media associated with our products. Cost of license revenues was (Euro)0.4 million for 1997,
(Euro)1.7 million for 1998 and (Euro)4.8 million for 1999. The increase is attributable to the increase in royalties paid to third parties from the increase in license revenues. Royalties paid to third parties were (Euro)0.3 million for 1997, (Euro)1.0 million for 1998 and (Euro)2.9 million for 1999.

  Service, maintenance and other revenues. Cost of service, maintenance and other revenues includes salary and other related costs for our professional services and support staff, as well as third party contractor expenses. Cost of service, maintenance and other revenues was (Euro)2.2 million for 1997,
(Euro)3.8 million for 1998 and (Euro)8.5 million for 1999. The increase is attributable to the increase in the number of employees providing implementation, training and technical support services. Total headcount in our professional services, training and support departments was 63 people at December 31, 1997, 104 at December 31, 1998 and 175 at December 31, 1999.

Gross Profit

  Gross profit was (Euro)2.3 million for 1997, (Euro)12.4 million for 1998 and
(Euro)33.0 million for 1999. The increase is attributable to the growth in our customer base as well as the increase in license sales as a percentage of total sales. Our customer base was approximately 130 at December 31, 1997, approximately 600 at December 31, 1998 and approximately 3,100 at December 31, 1999. Management believes that this trend will continue in the foreseeable future.

Gross margins on service, maintenance and other revenues was negative 8%, 43% and 49% in 1997, 1998 and 1999, respectively. The negative margin in 1997 was primarily due to the start-up costs associated with establishing a professional services division, in particular the costs associated with hiring software developers and engineers. Gross margin percentages are impacted by product mix and variable labor costs. Fixed costs and variable material costs have a minimal impact on gross margin.

Operating Expenses

  Research and Development. Research and development expenses were (Euro)1.0 million for 1997, (Euro)4.4 million for 1998 and (Euro)7.1 million for 1999. The increase is attributable to increases in the number of research and development personnel. Total headcount in our research and development department was 32 people at December 31, 1997, 51 at December 31, 1998 and 112 at December 31, 1999. To date, all software development costs have been expensed in the period incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase significantly in future periods.

  Sales and Marketing. Sales and marketing expenses were (Euro)4.7 million for 1997, (Euro)18.4 million for 1998 and (Euro)34.8 million for 1999. The increase in the total amount of sales and marketing expenses is attributable to the increased number of sales and marketing employees and the increase in marketing program expenses. Total headcount in our marketing department was 27 people at December 31, 1997, 44 at December 31, 1998 and 78 at December 31, 1999. Marketing program expenses were (Euro)1.0 million for 1997, (Euro)3.8 million for 1998 and (Euro)13.2 million for 1999. We believe that continued investment in sales and marketing is critical to attaining our strategic objectives, and, as a result, we expect sales and marketing expenses to increase in future periods.

  General and Administrative. General and administrative expenses were
(Euro)3.5 million for 1997, (Euro)6.7 million for 1998 and (Euro)11.2 million for 1999. The increase is primarily attributable to the increase in the number of administrative personnel. The number of administrative personnel was 24 people at December 31, 1997, 49 at December 31, 1998 and 78 at December 31, 1999. We believe that general and administrative costs will further increase as we expect to continue adding personnel to support our expanding operations and incurring additional costs related to the growth of our business.

Other Income (Expense), Net

  Other income (expense), net consists of interest income, interest expense and other non-operating expenses. Other income, net was (Euro)(0.2) million for 1997, (Euro)1.7 million for 1998 and (Euro)1.7 million for 1999. The increase from 1997 to 1998 is due to interest income generated from the remaining proceeds from our initial public offering in Germany in July 1998. Included in other income (expense), net is employment-related government subsidies in Germany. We are under no obligation to repay any amounts subsidized by the German government for employment related expenses and we do not expect ever to repay such subsidies. After receiving no subsidies in 1997, we received
(Euro)1.3 million in 1998 and (Euro)0.9 million in 1999.

Six Months Ended June 30, 1999 and 2000

Revenues

  Licenses. License revenues increased from (Euro)10.5 million for the six months ended June 30, 1999 to (Euro)40.0 million for the six months ended June 30, 2000. The increase is attributable to an increase in sales to new customers resulting from increased numbers of employees in our sales force and an increase attributable to the introduction of the enfinity product released in fourth quarter of 1999. Total headcount in our sales department increased from 93 on June 30, 1999 to 173 on June 30, 2000.

  Service, maintenance and other revenues. Service, maintenance and other revenues were (Euro)6.0 million for the six months ended June 30, 1999 and
(Euro)17.6 million for the six months ended June 30, 2000, representing a 193% increase. Service revenues from professional services consulting fees increased from (Euro)4.7 million for the six months ended June 30, 1999 to (Euro)12.0 million for the six months ended June 30, 2000. Service revenues from software maintenance, support agreements, and customer training increased from
(Euro)0.9 million for the six months ended June 30, 1999 to (Euro)5.3 million for the six months ended June 30, 2000. Other revenues were (Euro)0.4 million for the six months ended June 30, 1999 and (Euro)0.3 million for the six months ended June 30, 2000. The increase in service, maintenance and other revenue is attributable to the increased licensing activity described above, which has resulted in increased revenues from customer implementations and maintenance contracts.

Cost of Revenues

  Licenses. Cost of revenues includes royalties paid to third-party software vendors for software embedded in our product suite, as well as documentation and other informational media associated with our products. Cost of license revenues increased from (Euro)1.3 million for the six months ended June 30, 1999 to (Euro)3.3 million for the six months ended June 30, 2000. The increase is attributable to the increase in royalties paid to third parties from the increase in license revenues. Royalties paid to third parties were (Euro)1.1 million for the six months ended June 30, 1999 and (Euro)2.8 million for the six months ended June 30, 2000.

  Service, maintenance and other revenues. Cost of revenues includes salary and other related costs for our professional services and support staff, as well as third party contractor expenses. Cost of service, maintenance and other revenues increased from (Euro)3.3 million for the six months ended June 30, 1999 to (Euro)14.2 million for the six months ended June 30, 2000. This increase is attributable to the increase in the number of employees providing implementation, training and technical support services. The total number of employees in our professional services, training and support departments was 135 people at June 30, 1999 and 276 people at June 30, 2000.

Gross Profit

  Gross profit increased from (Euro)11.8 million for the six months ended June 30, 1999 to (Euro)40.1 million for the six months ended June 30, 2000. The increase is attributable to the growth in our customer base, which contributed to increased revenues from software licenses, implementation and maintenance services.

Operating Expenses

  Research and Development. Research and development expenses increased from
(Euro)3.0 million for the six months ended June 30, 1999 to (Euro)3.5 million for the six months ended June 30, 2000. The total number of employees in our research and development department was 89 at June 30, 1999 and 115 at June 30, 2000. This increase is attributable to the increased number of research and development personnel. To date, all software development costs have been expensed in the period incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives, and, as a result, we expect research and development expenses to increase significantly in future periods.

  Sales and Marketing. Sales and marketing expenses increased from (Euro)12.4 million for the six months ended June 30, 1999 to (Euro)25.3 million for the six months ended June 30, 2000. The total number of employees in our sales and marketing department was 146 at June 30, 1999 and 267 at June 30, 2000. This increase is attributable to both the increased number of sales and marketing personnel and a general increase in marketing program spending. We believe that continued investment in sales and marketing is critical to attaining our strategic objectives, and, as a result, we expect sales and marketing expenses to increase in future periods.

  General and Administrative. General and administrative expenses increased from (Euro)4.9 million for the six months ended June 30, 1999 to (Euro)9.3 million for the six months June 30, 2000. The total number of employees in our general and administrative department was 71 at June 30, 1999 and 107 at June 30, 2000. This increase is primarily attributable to the increased number of administrative personnel. We believe that general and administrative costs will further increase as we expect to continue adding personnel to support our expanding operations and incurring additional costs related to the growth of our business.

Other Income, Net

  Other income, net consists of interest income, interest expense and other non-operating expenses. Other income, net increased from (Euro)0.9 million for the six months ended June 30, 1999 to (Euro)1.1 million for the six months ended June 30, 2000. Included in other income, net are employment-related government subsidies in Germany. We are under no obligation to repay any amounts subsidized by the German government for employment expenses and we do not expect ever to repay such subsidies.

Provision for Income Taxes

  From inception through December 31, 1999, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. Given our losses incurred through December 31, 1999, our losses projected for fiscal 2000 and the difficulty in accurately forecasting our future results, management does not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore, we have recorded a 100% valuation allowance against the deferred income tax asset. See Note 10 of Notes to Intershop's Financial Statements for the components of the deferred income tax asset.

Quarterly Results of Operations

  The following table sets forth consolidated statement of operations data for each of the ten consecutive quarters ending June 2000, as well as the percentage of our total revenues represented by each item. We believe that this information has been prepared substantially on the same basis as the audited and unaudited consolidated financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations. Amounts in U.S. dollars are unaudited and translated at (Euro)1.00 to $0.95, the noon buying rate on June 30, 2000. For recent exchange rates between the euro and the U.S. dollar, please see "Exchange Rate Information." You should read this information in conjunction with our annual audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The operating results for any quarter are not indicative of the operating results for any future period.

                                                           Three Months Ended
                   ------------------------------------------------------------------------------------------------------------
                   Mar. 31,  Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,  Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,  Jun. 30,  Jun. 30,
                     1998      1998      1998      1998      1999      1999      1999      1999      2000      2000      2000
                   --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)     US$
                                                             (in thousands)
Revenues:                                                     (unaudited)
Licenses..........   2,397     2,284     2,295     4,319     4,489     6,026     5,690    13,329    17,411    22,539    21,412
Services,
 maintenance and
 other revenues...   1,060     1,305     2,269     1,943     2,483     3,471     4,812     5,966     7,561    10,030     9,529
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Total revenues....   3,457     3,589     4,564     6,262     6,972     9,497    10,502    19,295    24,972    32,569    30,941
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Cost of revenues:
Licenses..........     303       384       399       656       561       785     1,191     2,249     1,699     1,581     1,502
Services,
 maintenance and
 other revenues...     791       654     1,101     1,220     1,564     1,741     1,764     3,396     5,547     8,660     8,227
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Total cost of
 revenues.........   1,094     1,038     1,500     1,876     2,125     2,526     2,955     5,645     7,246    10,241     9,729
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Gross profit......   2,363     2,551     3,064     4,386     4,847     6,971     7,547    13,650    17,726    22,328    21,212
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------

Operating
 expenses:
Research and
 Development......     882       765     1,347     1,374     1,461     1,518     2,149     1,987     1,607     1,927     1,831
Sales and
 marketing........   4,594     3,782     4,279     5,713     5,244     7,203     6,321    16,003    11,094    14,224    13,513
General and
 administrative...   1,661     3,710     1,495     1,729     2,220     2,723     2,561     3,702     3,935     5,408     5,137
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Total operating
 expenses.........   7,137     8,257     7,121     8,816     8,925    11,444    11,031    21,692    16,636    21,559    20,481
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------

Operating income
 (loss)...........  (4,774)   (5,706)   (4,057)   (4,430)   (4,078)   (4,473)   (3,484)   (8,042)    1,090       769       731
Other income
 (expense), net...     322      (150)      831       656       597       287       134       670       525       576       547
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Net income
 (loss)...........  (4,452)   (5,856)   (3,226)   (3,774)   (3,481)   (4,186)   (3,350)   (7,372)    1,615     1,345     1,278
                    ======    ======    ======    ======    ======    ======    ======    ======    ======    ======    ======
                                                   As a Percentage of Total Revenues
                   ------------------------------------------------------------------------------------------------------------
                   Mar. 31,  Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,  Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,  Jun. 30,  Jun. 30,
                     1998      1998      1998      1998      1999      1999      1999      1999      2000      2000      2000
                   --------  --------  --------  --------  --------  --------  --------  --------  --------  --------  --------
                    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)    (Euro)     US$
Revenues:                                                     (unaudited)
Licenses..........    69.3 %    63.6 %    50.3 %    69.0 %    64.4 %    63.5 %    54.2 %    69.1 %    69.7 %    69.2 %    69.2 %
Services and
 maintenance......    30.7 %    36.4 %    49.7 %    31.0 %    35.6 %    36.5 %    45.8 %    30.9 %    30.3 %    30.8 %    30.8 %
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Total revenues....   100.0 %   100.0 %   100.0 %   100.0 %   100.0 %   100.0 %   100.0 %   100.0 %   100.0 %   100.0 %   100.0 %
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Cost of revenues:
Licenses..........     8.8 %    10.7 %     8.8 %    10.5 %     8.0 %     8.3 %    11.3 %    11.7 %     6.8 %     4.9 %     4.9 %
Services,
 maintenance and
 other revenues...    22.8 %    18.2 %    24.1 %    19.5 %    22.5 %    18.3 %    16.8 %    17.6 %    22.2 %    26.6 %    26.6 %
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Total cost of
 revenues.........    31.6 %    28.9 %    32.9 %    30.0 %    30.5 %    26.6 %    28.1 %    29.3 %    29.0 %    31.5 %    31.5 %
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Gross profit......    68.4 %    71.1 %    67.1 %    70.0 %    69.5 %    73.4 %    71.9 %    70.7 %    71.0 %    68.5 %    68.5 %
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------

Operating
 expenses:
Research and
 Development......    25.5 %    21.3 %    29.4 %    21.9 %    21.0 %    16.0 %    20.3 %    10.3 %     6.4 %     5.9 %     5.9 %
Sales and
 marketing........   132.9 %   105.4 %    93.8 %    91.3 %    75.2 %    75.8 %    60.2 %    82.9 %    44.4 %    43.7 %    43.7 %
General and
 administrative...    48.1 %   103.4 %    32.8 %    27.6 %    31.8 %    28.7 %    24.4 %    19.2 %    15.8 %    16.6 %    16.6 %
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Total operating
 expenses.........   206.5 %   230.1 %   156.0 %   140.8 %   128.0 %   120.5 %   105.1 %   112.4 %    66.6 %    66.2 %    66.2 %
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Operating income
 (loss)...........  (138.1)%  (159.0)%   (88.9)%   (70.8)%   (58.5)%   (47.1)%   (33.2)%   (41.7)%     4.4 %     2.3 %     2.3 %
Other income
 (expense), net...     9.3 %    (4.2)%    18.2 %    10.5 %     8.6 %     3.0 %     1.3 %     3.5 %     2.1 %     1.8 %     1.8 %
                    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------    ------
Net income
 (loss)...........  (128.8)%  (163.2)%   (70.7)%   (60.3)%   (49.9)%   (44.1)%   (31.9)%   (38.2)%     6.5 %     4.1 %     4.1 %
                    ======    ======    ======    ======    ======    ======    ======    ======    ======    ======    ======

  Our quarterly revenue increased throughout the periods presented primarily as a result of the introduction of our INTERSHOP 3, INTERSHOP 4 and our INTERSHOP enfinity products and the substantial growth of our sales force. The strong increases in revenues from the quarter ended September 30, 1999 to the quarter ended June 30, 2000 are primarily attributable to the release of our enfinity product line as well as new customer purchases of INTERSHOP 4. Cost of revenues has increased in each quarter as a result of the hiring of employees. Total operating expenses has generally increased in each quarter primarily due to increased expenses associated with building a sales and marketing infrastructure including the development of a direct sales force, increased spending on research and development to support new product introductions and an increase in general and administrative expenses to manage our expanding operations. From the quarter ended September 30, 1999 to the quarter ended December 31, 1999, sales and marketing expenses increased 153% primarily due to our hosting and sponsorship of our first trade show in October, 1999.

  License and service revenues as a percentage of total revenues have varied from quarter to quarter due to the timing of the release of new products. The relative amount of license revenues as compared to service revenues has varied based on the volume of license fees for software solutions compared to the volume of license fees for additional sites, which generally do not require services. In addition, the amount of services we provide for a software solution can depend in large part on the solution which has been licensed, the complexity of the customers' information technology environment, the resources directed by customers to their implementation projects, the number of users licensed and the extent to which consulting organizations provide services directly to customers.

  Our operating expenses as a percentage of total revenue have generally decreased from quarter to quarter due to our historical rapid revenue growth.

  Our revenues and operating results can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results during certain quarters. Our revenues, particularly our license revenues, are difficult for us to forecast for several reasons. These include:

  . market acceptance of and demand for our current and new products and enhancements;

  . our ability to fulfill orders received within a given quarter and the timing of our customers' acceptance of our products;

  . the potential for delay or deferral of customer implementations of our software and changes in customer budgets;

  . increases in our sales and marketing expenses as we begin production of upgrades to our product line and continue to fund greater levels of research and development;

  .  our pricing and mix of products and services sold;

  .  the relatively long sales cycles for some of our products;

  . the size and the timing of orders in one quarter or from quarter to quarter and the fact that the majority of our sales in any given quarter historically occur in the last few weeks of the quarter;

  . changes in pricing policies and introduction of new products or product enhancements by our competitors; and

  . announcements of technological innovations or new products or services by us or our competitors.

  Included in these quarterly results is a contract with a third party under which we are to be paid, in total, (Euro)11.4 million. We recognized income under this contract ratably each quarter and will continue to do so until the expiration of the contract in June 2000.

  Historically, our business, as is common in the software industry, has experienced its highest revenues in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Because our operating expenses are based upon anticipated revenue levels and because a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in our operating results from quarter to quarter. In addition, we may not be able to confirm any shortfalls until late in the quarter or following the end of the quarter because license agreements are often executed late in a quarter. In addition, our business has experienced a lack of sales growth in license revenue during the third quarter.

Liquidity and Capital Resources

  Since our inception, we have financed our operations through private placements of preferred stock and bridge loans from investors as well as funds raised from an initial public offering in Germany in July 1998. As of June 30, 2000, we had (Euro)18.1 million in cash, cash equivalents and short-term investments, and (Euro)14.6 million in working capital.

  Net cash provided by operating activities was (Euro)2.6 million in 1997. Net cash used in operating activities was (Euro)21.0 million in 1998 and (Euro)24.4 million in 1999. Net cash provided in 1997 was primarily due to the receipt of a significant prepayment for an extended contract from a major customer. Net cash flows used in operating activities in 1998 and in 1999 reflect net losses and, to a lesser extent, the increase in accounts receivable from increased revenues. Net cash used in operating activities was (Euro)13.7 million and
(Euro)10.2 million for the six months ended 1999 and 2000, respectively. Net cash flows used in operating activities for the six months ended June 30, 1999 reflect net losses and an increase in accounts receivables. Net cash flows used in operating activities for the six months ended June 30, 2000 are a result of increases in accounts receivable and prepaid expenses netted with increases of accrued expenses, accounts payable and deferred revenues.

  Net cash used in investing activities was (Euro)2.0 million in 1997,
(Euro)3.8 million in 1998 and (Euro)7.5 million in 1999. Net cash used in investing activities was (Euro)3.1 million and (Euro)9.9 million for the six months ended June 30, 1999 and 2000, respectively. Cash used in investing activities primarily reflects purchases of property and equipment in each period.

  Net cash provided by financing activities was (Euro)4.1 million in 1997,
(Euro)52.7 million in 1998 and (Euro)9.8 million in 1999. These cash flows reflect primarily proceeds from private sales of preferred stock of
(Euro)5.3 million between 1997 and April 1998 and the proceeds from the public sale of common stock of (Euro)52.1 million in July 1998. In 1999, financing cash flows were primarily proceeds from a loan from a shareholder for
(Euro)7.0 million.

  Net cash provided by financing activities was (Euro)1.6 million and
(Euro)25.7 million for the six months ended June 30, 1999 and 2000, respectively. In the six months ended June 30, 1999, financing cash flows were primarily proceeds from exercises of employee stock options. In the six months ended June 30, 2000, financing cash flows were primarily proceeds from a loan from a shareholder for (Euro)10.8 million and (Euro)12.5 million from the purchase of stock by the Company's chairman of the supervisory board.

  Capital expenditures, net of capital leases, were (Euro)1.9 million in 1997,
(Euro)3.3 million in 1998 and (Euro)3.6 million in 1999. Capital expenditures, net of capital leases, for the six months ended June 30, 1999 and 2000, were
(Euro)1.7 million and (Euro)9.9 million, respectively. Our capital expenditures consisted of purchases of resources to manage our operations, including computer hardware and software, office furniture and equipment and leasehold improvements. In the first six months of 2000, the Company's U.S. operations moved into a new office space resulting in capital expenditures of approximately (Euro)5.0 million of the (Euro)9.9 million. We expect that our capital expenditures will continue to increase in the future. Since our inception, we have generally funded capital expenditures either through the use of working capital or with capital leases.

  During 1999, we experienced a significant growth in our operating expenses, in particular an increase of (Euro)2.7 million from 1998 to 1999 in research and development and an increase of (Euro)16.4 million from 1998 to 1999 in sales and marketing expenses. As a result, we anticipate that operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from this offering along with our current resources will be sufficient to meet our near-term working capital and operating resource expenditure requirements.

Recently Issued Accounting Pronouncements

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. INTERSHOP will adopt SAB 101 as required in the fourth quarter of fiscal 2000 and is evaluating the effect that such adoption may have on its consolidated results of operations and financial position.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statements No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 for INTERSHOP). In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133." SFAS 138 amends SFAS 133 to (a) exclude from the scope of SFAS No. 133 nonfinancial assets that will be delivered in quantities expected to be used or sold by a company over a reasonable period in the normal course of business and for which physical delivery is probable, (b) permit hedging of a benchmark interest rate, (c) allow hedging of foreign-currency-denominated assets and liabilities and (d) allow for limited hedging of net foreign currency exposures. INTERSHOP has no derivative financial and commodity instruments, forward contracts or hedging arrangements in cash and cash equivalents. These statements should not have a material impact on the current financial condition or results of our operations.

  In December 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. These statements will not have a material impact on the financial condition or results of our operations.

Market Risk

  The following discusses our exposure to market risk related to changes in interest rates, foreign currency exchange rates and equity prices. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the Risk Factors section.

  Interest Rate Risk

  As of June 30, 2000, we had cash and cash equivalents of approximately
(Euro)18.1 million which consist of cash and highly liquid short-term investments with original maturities of three months or less at the date of purchase. These investments may be subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at June 30, 2000 would cause the fair value of these short-term investments to change by an immaterial amount. Declines in interest rates over time will, however, reduce our interest income.

  Foreign Currency Exchange Rate Risk

  A significant portion of our business is conducted in currencies other than the euro. Our international sales are primarily made through our subsidiaries in their respective regions and are generally denominated in the local currency. Expenses incurred by their subsidiaries are also denominated in the local currency. Accordingly, the functional currency of these subsidiaries is the local currency. Of our consolidated revenues in 1997, 1998 and 1999 and the six months ended June 30, 2000, approximately 23%, 43%, 63% and 62%, respectively, were attributable to non-EMU denominated operations and translated into euro. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect revenues and operating income denominated in that currency. In general, appreciation of the euro relative to another currency in which we earn revenue has an adverse effect on euro-denominated revenues and operating income, while depreciation of the euro against such other currency has a positive effect on euro-denominated revenues and operating income. The principal non-euro currencies in which our subsidiaries conduct business and are subject to the risks described above are the U.S. dollar and the British pound sterling.

  Equity Price Risk

  We do not own any significant equity investments. Therefore, we are not currently exposed to any direct equity price risk.

                                    BUSINESS

  We are a global provider of electronic commerce software applications that enable businesses to sell their products and services over the Internet. Our products are targeted toward large businesses, both those that sell their own products and services online and those that assist other businesses in selling their products and services online. We target our software applications and professional services to large businesses that have the ability to manage their own electronic commerce sites. We also target our products and services to ASPs that use our software applications to manage electronic commerce sites for the growing number of small- and medium-sized businesses seeking an Internet presence and to online marketplaces who provide an online forum for sellers by bringing buyers and sellers together online. Furthermore, our products can be used to address simpler, entry-level electronic commerce business models, as well as more advanced electronic commerce business models. By offering products that provide solutions to a range of distinct business models, we can meet the needs of our customers as they evolve from entry-level to more sophisticated electronic commerce operations while remaining on our software platform.

  We have operations in the United States and Europe and a worldwide network of over 600 channel partners, including PricewaterhouseCoopers, Deutsche Telekom, Unisys, Intel, Nortel Networks, and PSI Net. Our global presence allows us work closely with large businesses and ASPs that operate internationally. By June 30, 2000, approximately 300,000 electronic commerce sites had been licensed to be deployed on our products worldwide.

Industry Background

 The Growth and Evolution of the Internet and Electronic Commerce

  The Internet is a rapidly growing and increasingly accepted medium for commerce. IDC estimates that the Internet commerce market is expected to grow from $111 billion in 1999 to $1.3 trillion by 2003. As the Internet and online business has proliferated, there has been increasing demand for technologies that allow companies to leverage the Internet. The foremost among these is electronic commerce software. The electronic commerce software market consists of technologies that support a wide range of critical online business functions, from enabling transactions to providing marketing data about customers. According to IDC, the market for Internet commerce applications is expected to grow from $1.7 billion in 1999 to $13.2 billion by 2003.

  The rapid growth and acceptance of the Internet as a medium for commerce is compelling mainstream businesses to participate in electronic commerce and creating demand for pre-packaged electronic commerce software applications. As recently as a few years ago, electronic commerce was dominated by a small number of companies that used the Internet as their primary sales channel. Many of these electronic commerce pioneers established their presence on the Web using internally developed solutions that took a long time to deploy, were costly to install and maintain and did not integrate well with existing financial and operational software systems. As electronic commerce activity continues to expand rapidly, a growing number of businesses have been compelled to adopt the Internet as a medium of commerce in order to remain competitive. At the same time, businesses are finding that speed is a key factor in successfully establishing an electronic commerce presence. As a result, businesses are seeking pre-packaged software applications that support sophisticated electronic commerce sites while reducing the lengthy development and implementation times and costly maintenance requirements of custom-developed solutions.

  In conjunction with the growth and acceptance of the Internet as a compelling medium for commerce for traditional businesses, there has been a proliferation of ASPs that rely on pre-packaged software applications. ASPs make it easier for traditional businesses--particularly small- to medium-sized businesses--to sell products and services over the Internet by maintaining and managing servers on which they provide outsourced hosting of electronic commerce sites. ASPs demand electronic commerce solutions that deploy rapidly, require little installation and maintenance, integrate well with existing billing and customer care systems and allow the ASP to offer their customers varying levels of functionality priced according to customer needs.

  Recently, a large and growing number of online marketplaces has emerged. These new online marketplaces include those that address business-to-consumer needs and those focusing on vertical and horizontal business-to-business electronic commerce in a wide variety of industries. Online marketplaces bring buyers and sellers together in a single online environment, giving sellers an additional channel through which to access customers online. This provides online sellers an effective alternative to establishing their own destination sites and taking on the expensive and difficult task of attracting customers to come directly to their site.

 Challenges for Electronic Commerce Solutions

  While many existing electronic commerce software solutions successfully process orders and perform other basic functions, few combine basic functionality, intelligent merchandising capabilities, integration with existing business systems and rapid deployment. Even fewer are built upon the new and emerging standards that will support not only today's business models, but also the new business models that will redefine how businesses exploit the opportunities offered by electronic commerce. Businesses developing an online presence are seeking a software solution that should:

  . Provide intelligent merchandising capabilities. Intelligent merchandising allows a business to capture information about its customers and their purchasing behavior. By engaging in intelligent merchandising a business can give its online shopper an improved customer experience and better target offers to that customer's needs, resulting in higher sales per customer visit and increased customer loyalty.

  . Integrate with existing business systems. As electronic commerce assumes a more critical role in business strategy, it becomes imperative for companies to integrate their electronic commerce sites directly into existing business systems. Online storefronts should effectively be an extension of these systems to improve operational flow, reduce costs and increase customer satisfaction.

  . Provide a packaged solution. Businesses that are entering the online market often are initially unwilling or unable to make large expenditures in the most advanced software and will eventually want to upgrade to higher levels of functionality without incurring substantial costs. A packaged solution reduces the time and expense of implementing and deploying an electronic commerce solution.

  . Serve as complete electronic commerce engines that enable a myriad of transactions between suppliers, distributors and customers. New online marketplaces and trading communities are emerging, allowing businesses to trade more efficiently. These new business models require complete electronic commerce engines that can serve as the foundation for a variety of different business functions and enable a full range of transactions between suppliers, distributors and customers.

  . Support the new and emerging standards that will enable new and emerging electronic commerce business models. In order to enable some of the newer and more revolutionary emerging electronic commerce business models a number of new standards and technologies are emerging, such as XML and Enterprise Java Beans. We believe that only those businesses whose electronic commerce applications are built on these new technologies and standards will be able to effectively take advantage of emerging business models in electronic commerce, such as selling through online marketplaces.

The INTERSHOP Solution

  We offer electronic commerce software applications that enable businesses to sell goods and services over the Internet. We target both businesses who sell their own products and services online and businesses, such as ASPs and online marketplaces, who help companies sell their products and services online. Our software provides both basic electronic commerce functionality and advanced features, such as intelligent merchandising capabilities, and it also allows customers to customize and extend the functionality of their electronic commerce sites through product enhancements developed by our independent software vendor partners. Our products are designed to support a wide range of business models, including basic business-to-consumer and business-to-business functionality that many businesses need today, as well as more advanced business models including enabling online marketplaces, electronic commerce enabling the value chain and supporting online electronic commerce communities, so that they serve not only our customers' electronic commerce needs today, but will also provide a seamless upgrade path to allow them to engage in emerging electronic commerce business models tomorrow. In addition, our software works in conjunction with a company's existing technology infrastructure, integrates with existing business systems and supports an array of emerging online business models in enabling transactions between suppliers, distributors and customers.

  Our software applications offer our customers the following features and benefits:

 Core Electronic Commerce Engine

  We offer electronic commerce software applications that serve as core electronic commerce engines for businesses selling goods and services over the Internet. Our software provides both basic electronic commerce functionality and advanced features like intelligent merchandising capabilities and it also allows customers to customize and extend the functionality of their electronic commerce sites through product enhancements developed by our independent software vendor partners. Our software works in conjunction with a company's existing technology infrastructure, integrates with existing business systems like enterprise resource planning and supply chain management software and serves as the intermediary between a business and its trading partners by integrating emerging online business systems like electronic commerce software.

  Our applications provide the electronic commerce functionality that a business requires to sell goods and services online. This functionality includes:

  .  the ability to display goods and services online;

  .  search and catalog capabilities;

  .  electronic shopping carts;

  .  integration with existing business systems; and

  .  support for online transactions.

 Intelligent Merchandising Capabilities

  Our software applications contain built-in advanced intelligent merchandising capabilities such as profiling, shopping lists, cross-selling, promotions and advanced reporting. These capabilities allow our customers to deepen their relationships with their customers, increase the average revenue per customer visit, encourage an increased number of customer visits and increase word-of-mouth referrals, letting them better market to their customers. In addition, lessons learned from marketing to their customers online can be leveraged throughout their brick-and-mortar business, allowing them to use their electronic commerce site as a testing ground to improve the way they market their products and services to their customers across all channels.

 Faster Deployment than Existing Solutions

  While supporting a complete range of electronic commerce functionality, our products are packaged software applications which allow them to be easily and quickly installed and provide a comprehensive maintenance and upgrade path. Electronic commerce sites using our software applications are usually deployed within 60 days on average. We believe this is more than 30 days faster than most companies developing electronic commerce solutions. In addition, many of our customers have deployed their electronic commerce sites in less than 30 days.

 Integration with Existing Business Systems

  Our products include software modules that support integration with existing business systems, such as financial, customer relationship management and enterprise resource planning software and other critical business systems. This integration allows our enterprise customers to build electronic commerce sites that leverage existing business systems to perform inventory control, accounts receivable management and other basic functions. For ASPs, our products similarly integrate with existing billing, customer care, registration and authentication systems.

 Our Platform Supports Major Emerging Online Business Models

  Our software applications support more than basic business-to-consumer or business-to-business electronic storefronts. Our products are powerful core electronic commerce engines that connect trading partners and enable transactions between suppliers, distributors and customers. Our software permits our customers to engage in a variety of activities associated with established electronic commerce business models focusing not only on the common electronic commerce business models used today, but also those that will allow a business to expand and enhance the ways it exploits electronic commerce in the future. These business models can be grouped according to whether our customer sells its own products and services online or whether it enables others to sell online, as well as the level of sophistication of the business model. As shown in the figure below, the four basic categorizations include direct selling, indirect selling, enabling merchants and enabling marketplaces.

  The business models included in each category and a brief description follow:

-------------------------------------------------------------------------------
       Category            Business Model                 Description
-------------------------------------------------------------------------------
  Sell direct         Sell direct to consumers  Selling products and services
                                                to consumers via online
                                                storefront

                      Sell direct to businesses Selling products and services
                                                to other businesses via online
                                                electronic commerce site

-------------------------------------------------------------------------------
  Sell indirect       Affiliate selling         Supporting the ability to
                                                seamlessly and automatically
                                                sell via portals and affiliate
                                                sites

                      Electronic commerce       Sponsor an online community of
                      enabled channel           electronic commerce sites for
                                                brick-and-mortar distribution
                                                channel partners, enabling them
                                                to engage in electronic
                                                commerce while reducing channel
                                                conflict with existing channel

                      Selling on marketplaces   Supporting the ability to
                                                seamlessly and automatically
                                                sell via online marketplaces
                                                and business-to-business
                                                portals

-------------------------------------------------------------------------------
  Enable merchants    Store hosting             Supporting the hosting of a
                                                large number of electronic
                                                commerce sites all at one
                                                central location

                      Application hosting       Supporting high-end electronic
                                                commerce outsourcing
                                                functionality, including
                                                integration with sophisticated
                                                business systems such as
                                                electronic resource planning
                                                and enterprise financials

-------------------------------------------------------------------------------
  Enable marketplaces Aggregation               Supporting an online
                                                marketplace by aggregating
                                                products from a large number of
                                                sellers onto a single online
                                                site

                      Auction                   Supporting an online
                                                marketplace with auction
                                                pricing functionality

                      Procurement               Supporting an online
                                                marketplace with functionality
                                                specific to procurement, such
                                                as organizational approvals

                      Exchange                  Supporting an online
                                                marketplace with bid/ask
                                                pricing functionality

                      Commerce community        Supporting the hosting of a
                                                community of related electronic
                                                commerce sites at one central
                                                location with community
                                                features such as shared
                                                shopping baskets

--------------------------------------------------------------------------------

Strategy

  Our objective is to become the leading provider of electronic commerce software applications. Our strategy is to provide superior products and related services to a wide range of electronic commerce businesses. The key elements to our strategy are:

  Extend leadership in electronic commerce software. We have been providing electronic commerce software applications since 1994 and have developed significant expertise in this developing field. We intend to maintain our leadership in this area by continuing investments in research and development to further refine our line of industry-leading products, by branding and awareness advertising to further establish our brand recognition, by building partnerships with best-in-class companies who supplement our electronic commerce solution sale and by exerting our thought leadership through focus on providing solutions for a complete set of new and emerging business models.

  Expand our leadership position in providing software to ASPs. We license our software to ASPs for companies that want a third party to host their electronic commerce software solutions. We believe that the ASP option is particularly attractive to small- and mid-size companies that typically have limited internal information technology resources. To date, we have established relationships with many of the leading ASPs, including Concentric, MindSpring, Northern Telecom, PSINet and US West. In the future, we intend to leverage these relationships to establish partnerships with additional ASPs.

  Continue to expand our presence in the enterprise market by increasing our sales and marketing capabilities. In the fourth quarter of 1999, we introduced our enfinity product line which is targeted at servicing the complicated needs of large businesses. We intend to increase enfinity's market presence through a variety of sales and marketing programs designed to generate market awareness and to help establish enfinity as the leading electronic commerce software solution for large businesses. In addition, we plan to leverage our relationships with ASPs and systems integrators to help promote and sell the enfinity product.

  Continue to provide solutions for a wide range of electronic commerce business models. Our product line provides effective solutions for companies looking not only to take advantage of today's electronic commerce business models but also more sophisticated, emerging business models. We will continue to pioneer products that address emerging business models through our focus on leading electronic commerce-enabling technologies, such as XML, Enterprise Java Beans, Java Server Pages, ICE and LDAP.

  Strengthen our network of sales and technology partners. We have established relationships with a number of systems integrators and other professional services providers that market, sell and support our products. We intend to strengthen our existing relationships and continue to develop top-tier partners to facilitate the distribution of new products and entry into new markets. We also plan to expand strategic alliances with leading hardware and software vendors to ensure the interoperability of our products.

  Leverage our global presence. We combine extensive operations in North and South America, Europe and Asia with a worldwide network of partners to provide dedicated service to businesses in over 25 countries. We have recently opened a fully functional office in Hong Kong. In addition, we intend to leverage this global presence to capitalize on the rapid worldwide growth of the electronic commerce market. We will also continue to build relationships with leading independent software vendors in order to extend the functionality of our products.

Products and Services

  We provide a comprehensive array of software products and related services that allows businesses to engage in electronic commerce. Our products enable businesses who sell their own products and services online to run their own electronic commerce sites and to sell in new and innovative ways such as through marketplaces and online portals. Further, our products also allow ASPs and online marketplaces to facilitate online selling by hosting sites for other businesses and by providing online marketplaces which bring buyers and sellers together in a virtual environment. We supplement our products with professional and customer services to provide our customers with implementation and ongoing maintenance of our products.

 Products

  Our products are designed to work individually or in conjunction with one another in order to mix and match to address the customer's particular need and address the customer's particular business model. In December 1999, we launched our INTERSHOP enfinity product which is targeted primarily at supporting our customers in direct selling, is used in conjunction with other products to support indirect selling and also supports online marketplaces. The remainder of our product line--INTERSHOP ePages, INTERSHOP Hosting and INTERSHOP Merchant--is targeted primarily toward ASPs and the enabling merchants business model, as well as working in conjunction with enfinity to support indirect selling. For additional detail on our products, see the table below:

--------------------------------------------------------------------------------

  Product        Description         Business models supported     Target customer
--------------------------------------------------------------------------------------
  enfinity Highly sophisticated        . Sell direct           Large enterprises,
           sites for large             . Sell indirect         "dot.com" companies and
           businesses that need        . Enable marketplaces   online marketplaces
           high performance and
           complete integration
--------------------------------------------------------------------------------------
  Merchant Sophisticated sites for     . Enable merchants      ASPs
           small- to medium-sized      . Sell indirect
           businesses hosted on
           their own individual
           server
--------------------------------------------------------------------------------------
  Hosting  Sophisticated sites for     . Enable merchants      ASPs
           small- to medium-sized      . Sell indirect
           businesses that share a
           single server
--------------------------------------------------------------------------------------
  ePages   Entry-level storefronts     . Enable merchants      ASPs
           for small businesses        . Sell indirect
--------------------------------------------------------------------------------------

  We include several different types of software from various software vendors which are included in our products. These include database software, application servers and search engines. In most cases, the software supplier has the right to terminate its supplier agreement in the event we materially breach the license agreement.

 Services

  We support our software products with a full set of services, including professional services, customer support and training. We provide these services through our in-house services organization and through our network of over 600 affiliated service providers and systems integrators. Our services include the following:

--------------------------------------------------------------------------------

        Service                          Principal Attributes
-------------------------------------------------------------------------------
  Technical support    Variety of technical support packages such as "per
   packages            incident" and annual support contracts which include
                       free upgrades and no limits on inquiries
-------------------------------------------------------------------------------
  Training and product Comprehensive series of classes to provide the knowledge
   education           and skills to successfully deploy, use and maintain our
                       products and solutions
-------------------------------------------------------------------------------
  Consulting services  Assessment of electronic commerce business models, marketing plans and technical needs
-------------------------------------------------------------------------------
  Software development Deployment of technology into customer systems and integration into existing enterprise resource planning
                       and infrastructure systems
-------------------------------------------------------------------------------
  Outsourced project   Evaluation, execution, testing and roll-out of projects
   management
-------------------------------------------------------------------------------

Customers

  Our customers consist mainly of two types: ASPs and marketplace operators who use our products to host Internet sites for on-line merchants and run online marketplaces and enterprises who sell these products directly and indirectly over the Internet. By June 30, 2000, approximately 300,000 electronic commerce sites had been licensed on our software products worldwide. The following is a list of customers from which we have received over (Euro)350,000 in revenues since the beginning of 1998:

   Businesses Who Sell Direct       Businesses Who Enable Merchants
   and Sell Indirect                and Enable Marketplaces
   . Allago                         . Alto Digital
   . Apdex.com                      . Bell Emergis (Bell Canada)
   . Bertelsmann                    . Cobalt
   . Bosch                          . Concentric Network
   . BusinessMart                   . Deutsche Telekom
   . Camdens                        . eWeb Asia
   . Coram Healthcare               . First World Communications
   . Deutsche Bank                  . Freecom
   . efoodmanager                   . Go2Net
   . Electronic Arts                . Intel
   . Glomedix                       . Nextron
   . Gutenberg Communications       . Northern Telecom
   . H.B. Fuller                    . NTL
   . Hewlett-Packard                . Orbit Commerce
   . JBA Deutschland                . PSINet
   . Modus Media                    . Terra Networks
   . MyToys.de                      . Unisys
   . NSE Software                   . U S West
   . Shell                          . Via Networks
   . Time Warner                    . Zucchetti
   . VRC NetShopping
   . WWW Workwear.com

Customer Case Studies

--------------------------------------------------------------------------------

                  Business model
     Customer        category                      Application
-------------------------------------------------------------------------------
  Compaq          Sell indirect  Compaq Germany has been working to make its personal computer products available online
                                 supporting, rather than competing with its
                                 existing channel partners. We, along with
                                 Deutsche Telecom, provided Compaq with a
                                 solution allowing its current channel partners
                                 to run and manage their own online stores,
                                 pre-populated by Compaq with the newest
                                 catalog data and leveraging the customer
                                 traffic that comes to Compaq's main website.
                                 Within three months of the scoping exercise,
                                 the first sites were up and running,
                                 generating increased demand and positive
                                 feedback from the channel partners.
-------------------------------------------------------------------------------
  Cicada Music    Sell direct    Cicada Music is dedicated to delivering a
                                 revolutionary experience in online music
                                 shopping, providing a music service to the
                                 customer with the goal of delivering music
                                 wherever its customer is, whether that is on
                                 their desktop, in their car, or even to a
                                 customer's cell phone in real time. In order
                                 to achieve this goal, PricewaterhouseCoopers
                                 worked with us to build an electronic commerce
                                 enabled portal for users to listen to live
                                 streaming audio, create custom compact discs
                                 and download MP3 music files. Using our
                                 enfinity product, we were able to build a
                                 fully funtional pilot website,
                                 www.cicadamusic.com, in six weeks.
-------------------------------------------------------------------------------
  Cardinal Health Sell indirect  Cardinal Health, one of the largest providers of health care products with sales through six
                                 of the top 10 pharmaceutical chains nationwide
                                 and annual revenues of over $24 billion, asked
                                 us to fortify its existing retail channel
                                 against the increasing competition of virtual
                                 pharmacies. Based on our Hosting and ePages
                                 products, Cardinal sponsors multi-tiered
                                 electronic commerce solutions for its channel
                                 partners, allowing them to compete with online
                                 pharmacies and improving channel efficiency.
-------------------------------------------------------------------------------
  MindSpring      Enable         MindSpring Enterprises, now owned by
                  merchants      Earthlink, Inc., based in Atlanta, GA, serves
                                 over 1.3 million subscribers and over 60,000
                                 web hosting accounts, or 2.9 million
                                 subscribers and close to 100,000 hosting
                                 accounts when combined with EarthLink, and has
                                 chosen our products with which to offer
                                 electronic commerce hosting to its customers.
                                 With our help, MindSpring offers customers an
                                 easy-to-use storefront offering customized to
                                 MindSpring's look and feel. By offering a
                                 variety of classes of service based on several
                                 of our hosting products, ePages and Hosting,
                                 MindSpring offers a seamless upgrade path from
                                 simple template-driven storefronts with
                                 limited functionality all the way up to
                                 feature-rich storefronts that include an
                                 unlimited number of products and multiple
                                 payment systems, giving MindSpring's customers
                                 a smooth upgrade path.

--------------------------------------------------------------------------------

Sales and Marketing

 Sales

  We sell our products through 25 worldwide sales and distribution network of offices located in North America, Europe, Asia, South America and Australia. We sell directly through a force of over 93 sales professionals. We also sell indirectly through a network of over 600 channel partners worldwide. Our partners participate in programs offering a mix of training, technical support, marketing support, access to special information on our website and a developer's license. The majority of our software license sales are indirect, delivered by one of these channel partners. We intend to continue to increase our direct and indirect sales channels.

 Marketing

  Our marketing efforts support our strategy to become the leading provider of software applications used by businesses to build electronic commerce sites that enable businesses to sell their products and services over the Internet. We support this strategy in a variety of ways, including identification of the most appropriate target customers for our products, building the right sales and distribution channels to get our products to those customers, promoting and advertising our products in order to create brand awareness among those customers and pricing our products so that they are consistent with customer expectations.

  Target Customers. Within the enterprise market, we target the key business decision makers, including the chief executive officer, vice-president of marketing, chief information officer, chief financial officer and directors of electronic commerce. Within the ASP market, we target product managers and product line managers responsible for the electronic commerce line of business.

  Promotion. We support an ongoing, multi-pronged approach to promoting our services and generating awareness in our target customers. This includes a mix of television, print advertising, trade shows, direct marketing and communications on our web site. We design promotional activities to position ourselves as the leading enterprise-class vendor in electronic commerce, to increase awareness for our products with our target customers and to generate sales leads for the sales channel. Trade shows and direct marketing are conducted on an ongoing, year-round basis and are designed to increase awareness and create sales leads. We conduct high-profile advertising campaigns several times per year to support new product launches. In October of each year, we conduct a show called INTERSHOP Open. It is targeted toward our customers, partners and developers and provides an annual forum for the open exchange of information and provides us with a platform to launch new products and make other major announcements.

Strategic Alliances

  To ensure that we deliver a comprehensive solution to our customers, we have established strategic relationships with system integrators, independent software vendors and vendors of hardware and database platforms. The following chart outlines the value of each category to our business and representative companies in each category:

--------------------------------------------------------------------------------

       Category         Value to Our Business            Representative Companies
-----------------------------------------------------------------------------------------
  System integrators  System integrators         . Andersen Consulting
   and Internet       implement our products     . Cambridge Technology Partners
   professional       and generate sales leads   . Computer Sciences Corporation
   service providers                             . debis (a division of Daimler-Chrysler)
                                                 . EDS
                                                 . Grant Thornton LLP
                                                 . Keane
                                                 . KPMG
                                                 . marchFIRST
                                                 . PricewaterhouseCoopers
                                                 . PSI Net
                                                 . Unisys
-----------------------------------------------------------------------------------------
  Hardware/database   Our relationship with      . Compaq
   platforms          vendors of hardware        . Hewlett-Packard
                      platforms helps us         . IBM
                      ensure the reliability,    . Intel
                      scalability and            . Oracle
                      performance of our         . Silicon Graphics
                      software applications      . Sun Microsystems
                                                 . Sybase
-----------------------------------------------------------------------------------------
  Independent         Third parties provide      . Allaire
   software and       solutions that allow our   . Cognos
   service vendors    customers to customize     . CyberSource
                      and extend the             . CyberCash
                      functionality of our       . CommerceOne
                      software applications      . FedEx
                                                 . Great Plains
                                                 . Interwoven
                                                 . NetPerceptions
                                                 . Persistence
                                                 . SAP
                                                 . Symantec
                                                 . Talisma
                                                 . UPS
-----------------------------------------------------------------------------------------

Competition

  The market for our products and services is intensely competitive, evolving and subject to rapid technological change. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and loss of market share, any of which could harm our business, operating results or financial condition. Our primary source of direct competition comes from electronic commerce software companies, platform vendors and online services. In addition, we may encounter future competition from enterprise software companies and software vendors in related technology.

  Our current direct competitors break into the following categories:

  . Other electronic commerce software companies: We compete with software application vendors including Open Market, BroadVision, Interworld, Art Technology Group, and Blue Martini.

  . Large integrated software technology companies: We also compete against companies such as Microsoft, IBM, BEA Systems, Netscape (a subsidiary of America Online) and Oracle which each offer electronic commerce software and may try to increase their share of this market.

  Our current indirect competitors include:

  . Electronic commerce online services: This category is comprised of Yahoo! Stores, iMall and others. These online services focus on hosting small business sites and compete directly with our ASP customers in the low-end merchant market.

  Our potential future competitors could also include:

  . Enterprise software companies: Large vendors of enterprise software, such as Baan, SAP, i2 Technologies, JD Edwards and Siebel, may enter the electronic commerce market.

  . Other software vendors: This group includes electronic commerce vendors such as Commerce One and Ariba plus Internet content management and personalization firms such as Vignette and Net Perceptions.

  We believe that the principal competitive factors for electronic commerce software applications and solutions are breadth and scope of solution, depth of supplier content, the ability to operate with existing information technology systems, scalability, functionality, ease-of-use, ease-of-implementation, total cost of ownership and installed base of referenceable customers. We believe we currently compete favorably with our competitors in these areas.

  Many of our competitors have, and new potential competitors may have, longer operating histories, significantly greater financial, technical, marketing and other resources than us, more experience developing electronic commerce software, larger technical staffs, larger customer bases, more established distribution channels, greater brand recognition and greater financial, marketing and other resources than we do. In addition, many of our competitors have well-established relationships with our current and potential customers, especially in the United States and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. As a result, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition may increase as a result of industry consolidations.

Research and Development

  Our research and development organization has eight teams that include our existing products, advanced development, backbone technology, payment and other types of cartridges, quality assurance, UNIX, versions and development of localized versions. Each of the eight teams shares information in order to more efficiently resolve a similar problem and provide comprehensive solutions. Our product development activities are conducted in large part through our operations in Jena, Germany, but are coordinated closely with our product management resources located in San Francisco, California.

  We believe our research and development team and core technologies represent a significant competitive advantage. The software and Internet applications development teams include a number of key employees who have developed Internet applications and services and have extensive experience with Java programming. Our research and development team is working with the leading technologies and standards, including XML, Enterprise Java Beans, Java Server Pages and LDAP, to help ensure our software applications are compatible with the newest electronic commerce technology. Furthermore, we believe that having our research and development team based in Jena, Germany is a competitive advantage because we have lower labor costs and higher retention levels than comparable software companies with research and development teams based in the United States.

  In developing updates of its standard software that meet our customers' needs, we take into account experience gathered in our support to our existing customers. In addition, the research and development groups in Jena focus on the continuous development of the existing products and the preparing the next software generation by anticipating the upcoming demands for electronic commerce software. In addition, enhancements to the existing products and the next generation products are tested by a separate group of programmers with expertise and experience in locating defects and "bugs."

  We expect that most of our enhancements to existing and future products will be developed internally. However, we currently license certain externally-developed technologies and will continue to evaluate externally-developed technologies to integrate with our solutions. These externally developed technologies, if suffering from defects, quality issues or the lack of product functionality required to make our solutions successful in the marketplace, may seriously impact and harm our business.

Intellectual Property and Other Rights

  We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets and patent, copyright and trademark laws.

  We license rather than sell our products and require our customers to enter into license agreements, which impose restrictions on their ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have no U.S. or EEC patent applications pending.

  "INTERSHOP" is a registered trademark of our company in the United States and Germany. We also hold trademarks in several other jurisdictions. In addition, "INTERSHOP" and the INTERSHOP logo are registered as trademarks in other foreign countries. We also have filed applications to register these trademarks in several countries. We have filed trademark applications in the United States for "Creating the Digital Economy." The above mentioned trademark applications are subject to review by the applicable governmental authority, may be opposed by private parties and may not issue.

  In 1998, we entered into a settlement agreement with the Swiss company INTERSHOP Holding AG which limits our use of the name "INTERSHOP" as part of our business name and of our various trademarks and product names. We do not consider these restrictions to have a material adverse effect on our present and future business activities. The restrictions are designed to avoid confusion of the Swiss company with our company. In particular, we may not set up operations or go public in Switzerland using "INTERSHOP" as a business name or as part of a business name, nor use "INTERSHOP" as formal business name without an addition such as "Communications."

Employees

  As of June 30, 2000, we had a total of 765 employees, including 115 in research and development, 267 in sales and marketing, 276 in customer support, professional services and training and 107 in administration and finance. Of these employees, 202 were located in the United States and 563 were located outside the United States. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppages. We consider our relations with our employees to be good.

Facilities

  All of our facilities in the United States and Europe are leased from third parties. Our principal U.S. sales, marketing, customer service and administrative office occupies approximately 39,522 square feet in San Francisco, California. Our principal European sales, marketing and administrative office occupies approximately 11,366 square feet in Hamburg, Germany and our principal research, development and European customer support offices occupy approximately 12,873 square feet in Jena, Germany. We also maintain professional services operations which occupy approximately 3,400 square feet in Stuttgart, Germany and 5,800 square feet on Long Island, New York.

  In addition, we also lease sales and support offices in the metropolitan areas of Atlanta, Boston, Charlotte, Chicago, Denver, Hong Kong, Los Angeles, London, Melbourne, New York, Paris, Sao Paulo, Seattle, Stockholm, Sydney, Toronto and Washington, D.C.

Legal Proceedings

  We are not party to any material legal proceedings.

Governmental Regulation

  The laws governing Internet transactions remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet could harm our business, operating results and financial condition by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. We must comply with new regulations in both Europe and the United States, as well as any regulations adopted by other countries where we do business. The growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, as well as new laws governing the taxation of electronic commerce.

  Our software products are sold by our United States subsidiary and by its subsidiaries. The software products currently sold and distributed by our United States subsidiary do not contain any encryption technology which is subject to United States, German or European Union export controls. However, this may change in the future. Export controls, either in their current form or as may be subsequently enacted, may delay the introduction of new products or limit our ability to distribute products outside of the United States or electronically. While we intend to take precautions against unlawful exportation, the global nature of the Internet makes it difficult to effectively control the distribution of our products. In addition, governmental legislation or regulation may further limit levels of encryption or authentication technology. Further, various countries regulate the import of certain encryption technology and have adopted laws relating to personal privacy issues which could limit our ability to distribute products in those countries.

Structure of Our Company

  We are a holding company that directly and indirectly owns seven subsidiaries that conduct all of our business worldwide. We were incorporated in our current form under German law on April 23, 1998. Our company was founded in 1992 as NetConsult Computersysteme GmbH, which is now one of our subsidiaries.

                                   MANAGEMENT

Management Board

  We established our management board in April 1998. Our management board is responsible for the management of our company, the exercise of our business activities and the supervision of our property. The following table lists the current members of the management board:

                              Member
           Name           Age since                   Position
           ----           --- ------                  --------
 Stephan Schambach.......  30  1998  Chairman of the management board, Chief
                                     Executive Officer (Vorstandsvorsitzender)
                                     and Founder
 Wilfried Beeck..........  41  1998  Member of the management board, Chief
                                     Financial Officer (Finanzvorstand) and
                                     Founder

  Stephan Schambach. Mr. Schambach has served as the Chairman of the management board since 1998. Stephan Schambach is the founder of our company and director of the management board. In 1990, at the age of 19, he terminated his physics studies at the University of Jena to implement his idea for the commercial use of the Internet in his own firm. In 1992 he established NetConsult Computersysteme GmbH to provide consulting services to German companies. In 1996, he established INTERSHOP Communications, Inc. and has since managed the enterprise as both chairman of the board and chief executive officer and as a member of the board of management for our company.

  Wilfried Beeck. Mr. Beeck has served as a member of the management board since 1998. He was appointed as chief financial officer of our company in June 1998. Wilfried Beeck is a co-founder of NetConsult Computersysteme GmbH 1992 and INTERSHOP Communications, Inc. He studied mathematics and computer science at the University of Kiel before entering the computer industry in the early 1980s. Before co-founding INTERSHOP Communications, Inc. in 1996, he founded Dart Software GmbH, a vendor of object-oriented software tools and business applications.

  Under our articles of association, our supervisory board may adjust the number of members of the management board at any time. Currently, there are two members serving on the management board. The members of the management board are appointed by the supervisory board for a term of no more than five years. The current management board was elected for a term of five years that expires on June 22, 2003. A member of the management board can only be terminated for significant cause based upon a decision by the supervisory board.

  In addition to the management board, we employ the following executive officers. Messrs. Costello, Demetros, Harding, Oreste and Callan are employed on an at-will basis. None of the other executive officers listed below is party to employment agreements with us.

           Name           Age                      Position
           ----           ---                      --------
 Karsten Schneider.......  39 Senior Vice President of Business Development and
                               Founder
 Steen Sjobeck...........  42 Chief Information Officer
 Frank Gessner...........  31 Vice President of Engineering
 Bernhard Marbach........  41 President for Europe
 Dirk Reiche.............  36 Vice President of Finance for Europe and Asia
 Dieter Neujahr..........  40 Vice President of Operations for Europe
 Keith C. Costello.......  34 President for the Americas
 James Demetros..........  38 Vice President of Sales for the Americas
 Craig W. Harding........  42 General Counsel and Secretary for the Americas
 Philip L. Oreste........  33 Vice President of Finance for the Americas
 Edward J. Callan........  34 Vice President of Marketing

  Karsten Schneider, Senior Vice President of Business Development. Mr. Schneider oversees strategic alliances, business and market development and the independent software vendor partner program worldwide. He founded the company in 1992. Prior to 1992, Mr. Schneider worked at Carl Zeiss, an optics engineering company headquartered in Jena, Germany, where he was a development engineer. He received a degree in Mechanical & Electrical engineering in Sofia, Bulgaria with honors.

  Steen Sjobeck, Chief Information Officer. Mr. Sjobeck is responsible for information technology worldwide. He was born in Denmark, and holds a degree in Computing and an MBA. Prior to joining our company in May 2000, he held senior IT management positions for 10 years in the UK, Australia and most recently in Paris, France where he was the IT Director for Southern Europe for Oracle Corporation.

  Frank Gessner, Vice President of Engineering. Mr. Gessner joined us in 1995. As Vice President of Engineering, Mr. Gessner manages research and development activities for us. Prior to that time, he studied computer science at the Bolton University in England and at the University of Leipzig, where he received a degree with honors.

  Bernhard Marbach, President of Europe. Mr. Marbach directs sales and operations in Europe and Asia for us. Prior to joining our company in 1997, Mr. Marbach was at PINK software GmbH in Hamburg, where he was vice president for worldwide sales. In addition, Mr. Marbach was Director of Sales for Central Europe for NeXT Software. Mr. Marbach studied marketing and management and computer science at the University of Hamburg.

  Dirk Reiche, Vice President of Finance for Europe and Asia. Mr. Reiche leads the financial group within our European organization. He studied business administration at the University of Hamburg. He began his career as a manager in the Gruner & Jahre publishing house. Before he joined us in 1997, he worked for a new media start-up company and a telecommunications provider in Berlin-Brandenburg.

  Dieter Neujahr, Vice President of Operations for Europe. Mr. Neujahr, who joined us in 1999, is responsible for operations in Europe. Previously he served as founder and managing director of the European headquarters of Intuit in Munich and managed the first foreign language development and release of programs such as Quicken and QuickBooks. Mr. Neujahr also worked at Intuit's worldwide headquarters in Palo Alto, California, where he led the introduction of various service marketing programs in the U.S. market. Mr. Neujahr studied economic science and economical informatics at Nurnberg und Wurzberg.

  Keith C. Costello, President for the Americas. Mr. Costello, who joined us in January 2000, is primarily responsible for our business activities in the Americas. Immediately prior to joining us, Mr. Costello was with Oracle Corporation, where he was Vice President for Oracle Consulting. Prior to that, Mr. Costello held management positions at Booz, Allen & Hamilton and Price Waterhouse. He holds a Bachelor of Arts from the University of California, Berkeley.

  James Demetros, Vice President of Sales for the Americas. Mr. Demetros is responsible for all markets in the sales for the United States, Canada and Latin America. Prior to joining Intershop in 1999, Mr. Demetros was Director of Apple's Enterprise Software Division (formerly NeXT Software). Prior to Apple's acquisition of NeXT Software, Mr. Demetros held positions as Senior Director of U.S. Sales Operations, Director of Eastern Regional Operations and Director, Northeast Regional Operations. Mr. Demetros began his career in computer technology at Wang Laboratories where he held a variety of sales and sales management positions. He is a graduate of the University of Connecticut.

  Craig W. Harding, General Counsel and Secretary for the Americas. Mr. Harding, who joined us in 1997, is the senior legal officer for North America. Previously, he was General Counsel and Secretary at Actra Business Systems, LLC, which is a joint venture of Netscape Communication Corporation and GE Information Services. Mr. Harding also served as General Counsel at Kaleida Labs, a joint venture of IBM and Apple Computer, and as General Counsel at Sierra On-Line. He holds degrees in mathematics from Duke University and law from Vanderbilt University School of Law.

  Philip L. Oreste, Vice President of Finance for the Americas. As Vice President of Finance for the Americas, Mr. Oreste manages investor relations, accounting and controlling. He was formerly Controller of Pacific Bell Internet Services, the Internet service provider and subsidiary of Pacific Bell. He has also held the position of Vice President of Finance for Shakey's. Mr. Oreste earned a Bachelor of Science degree in Accounting from the University of San Francisco and is a licensed Certified Public Accountant in the State of California.

  Edward J. Callan, Vice President, Marketing. Mr. Callan, who joined us in 1998, guides our worldwide marketing organization, including product management, marketing communications, public relations, Web marketing, channel marketing, technical training and documentation. He was formerly Vice President of Consumer and Small Business Marketing for SBC Internet, where he managed marketing strategy for both Pacific Bell Internet and Southwestern Bell Internet brands. Prior to that, Mr. Callan spent three years with Dataquest as a Senior Consultant and developed marketing strategies for clients in the Internet, telecommunications and software industries. Mr. Callan has an MBA from the Wharton School of the University of Pennsylvania, and a Bachelor's degree in Electrical Engineering and Computer Science from the University of California at Berkeley.

Supervisory Board

   Our supervisory board oversees the leadership of the management board. The following table lists the current members of the supervisory board:

                                        Member
                Name                Age since        Principal Occupation
                ----                --- ------       --------------------
 Eckhard Pfeiffer, Chairman........  58  1999  Consultant
 Theodore J. Smith, Vice Chairman..  70  1998  Chairman, FileNet Corporation
 Joerg Menno Harms.................  60  1998  Managing Director, Hewlett-
                                               Packard GmbH
 Lorenzo Pelliciolo................  48  1999  Chief Executive Officer of Seat
                                               Regine Gialle
 Knut Fockler, PhD.................  50  1999  Director of Multimedia, Deutsche
                                               Telekom AG
 Hartmut Esslinger, PhD............  55  1999  Founder of frogdesign, an integrated design company

  Under our articles of association, the supervisory board has six members. In general, the members of the supervisory board are appointed for the year terms ending on the adjournment of the general shareholders' meeting for the fourth fiscal year after the beginning of their term of service, unless the general shareholders' meeting determines a shorter period of service at the time of their election. A supervisory board member's term will end on the appointment of his successor unless he resigns or is dismissed earlier. In general, each member of the supervisory board can be dismissed at any time by a three-fourths majority of the general shareholders' meeting.

Compensation

  Compensation of the Executive Officers and the Management Board. We paid aggregate compensation of (Euro)861,120 to the executive officers and the members of the management board in fiscal year 1999 and (Euro)1,080,014 for the six months ended June 30, 2000. Of such amount, none was paid in respect of pension or other similar benefits. There are no pension reserves for the executive officers and members of the management board.

  Between 10% and 20% of the total remuneration paid to the executive officers and the members of the management board depends on their achievement of performance targets, which are defined by certain qualitative criteria, as well as our sales and profit. These targets are set by the supervisory board, in accordance with German law, on an annual basis. In addition, they are entitled to participate in the 1999 Stock Option Plan (for a description of this plan, please see "Management--Equity Incentive Plans").

  Compensation of the Management Board. As of December 31, 1999, there were no pension reserves for members of the management board. Members of the management board are entitled to participate in the 1999 Stock Option Plan (for a description of this plan, see "Management--Equity Incentive Plans"). As of June 30, 2000, members of the management board collectively hold 19,500,000 shares, which includes 12,500,000 shares issuable to Mr. Stephan Schambach.

  Compensation of the Supervisory Board. We reimburse members of the supervisory board for their out-of-pocket expenses related to their service on the supervisory board. However, we do not otherwise compensate members of the supervisory board.

Equity Incentive Plans

  Effective as of June 21, 1999, we adopted a unified stock option plan, which we refer to as the 1999 Plan. The 1999 Plan provides for grants of options to purchase shares of our company to board members, executive officers and employees of our company and our affiliates. Options granted under the 1999 Plan are intended to attract, commit and motivate these individuals. We have granted options under the 1999 Plan to nearly all new employees who have joined us on or after June 21, 1999. These are usually granted as of the hiring date of each employee.

  We also maintain the INTERSHOP Communications, Inc. 1997 Equity Incentive Plan, which we refer to as the 1997 Plan, pursuant to which selected employees, officers, directors and consultants of our subsidiaries were granted stock options. The details of the 1999 Plan and the 1997 Plan are as follows:

  The 1999 Stock Option Plan. At the shareholders' meeting on June 21, 1999, our shareholders adopted the 1999 Plan, which became effective on July 1, 1999, and authorized the grant of stock options (Bezugsrechte), which we refer to as AG Options, to employees, officers and directors of our company and our affiliates, including members of the management board. There are two pools of shares authorized under the 1999 Plan. There are 665,000 shares for grants of stock options to members of the management board and general managers of our subsidiaries and 7,500,000 shares for grants of stock options to all other employees.

  The management board is authorized to determine which eligible employees will receive AG Options and to set the terms and conditions of the AG Options. In the case of AG Options granted to members of the management board, the supervisory board determines the terms of the awards. The supervisory board can also determine additional performance targets that must be met prior to the grant of an AG Option to any participant.

  Each AG Option is exercisable for one share. The vesting schedules of the AG Options will be four years from the date of the grant; however, pursuant to German law, no AG Options will be exercisable, even though a portion is vested, prior to the second anniversary of the date of grant. The exercise price of the AG Options is equal to 120% of the fair market value of the AG Shares on the date of grant, where the fair market value is determined to be the average closing sales price as quoted on the Neuer Markt for the 10 trading days prior to the date of the grant. The exercise price can be reduced by a shareholders' resolution if, at any time, we issue shares or securities convertible into shares at a price lower than the exercise price of an outstanding AG Option.

  The AG Options granted under the 1999 Plan are not transferable except by will or the laws of descent and distribution.

  The 1997 Equity Incentive Plan. Prior to our shareholder's meeting on June 21, 1999, INTERSHOP Communications, Inc., our U.S. subsidiary, maintained the 1997 Plan pursuant to which selected employees, officers, directors and consultants of all of our subsidiaries who joined us prior to June 21, 1999, were granted stock options, which we refer to as U.S. Options. Effective as of June 21, 1999, we no longer grant options to new employees under the 1997 Plan. The U.S. Options are exercisable for AG Shares at a ratio of 1:3.

  The U.S. Options granted under the 1997 Plan include both incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, and non-incentive stock options, which we refer to as non-statutory stock options. Incentive stock options may only be granted to employees and must have an exercise price equal to or greater than the fair market value of the shares on the date of grant. The non-statutory stock options may be granted to employees, consultants or directors and cannot have an exercise price less than 85% of the fair market value of the shares on the date of grant.

  The 1997 Plan is administered by the management board, which has the full authority to amend and interpret the plan and the options granted under the 1997 Plan. The vesting schedules of the options granted under the 1997 Plan vary from grant to grant; however, a minimum of 20% of the total number of shares subject to an option must vest each year. Generally, the U.S. Options vest with respect to 17% of the shares on the six-month anniversary of the date of grant and in 30 monthly installments with respect to the remaining 83% of the shares. Vested options may be exercised at any time following their vesting date and prior to the tenth anniversary of the date of grant; however, an individual optionholder may not exercise stock options more than four times in any calendar year.

  Upon the termination of an optionholder's status as an employee, director, or consultant for any reason other than death or disability, the unvested portion of the option will be forfeited and the vested portion will remain exercisable for a maximum of three months. The options granted under the 1997 Plan are not transferable, except by will or by the laws of descent and distribution.

  2000 Shareholder Resolutions. On June 27, 2000 the shareholders adopted resolutions authorizing us to grant stock options from authorized capital. Following the date the Commercial Register approves the use of authorized capital for issuance upon the exercise of stock options, we may elect to establish a 2000 stock option plan, or, alternatively, to amend the 1999 Plan to provide for issuance of options under terms approved by the shareholders in June, 2000.

Outstanding Options

  As of June 30, 2000, there were 3,372,185 outstanding options to purchase ordinary shares (including 1,101,755 outstanding options held by our executive officers). As of June 30, 2000, the weighted average exercise price of all our outstanding options was (Euro)67.52 per share. The options outstanding as of June 30, 2000 will expire at various times prior to December 2009. Of these options, none are held by the members of the supervisory board and the management board.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In January 1997, INTERSHOP Communications, Inc. acquired 100% of the shares of INTERSHOP Communications GmbH pursuant to a share exchange agreement, entered into in December 1996, between INTERSHOP Communications, Inc. and the shareholders of INTERSHOP Communications GmbH. The outstanding capital stock and debt of INTERSHOP Communications GmbH were converted into common and preferred stock, respectively, in INTERSHOP Communications, Inc. INTERSHOP Communications, Inc. thus became the parent company of INTERSHOP Communications GmbH and its subsidiaries.

  As part of the restructuring activities that occurred in May and June 1998, prior to our initial public offering in Germany, INTERSHOP Communications GmbH acquired 100% of the shares of a dormant company, that was since renamed "INTERSHOP Communications AG," from its founders Dr. Robert Rottger and Ms. Jutta Niedrich for approximately (Euro)51,129. The purpose of this transaction was to establish a German stock corporation as the parent company for the group prior to our initial public offering in Germany. Since it often takes several weeks to form a new Aktiengesellschaft, German companies that intend to reorganize as a Aktiengesellschaft often acquire a dormant company in lieu of forming a new one.

  The then existing stockholders of INTERSHOP Communications, Inc. exchanged their shares in INTERSHOP Communications, Inc. for shares of our company. The holders of 79.3% of the shares of INTERSHOP Communications, Inc. received 61,729,050 shares of our company. As a result of this transaction, we became the parent company of INTERSHOP Communications, Inc. and its subsidiaries. Due to certain tax consequences, our founder Mr. Schambach, and a private investor, Mr. Jamieson, did not contribute all of their shares of INTERSHOP Communications, Inc. and currently still hold 16.2% and 1.5%, respectively, of that company's capital stock. Other than us, Messrs. Schambach and Jamieson are the only other current stockholders of INTERSHOP Communications, Inc., and each is entitled to exchange his shares in that company for shares in our company at a ratio of 1:3, using conditional capital specifically approved for this purpose at our stockholders' meeting on June 23, 1998. As of June 30, 2000, Messrs. Schambach and Jamieson may exchange their 4,166,667 and 381,500 shares, respectively, in INTERSHOP Communications, Inc., into 12,500,000 and 1,144,500 shares, respectively, of our company.

  The post-formation and share contribution agreement (Nachgrundungs- und Einbringungsvertrag) was executed on June 22, 1998 by our management board and also by several holders of ordinary and preferred shares of INTERSHOP Communications, Inc. These shareholders include Messrs. Stephan Schambach and Wilfried Beeck, both of whom are members of our management board. The record of the execution of the post-formation and share contribution agreement indicates that Mr. Beeck acted both on our behalf and as a shareholder of INTERSHOP Communications, Inc. Our shareholders approved the post-formation and share contribution agreement at the shareholders' meeting held on June 23, 1998 in accordance with Section 52 of the German Stock Corporation Act, or the AktG.
Section 112 of the AktG provides that, in connection with any transaction between members of the management board and a corporation, the corporation must be legally represented by its supervisory board. The agreement was approved by our supervisory board on June 21, 1999. There is some question under German law as to whether Section 112 applies to the execution of an agreement which is to be approved by the shareholder's meeting in accordance with Section 52 and, further, whether a supervisory board could retroactively approve an agreement that was entered into in violation of Section 112, if applicable. We, however, believe that Section 112 does not apply to the agreement and that the agreement is valid. In a situation where an agreement needs to be approved by a shareholder's meeting according to Section 52, which was the case here, Section 112 does not apply, and, consequently, no requirement for the supervisory board to represent a company when entering into the agreement. After having reviewed the legal background, although there are no precedent court decisions, we are of the opinion that Section 112 does not apply to the agreement. If our conclusion on the non-application of Section 112 were incorrect, we believe, nevertheless, that the agreement would have been provisionally invalid when executed, but could subsequently be ratified, and would have become valid retroactively, by the approval of the supervisory board as of June 21, 1999. Although two dated German regional court decisions held, that such an approval would not be sufficient, our view that a violation of Section 112 would be cured by a subsequent supervisory board's approval is supported by more recent decisions of the German Supreme Court. In the event that the German Supreme Court held the agreement to be invalid, all or a portion of the ordinary and preferred shares of INTERSHOP Communications, Inc. would not have been transferred to us effectively. Consequently, share issued by us in order to fulfill our obligations under the agreement would not carry any voting rights. Furthermore, any alleged invalidity of the agreement could possibly affect the validity of future resolutions passed at any of our shareholders' meetings, provided that an action to set aside the resolutions were brought forward within one month after adoption of the resolution. If the German Supreme Court were to determine that we had violated Section 112, we would take appropriate steps to re-execute the agreement and to re-consummate the transaction with the approval of all parties to the agreement. We believe the parties would be obliged to give approval under the German good-faith-principle. There is a slim possibility that the re-execution may not be possible by an attachment of the shares by creditors of the other parties to the agreement or by the insolvency of these other parties.

  In May 1998, we entered into a legal settlement that obligated us to pay
(Euro)1.9 million. Private Equity Bridge Invest Ltd., or PEBI, an affiliate of one of the underwriters from our initial public offering in Germany, paid this amount on our behalf in exchange for shares of preferred stock of INTERSHOP Communications, Inc. No shares of preferred stock of INTERSHOP Communications, Inc. were issued to PEBI. At various times between June and December 1998, PEBI purchased a total of 600,450 shares of our company from us and purchased 300,000 shares of our company from INTERSHOP Communications GmbH for a total cash consideration of (Euro)4.0 million, whereas the total market value was
(Euro)5.9 million.

  Also at our stockholders' meeting on June 23, 1998, at which the sole stockholder was INTERSHOP Communications GmbH, resolutions were passed that increased our capital stock, or, in other words, authorized additional shares.

  On June 23, 1998, the Vice Chairman of the Supervisory Board, Mr. Theodore J. Smith, subscribed to 250,005 newly issued no-par value shares at an issue price of (Euro)2.56 per share, resulting in an aggregate payment of (Euro)639,118. This subscription agreement was entered into in connection with the cancellation of a convertible promissory note that was entered into between Mr. Smith and INTERSHOP Communications, Inc. in April 1998. The promissory note had been in the amount of $500,000 and bore interest at the rate of 7% per annum. The proceeds of the issuance of the promissory note were used for the Company's general working capital needs during the period prior to its initial public offering in Germany.

   In January 1998, INTERSHOP Communications, Inc. granted Mr. Beeck a put right to sell his interests in a limited liability company for $250,000. In exchange, the company transferred to INTERSHOP Communications, Inc. management and technical employees as well as limited intellectual property. The purpose of this transaction was to transfer these assets from the limited liability company to us in a cash-efficient manner. The limited liability company still exists but has no ongoing business operations. Mr. Beeck has not exercised this put right and we are not aware of any intentions on his part to do so.

  In July 1997, Deutsche Telekom, one of our most significant customers and also a strategic partner, acquired a license to use our software for a period of three years. On December 31, 1997, Deutsche Telekom, through its venture capital subsidiary T-Telematik Venture Holding GmbH, purchased approximately 7.8% of the then outstanding capital stock of INTERSHOP Communications, Inc. for $3,830,000 and then subsequently exchanged this capital stock for shares of our company pursuant to an agreement dated June 23, 1998.

  In 1999, two of our shareholders, Mr. Stephan Schambach and Mr. Wilfried Beeck, both of whom are members of our management board, have agreed to loan to us in the amount of $10,000,000, and (Euro)7,000,000, respectively, in the form of an overdraft credits for our working capital credit (Betriebsmitteldredit), each of which bears interest at the rate of approximately 6% per annum. The loans are callable with three months notice beginning December 31, 2000. There are prepayment penalties for each loan of twelve months interest if the loans are paid down prior to December 31, 2000. As of June 30, 2000, we had outstanding (Euro)6,000,000 of the loan from Mr. Beeck, and (Euro)10,759,000 from Mr. Schambach.

  During 1996, we entered into a series of unsecured loans with some of our shareholders. Interest is payable quarterly at 10%. The loans may be repaid at any time, but no later than February 2004. Accumulated interest of (Euro)50,618 was paid on December 31, 1999 and the remaining outstanding principal balance at that same date was (Euro)20,000.

  We believe that all the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 30, 2000 and as adjusted to reflect the sale of the shares in this offering by:

  . each person, or group of affiliated persons, who is known by us to own beneficially more than 10% of our ordinary shares;

  .  each member of the management board;

  .  each member of the supervisory board; and

  .  members of the management board and the supervisory board as a group.

  Except as otherwise noted, the persons or entities in this table have sole voting and investment power with respect to all the ordinary shares owned by them. The following tables assumes no exercise of the over-allotment by the underwriters. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power or investment power with respect to securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed outstanding for the purpose of computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person. Percentage of beneficial ownership is based upon 100,675,440 shares outstanding prior to and following this offering. This figure assumes that Mr. Schambach has exchanged his shares of our U.S. subsidiary, INTERSHOP Communications, Inc., for our shares, and the latter figure assumes no exercise of the over-allotment option by the underwriters. We believe that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the ordinary shares indicated.

                                                             Percentage Owned
                                                             -----------------
                                                 Ordinary     Before   After
Name of Beneficial Owner                          Shares     Offering Offering
------------------------                        ----------   -------- --------
Stephan Schambach.............................. 12,500,000**   12.3     12.3
Wilfried Beeck.................................  7,000,000      6.9      6.9
Eckhard Pfeiffer...............................    400,000        *        *
Theodore J. Smith..............................    132,290        *        *
Joerg Menno Harms..............................      1,500        *        *
Lorenzo Pelliciolo.............................          0        *        *
Knut Fockler...................................          0        *        *
Hartmut Esslinger..............................          0        *        *
Members of the management board and the
 supervisory board and executive officers as a
 group......................................... 26,408,235     27.1     26.5

--------
 * Represents less than 1% of our outstanding shares.

** Mr. Schambach holds 16.2% of the shares of our U.S. subsidiary INTERSHOP
   Communications, Inc. which he may exchange at any time for our ordinary shares at a ratio of 1:3.

  The total number of outstanding shares used to calculate the percentages in the above table does not include the exercise of the over-allotment option. If the over-allotment option is exercised, the underwriters will have an option to purchase from us an additional 500,000 ADSs.

                          DESCRIPTION OF CAPITAL STOCK

  The following summary is based upon our articles of association (Satzung) and the German Stock Corporation Act (Aktiengesetz, AktG), each as in effect on the date of this prospectus. This summary is intended to contain all material information in relation to our capital stock and the rights attaching to the shares, but does not purport to be complete. It is qualified in its entirety by reference to the articles of association and German law in effect on the date of this prospectus.

Capital Increases and Decreases

  Following this offering, our issued and outstanding capital stock (Grundkapital) will be (Euro)87,030,940, divided into 87,030,940 bearer ordinary shares of no par value (Stuckaktien). These shares have a calculated value (rechnerischer Wert) of (Euro)1.00 each.

  Under the German Stock Corporation Act, our capital may be increased by a resolution passed by a majority of the shareholders of at least three-quarters of our outstanding capital stock present at the shareholders' meeting.

  Alternatively, the shareholders may, by a resolution approved by a majority of the shareholders holding at least three-quarters of our outstanding capital stock represented at the shareholders' meeting, empower the management board to issue with the approval of the supervisory board, within a period not exceeding five years, shares in a specified amount, thus creating authorized capital (genehmigtes Kapital). Finally, the shareholders may create, by a resolution requiring the same majority, conditional capital (bedingtes Kapital) for the purposes of issuing shares to optionees or for the purpose of a contemplated merger.

  The nominal amount of each authorized capital and conditional capital may not exceed 50% of our capital stock outstanding at the time the resolution to create that capital is adopted, provided that in the case of conditional capital created for the purpose of granting stock options to employees, this limit is 10% of the capital stock outstanding at the time of the resolution.

  Any decrease in our share capital requires the approval of a majority of the shareholders holding at least three-quarters of our outstanding share capital represented at the shareholders' meeting.

Bearer Ordinary Shares

  We were incorporated in Germany on April 23, 1998 with a capital stock of
(Euro)51,129, divided into 300,000 bearer ordinary shares with a calculated value of (Euro)0.17 each. We were registered with the commercial register of Hamburg, Germany on May 20, 1998.

  In accordance with the Law on Introduction of Shares with no par value (Stuckaktiengesetz), enacted on April 1, 1998, the then existing shares were converted into shares of no par value (Stuckaktien) at the general meeting of May 26, 1998.

  In the context of a restructuring, our capital stock was increased from
(Euro)51,129 to (Euro)153,464 by means of a (Euro)102,335 cash contribution by PEBI in exchange for the issuance of 600,450 new shares. Subsequently, our capital stock was increased by way of contributions-in-kind of (Euro)10,528,190 from (Euro)153,464 to (Euro)10,681,654 through the issuance of 61,729,050 new shares. The contribution-in-kind consisted of the contribution of 20,591,348 shares of INTERSHOP Communications, Inc. The shares of approximately 200 employees and advisors of INTERSHOP Communications, Inc. which were contributed to us in the course of that contribution-in-kind, had been previously transferred to a trustee.

  In addition, at our special meeting on June 23, 1998, we resolved that our capital be increased from (Euro)10,681,654 to (Euro)10,724,263 by means of a
(Euro)42,609 cash contribution in exchange for the issuance of 250,005 new shares to Mr. Theodore J. Smith. Subsequently, INTERSHOP Communications GmbH, our former sole shareholder, transferred its 300,000 shares to PEBI.

  After the foregoing transactions, 62,924,505 shares, with a calculated value of (Euro)0.17 per share, were issued and outstanding. On July 9, 1998, 15,000,000 shares with a calculated value of (Euro)0.17 were issued in connection with our initial public offering. Additionally, 3,135,810 shares and 739,335 shares were issued on January 15, 1999 and on April 23, 1999, respectively, to Mr. Christof K. Leiste from conditional capital II, following his exercise of exchange rights pursuant to the 1997 Plan. Similarly, 1,033,500 shares were issued to Mr. Burgess Jamieson from conditional capital III, following the exercise of his exchange rights.

  After these share issuances, our share capital amounted to (Euro)14,117,306 divided into 82,833,150 shares with a calculated value of (Euro)0.17 per share. Our shareholders' meeting held on June 21, 1999 resolved the conversion of the share capital from DM into euro. Following that conversion the share capital amounted to (Euro)14,117,305.70. The shareholders' meeting resolved a capital increase from (Euro)14,117,305.70 by (Euro)2,449,324.30 to (Euro)16,566,630 by
converting amounts available in a capital reserve (Kapitalrucklage). The capital increase was carried out without issuing new shares. Furthermore, the shareholders' meeting resolved a 3:1 stock split, and all share amounts and calculated values have been restated in this prospectus to reflect this stock split. All shares have full dividend rights for the fiscal year from January 1, 1999 to December 31, 1999.

  After the June 21, 1999 meeting, we issued an additional 358,735 shares and 1,200,000 shares in 1999 out of conditional capital II and III, respectively. In 2000, as of March 15, 2000, we issued an additional 350,540 and 280,000 shares out of conditional capital II and III, respectively.

  Our shareholders' meeting held on June 27, 2000 resolved a 5:1 stock split, and all share and per share amounts have been restated in this prospectus to reflect this stock split. Calculated value has been restated for this stock split as of June 30, 2000. See "Resolutions of the Meeting of Shareholders" on page 60 for further details on this shareholders' meeting.

  Unless otherwise regulated by law, one share grants one vote in all matters subject to a shareholders' vote, including the election of the members of the supervisory board. Neither our certificate of incorporation nor our articles of association provide for cumulative exercise of voting rights for the election of board members. The holders of common shares are entitled to receive fixed dividends, approved by the annual shareholders' meeting and funded by means available for this purpose under the applicable rules and regulations. In case of liquidation, any liquidation proceeds remaining after paying off all of our liabilities would be distributed among shareholders in proportion to the total number of the shares held by each shareholder. Common shareholders are not subject to contribution and have no rights to conversion, reimbursement or preferential rights for the purchase of additional shares, regardless of share class. Shares outstanding have been paid in full and are not contributory.

Preferred Stock

  At this time, we have not authorized any shares of preferred stock. Our articles of association do not permit the issuance of such preferred stock without the approval of the majority of the shareholders. If our shareholders wish to enable us to issue preferred stock at a certain time in the future, they would need to consent to the amendment of the articles of association, which requires a majority of three-quarters of the capital stock present at a shareholders' meeting.

Stock Option Plans

  1999 Stock Option Plan. We currently maintain a stock option plan that became effective on June 21, 1999. This plan provides for grants of options to purchase AG Shares to board members, executive officers and employees of our company and our affiliates. The options granted under this plan are intended to attract, commit and motivate these key individuals. Each option granted under the 1999 Plan is exercisable for one AG Share. As of December 31, 1999, 790,000 options had been granted under the 1999 Plan. For a more detailed description of the 1999 Plan, see "Management--Equity Incentive Plans."

  1997 Equity Incentive Plan. The INTERSHOP Communications, Inc. 1997 Equity Incentive Plan provides options to certain employees, officers, directors and consultants of our subsidiaries. Each option granted under the 1997 Plan is exercisable for AG Shares at a ratio of 1:3. We no longer grant options under this plan; however, there were 1,575,000 options outstanding under this plan as of December 31, 1999. For a more detailed description of the 1997 Plan, see "Management--Equity Incentive Plans."

Number of Shares Available for Allocation Under the Stock Option Plan

  Our shareholders' meeting on June 23, 1998 resolved conditional capital increases for the issuance of shares to employees holding options exercisable for our shares. Some employees were granted options exercisable for shares of INTERSHOP Communications, Inc. under the 1997 Plan. Those employees have entered into agreements allowing them to exercise their options of INTERSHOP Communications, Inc. for our shares. Our shareholders' meeting on June 21, 1999 has amended the conditional capital increases. The following conditional pools of shares are available for issuance to holders of options or subscription rights (Bezugsrechte):

  . Our share capital is conditionally increased by our first pool of conditional capital to (Euro)1,633,000 for the issuance of 7,500,000 shares to our employees and their affiliates and 665,000 shares to members of our management board and our affiliates. The conditional capital increase is made to grant subscription rights (Bezugsrechte) to the aforementioned persons. The subscription rights can be exercised between two and five years of the date of grant.

  . Our share capital is conditionally increased by our second pool of conditional capital by (Euro)424,971 for the issuance of 2,124,855 shares. The conditional capital increase is made to grant exchange rights to all holders of options of INTERSHOP Communications, Inc. known to us for an exchange ratio of five option rights to receive one INTERSHOP Communications, Inc. share to three option rights to receive five shares of our company.

  The respective number of shares available for issuance can be adjusted at the shareholders' meeting within the 50% limitation of (S) 192 para. 3, German Stock Corporation Act (Aktiengesetz, AktG), or, if the conditional capital is created in order to grant stock options to employees, within a limit of 10% of the outstanding share capital at the time the resolution upon the additional capital is adopted. As of December 31, 1999, 525,664 options exercisable for shares of INTERSHOP Communications, Inc. were outstanding. Based on the conversion of options to purchase INTERSHOP Communications, Inc. shares into options to purchase our shares, 2,124,855 options have been granted. Additional options were granted, in particular, to European employees prior to our initial public offering in Germany in 1998.

Resolutions of the Meeting of Shareholders

  At our shareholders' meeting held on June 21, 1999, the following resolutions, in particular, were duly adopted:

  Resolutions in connection with the conversion of the share capital from DM into euro:

  .  Conversion of the share capital from DM 27,611,050 into
     (Euro)14,117,305.70.

  .  Increase of the share capital from (Euro)14,117,305.70 to
     (Euro)16,566,630 by (Euro)2,449,324.30 by converting amounts available in a capital reserve (Kapitalrucklage). The capital increase was carried out without issuing new shares.

  .  Stock split of 3:1, the 5,522,210 shares split into 16,566,630 shares.

  .  Conversion of the authorized capital I from DM 2,500,000 into
     (Euro)1,278,229.70 and increase by (Euro)221,770.30 to (Euro)1,500,000.

  .  Conversion of the authorized capital II from DM 1,500,000 into
     (Euro)766,937.82 and increase by (Euro)133,062.18 to (Euro)900,000.

  .  Conversion of the conditional capital I from DM 2,500,000 into
     (Euro)1,278,229.70 and increase by (Euro)221,770.30 to (Euro)1,500,000.

  .  Conversion of the remaining conditional capital II from DM 708,285 into
     (Euro)362,140.37 and increase by (Euro)62,830.63 to (Euro)424,971.

  . Conversion of the remaining conditional capital III from DM 5,041,500 into (Euro)2,577,678.02 and increase by (Euro)447,221.98 to
     (Euro)3,024,900.

  Further resolutions:

  .  Conditional increase of the capital stock up to a maximum of
     (Euro)1,633,000 through the issuance of up to 7,500,000 new bearer ordinary shares to our employees and the employees of our affiliated companies and up to 665,000 new bearer ordinary shares to the members of our management board and of our affiliated companies, which represented the creation of a new conditional capital I for the issuance of options to employees and members of the management board.

  . Authorization for the management board (Vorstand) to increase the share capital within a period of five years after registration of this resolution into the commercial register by up to (Euro)5,883,000 through the issuance of up to 29,415,000 new bearer ordinary shares against contribution in cash or in kind, which represented the creation of a new authorized capital III.

  . Authorization until December 20, 2000 to purchase and sell our shares for a price not to be higher or lower than 10% of the average exchange quotation on the Neuer Markt of the Frankfurt Stock Exchange of the preceding 10 exchange days.

  At our shareholders' meeting held on June 27, 2000, the following resolutions, in particular, were duly adopted:

  . Increase of the share capital from (Euro)17,506,188 (which includes 100,000 shares that were privately placed and 335,000 shares reserved for offering in connection with Nasdaq listing) to (Euro)87,530,940 as a result of a stock split whereby four shares are given to each shareholder of one share.

  . Authorization for the management board to increase the share capital within a period of five years after registration of this resolution into the commercial register of up to (Euro)35,012,376 through the issuance of up to 35,012,376 new bearer ordinary shares against contribution in cash or in kind, which represented the revision of the authorized capital I.

  . Authorization for the management board, subject to approval by the supervisory board, to increase share capital with exclusion of shareholders' subscription rights within a period of five years after registration of this resolution into the commercial register of up to
     (Euro)8,753,094 by issuing up to 8,753,094 no-par bearer shares against contribution in cash, which represented the revision of the authorized capital II.

  . Abolishment of authorized capital III of (Euro)5,883,000 through the abolishment of 5,883,000 new bearer ordinary shares.

  . Authorization until November 30, 2001 to purchase and sell our shares, amount not to exceed 10% of capital stock, for a price not to be higher than 10% of the closing quotation in the XETRA-System on the Neuer Markt of the Frankfurt Stock Exchange on the last trading day prior to the transaction.

  . Authorization for the management board, subject to approval by the supervisory board, to dispose of our shares by:

    (a) transferring shares to a third party for the purchase of a company or investment in a company or as compensation for goods and services at a price not significantly less than the average exchange quotation on the XETRA-System on the Neuer Markt of the Frankfurt Stock Exchange of the preceding five exchange days.

    (b) selling shares to institutional investors at a price not significantly less than the average exchange quotation on the XETRA-System on the Neuer Markt of the Frankfurt Stock Exchange of the preceding five exchange days.

    (c) offering shares to persons who are or were employed by the Company or an affiliated company at a price in accordance with the Employee Stock Participation Program.

    (d) offering shares to consultants or external advisors to the Company or an affiliated company at a price in accordance with the Equity Incentive Program.

  Under Section 193(2) of the German Stock Corporation Act, or the AktG, a shareholders' resolution effecting a conditional capital increase needs to set forth, among other things, the issue price for the new shares, or, alternatively, the basis on which the issue price is to be determined. We believe that the resolution on our conditional capital II, as resolved at our shareholders' meeting held on June 23, 1998, complies with the requirements of
Section 193(2) and, therefore, was validly adopted. Due to the somewhat unclear wording of the actual resolution, a third party could assert that the resolution did not comply with the requirement that the issue price or the basis on which the issue price is to be determined must be set forth in the resolution. Non-compliance with this requirement, other than a complete omission of both the issue price and the basis on which it is to be determined, would not render the resolution void but would merely give rise to an action to set aside the resolution under Section 246. To be actionable, such an action would need to be initiated within one month after the adoption of the resolution. Since this time period has lapsed, the resolution could not be set aside in this manner. Although we are of the opinion that it would be highly unlikely, we cannot completely dismiss the possibility that the German Supreme Court could render a final nullity judgment if a third party were instead to bring an action for declaration of nullity of the resolution regarding conditional capital II. To our knowledge, there is no binding legal authority supporting such a declaration. However, German stock corporation law has also been interpreted to the effect that, in the case of a nullity judgment, the shares issued out of our conditional capital II would be deemed invalid. Consequently, the holders of those shares would not be entitled to vote at our shareholders' meetings. If the holders of invalid shares attended a shareholders' meeting in the future, any resolutions passed at that meeting could potentially be set aside if, excluding the invalid votes, the resolution would not have been passed by the requisite vote. In addition, any receipt of any distributions or dividends by the holders of invalid shares would be deemed unjust, and this could give rise to claims against us in the amount of any unjust distribution or dividends. We consider the likelihood any such claims being raised to be low.

  If both valid and invalid shares were traded, all of our shares would eventually become indistinguishably commingled so that it would become impossible to distinguish if and to what extent a particular shareholder holds valid or invalid shares. As a consequence, after some time, all or substantially all of our shareholders would hold both valid and invalid shares. Although we cannot deny the possibility that certain shareholders could assert damage claims against us, we do not believe that this would cause damage to any of our shareholders because the proportionate stake of each shareholder would not be affected. Regardless of this, we are of the opinion that, even if the underlying resolution regarding conditional capital II were declared void by the German Supreme Court, the shares issued out of that capital would, regardless of the invalidity of the underlying resolution, have to be treated as validly issued in accordance with the German legal principles of de facto companies (faktische Gesellschaft). In addition, we intend to take all appropriate steps to cure the potential invalidity. These steps could include making an offer to all holders of invalid shares to exchange their invalid shares for valid ones issued out of a properly authorized capital. In any event, an action for declaration of nullity of the resolution regarding our conditional capital II would be time barred if brought after the lapse of the relevant statute of limitations, which statute will lapse within less than 18 months. Less than 8.0% of our current outstanding shares have been issued out of our conditional capital II.

Shares

  All shares issued by us have been issued in, or transformed into, bearer ordinary shares. The shares are freely transferable. Ownership of the shares will pass at the earliest upon delivery or, if such shares are deposited with a clearing system, in accordance with the rules of the relevant clearing system. The shares may be deposited with, and held through, Deutsche Borse Clearing AG, or DBC, the German clearing system based in Frankfurt am Main, Germany.

Notification Requirements

  Under the German Stock Corporation Act, any enterprise owning shares in a German stock corporation must promptly notify that corporation in writing if the aggregate number of shares held by it exceeds, or declines to, a threshold of 25 or 50 percent of the corporation's capital. For the purpose of this notice requirement, shares owned by an enterprise include shares owned by an enterprise it controls, directly or indirectly, as well as shares held by a person on behalf of any of such entities. If a shareholder fails to give this notice, and if such failure continues, that shareholder may not exercise any rights as a shareholder and is not entitled to receive dividends on such shares.

Shareholders' Meetings

  At our annual general shareholders' meeting, our shareholders resolve the allocation and distribution of profit, approve or disapprove the actions of the members of the management board and the supervisory board and appoint our auditors. The meeting takes place within the first eight months of our fiscal year, which runs from January 1 to December 31, and is called by the management board. Our shareholders also periodically elect the members of the supervisory board. Shareholder approval is required for important corporate measures, which include:

  .  capital increases and decreases;

  .  approval of stock options;

  .  issuance of bonds convertible into shares;

  .  bonds with warrants to purchase shares;

  .  profit participating bonds and profit participating rights;

  .  amendments to the articles of association; and

  .  mergers and similar transactions and the dissolution of our company.

  Special meetings may be called by the management board or the supervisory board or upon request of shareholders holding, individually or collectively, at least 5 percent of the nominal value of our capital stock. Shareholders holding in total at least 5 percent of our capital stock or shares in total nominal amount of at least DM 1,000,000 or (Euro)500,000 may require that modified or additional resolutions be proposed at the shareholders' meeting and that those resolutions be published prior to the meeting. Notices of shareholders' meetings are announced in the German Federal Gazette (Bundesanzeiger) one month prior to the meeting. The notice consists of the publication of the time and place of the meeting, the agenda and the conditions for participation of shareholders.

  The right to attend and vote at a shareholders' meeting is only accorded to those shareholders who deposit their shares or certificates of deposit of a bank serving as a depositary for such securities at least four working days, excluding Saturdays, with us, a German notary, a bank serving as a depositary for such securities (Wertpapiersammelbank) or at any other place of deposit specified in the notice of the meeting. Shares are also deemed to have been deposited if, with the consent of one of the depositees listed above, they are held for such depositee in a bank account and are blocked until the end of the shareholders' meeting. In order to exercise the right to attend and vote at the meeting, shareholders must provide us with appropriate documentation which evidences the deposit of their shares as described above at the meeting. Following a deposit of shares or the blocking of the account in which they are held, a holder of shares may still sell or otherwise dispose of his shares. In that event, any voting instructions a shareholder may have given with respect to such shares will be ignored. Shareholders may appoint proxies to represent them at shareholders' meetings.

  For information on the voting rights of holders of ADRs, please see "Description of American Depositary Shares."

Voting Rights

  Each share entitles its holder to one vote. Generally, shareholders are entitled to vote at shareholders' meetings in proportion to the number of shares held, and a simple majority of votes cast is sufficient to approve a measure unless a higher majority is required by German law or by the articles of association. The German Stock Corporation Act requires that certain significant resolutions be passed by a majority of at least three-quarters of the capital stock present or represented at the meeting at which the vote is taken. According to our articles of association, a simple majority of votes cast at the shareholders' meeting is sufficient to pass a shareholder resolution unless mandatory provisions of the German Stock Corporation Act provide otherwise. The mandatory provisions, according to which a resolution can only be passed by a majority of at least three quarters of the capital stock present or represented, are the following:

  .  share capital increases that exclude shareholders' preemptive rights;

  .  the creation of authorized or conditional capital;

  .  changes to the articles of association modifying corporate purpose;

  .  any decrease of capital;

  .  mergers and similar transactions;

  .  dissolution; and

  . company agreements (Unternehmensvertrage) like denomination or profit transfer agreements.

  The articles of association do not require higher majorities for any additional resolutions.

Dividends

  We have not declared or paid any cash dividends on our capital stock and do not intend to pay any cash dividends in the foreseeable future but plan to retain all earnings to finance our operations and expansion of our business. Future dividends may be proposed by the supervisory board and the management board in the general meeting of stockholders. Resolutions on the use of earnings are considered at the annual general meeting of stockholders taking place in the following fiscal year.

  For information concerning the receipt of dividends by holders of ADSs, please see "Description of American Depositary Shares."

Preemptive Rights

  Under the German Stock Corporation Act, a shareholder in a stock corporation has a preferential or preemptive right to subscribe for shares, debt instruments convertible into shares, or involving a profit participation, and to participation rights issued by the corporation in proportion to the shares held by that shareholder. Under the German Stock Corporation Act, this preferential right can be denied or limited only through a shareholders' resolution approved by a majority of three-quarters of the capital stock represented at a shareholders' meeting in person or by proxy. The resolution must specifically approve both the capital stock increase and the denial or limitation of the shareholders' preemption rights. Even with a three-quarters majority, the denial or limitation of preemptive rights is permissible only under limited circumstances, including when:

  .  the capital increase involves a contribution in cash
     (Barkapitalerhohung);

  . the capital increase does not exceed 10% of the corporation's capital (Grundkapital); and

  . the issue price does not fall significantly below the price of the corporation's shares on a stock exchange on which its shares are listed.

  Preemptive rights may be transferred by agreement and delivery of the coupon evidencing these rights. If the shares to which the preemptive rights relate are held in a clearing system, the rights may be transferred in accordance with the rules of such clearing system. Exercisable preemptive rights attaching to the shares would generally be traded on the Neuer Markt of the Frankfurt Stock Exchange for a limited number of days.

  Due to the restrictions on the offer and sale of securities in the United States under U.S. securities laws and regulations, we cannot assure you that any offer of new shares to existing shareholders on the basis of their preemptive rights will be made to U.S. holders of ADSs or shares. See "Description of American Depositary Shares."

No Stockholder Action by Written Consent and Special Meetings

  Any action requiring the approval of our shareholders may only be taken at a duly called ordinary or special meeting, and may not be effected by a written consent in lieu of such a meeting. This provision may have the effect of delaying votes on a shareholder proposal until the next general meeting, unless a special meeting is called by shareholders holding at least 5% of the nominal value of our capital stock.

Liquidation

  Apart from liquidation as a result of bankruptcy proceedings, our company may be liquidated only with a majority of four-fifths of the votes cast and three-quarters of the capital stock present or represented at a shareholders' meeting at which the vote is taken. In accordance with the German Stock Corporation Act, upon our liquidation, any liquidation proceeds remaining after paying off all of our liabilities would be distributed among shareholders in proportion to the total number of the shares held by each shareholder.

Purchase by Our Company of Our Own Shares

  Under the German Stock Corporation Act, a corporation may not purchase its own shares, subject to certain limited exceptions. The aggregate number of such shares repurchased by a German corporation may not in general exceed ten percent of its capital stock. At the shareholders' meeting held on June 27, 2000, we were authorized, until November 30, 2001, to purchase our own shares up to a maximum of 10% of our capital stock. We will publish details of relevant dealings in our own equity securities each year in our annual report.

Antitakeover Provisions

  To comply with the admission regulations of the Neuer Markt of the Frankfurt Stock Exchange, we have adopted the Takeover Code recommended by the Stock Exchange Expert Commission (Borsensachverstandigenkommission) at the German Federal Ministry of Finance. This Takeover Code, while not having the force of law, is nevertheless in practice complied with by all relevant market participants. These provisions, and the provisions of our articles of association, may have the effect of deterring hostile takeovers or delaying or preventing changes in our control or management, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests. See "Risk Factors--Certain antitakeover provisions under German law and in our articles of association may discourage takeover attempts."

Amendment of Articles of Association

  Resolutions seeking to amend the articles of association may be proposed either jointly by the supervisory board and the management board or by shareholders holding a total of at least 5% of our capital stock or shares in total nominal amount of at least DM 1 million or (Euro)500,000. Any such resolution must be passed by a majority of at least three-quarters of the nominal capital stock present or represented at the meeting at which the vote is taken.

Deliverability and Clearing

  The shares and ADSs being offered hereunder will initially be represented by one or more global share certificates deposited with Clearstream Banking AG. Several shares may be represented by one certificate. The form and content of the share certificates, the dividend coupons and the renewal coupons will be determined by the management board with the consent of the supervisory board.

  On          , 2000, the global share certificates representing the shares were deposited with Clearstream Banking AG, as share depositary. The shares are expected to be accepted for clearance through Clearstream Banking AG, the Euroclear System and Clearstream Banking, societe anonyme. The shares may be credited at the option of investors either to a German bank's Clearstream Banking AG account or to the accounts of participants with Euroclear or Clearstream Banking, societe anonyme. Our ADSs will be eligible for clearance through the facilities of The Depository Trust Company.

  The German securities identification number (WKN) of the shares is 622 700. The international securities identification number (ISIN) of the shares is DE 000 622 7002 and the ISIN of our ADSs is US 46069W 10 09. The common code of the shares is 008885109. The CUSIP number of our ADSs is 46069W 10 0.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Following this offering, we will have 87,280,940 ordinary shares outstanding, assuming no exercise of the over-allotment option and no exercise of outstanding options to purchase shares based on the shares outstanding as of June 30, 2000. The 3,350,000 ADSs sold in this offering, representing 1,675,000 shares, are freely tradable without restriction or further registration under the Securities Act of 1933, except that any shares held by our "affiliates", as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

  The remaining 85,855,940 ordinary shares are deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market in the United States only if they become registered or if they qualify for an exemption from registration under Rule 144, Rule 701 or Rule 904 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 701 and 904, 87,280,940 shares will be eligible for sale from time to time after the date of this prospectus.

  Prior to this offering, including our executive officers and members of our supervisory board and management board, holders of a total of approximately 26,408,235 shares will have entered into lock-up agreements generally providing that they will not, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of, or enter into any transaction, including any derivative transaction, having an economic effect similar to that of a sale of, any of our shares or any other of our securities which are substantially similar to our shares or which are convertible into or exchangeable for, or represent the right to receive, our shares or securities which are substantially similar to our shares for a period of 90 days after the date of this prospectus without the prior written consent of Credit Suisse First Boston Corporation. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provision of Rules 144, 144(k), 701 and 904, shares subject to lock-up agreements will not be eligible for sale until these lock-up agreements expire or are waived by Credit Suisse First Boston Corporation. See "Underwriting."

  In general, under Rule 144, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of

  . one percent of the then outstanding shares (approximately 865,655 shares immediately after this offering); or

  . the average weekly trading volume in the shares during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions.

  In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, an acquiror's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

  Rule 701 under the Securities Act provides that shares acquired pursuant to written plans, such as our equity incentive plans, may be resold by persons other than affiliates, beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period.

  Rule 904 of Regulation S under the Securities Act provides that shares owned by any person, other than persons deemed to be affiliates by virtue of their significant shareholdings in our company may be sold without registration outside the United States, provided the sale is accomplished in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, are made, subject to certain other conditions. In general, this means that the shares, including "restricted" shares and shares held by our directors and officers who do not own a significant percentage of the shares, may be sold without registration on the Neuer Markt of the Frankfurt Stock Exchange or otherwise outside the United States.

  Prior to this offering, our shares have been listed on the Neuer Markt of the Frankfurt Stock Exchange. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of shares in the public market, especially by affiliates, could adversely affect the market price of our shares and ADSs and could impair our future ability to raise capital through the sale of our equity securities.

  We have agreed, to the extent permitted by law, not to issue, sell or otherwise dispose of any shares during the 90-day period following the date of this prospectus and have agreed to neither announce nor effect any increase in capital during such period without the prior written consent of the global coordinator of this offering, except that we may issue shares and grant options under our equity incentive plans. See "Risk Factors--Future sale of shares of our shares may cause our share prices to decline."

                   DESCRIPTION OF AMERICAN DEPOSITARY SHARES

  Citibank, N.A. will act as the depositary bank for our ADSs. Citibank's depositary offices are located at 111 Wall Street, New York, New York 10005. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank AG, located at Neue Mainzer Strabe 75, 60311 Frankfurt am Main, Germany 4189211.

  We have appointed Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the Securities and Exchange Commission under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to registration number 333-11642 when retrieving your copy.

  We are providing you with a summary description of our ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

  Each ADS represents 1/2 of a share of INTERSHOP Communications AG on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

  If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those rights and obligations of the depositary bank. As an ADS holder, you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Germany, which may be different from the laws in the United States.

  As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the "holder."

Dividends and Distributions

  As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

  Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of our notice, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders.

  The conversion into U.S. dollars will take place only if practicable. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property, such as undistributed rights, held by the custodian in respect to securities on deposit.

Distributions of Ordinary Shares

  Whenever we make a distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

  The distribution of new ADSs or the modification of the ADS-to-share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

  No distribution of new ADSs will be made if it would violate a law, such as the U.S. securities laws, or if it is not reasonably practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the ordinary shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

  Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

  The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable holders to exercise those rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement, such as opinions to address the lawfulness of the transaction. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares directly rather than new ADSs.

  The depositary bank will not distribute the rights to you if:

  . we do not request that the rights be distributed to you or we ask that the rights not be distributed to you;

  .  we fail to deliver satisfactory documents to the depositary bank; or

  .  it is not reasonably practicable to distribute the rights.

  The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of that sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse, and you will realize no benefit from them.

Elective Distributions

  Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional ordinary shares, we will give prior notice to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practical.

  The depositary bank will make the election available to you only if it is reasonably practical and if we have provided the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

  If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Germany would receive for failing to make an election, as is more fully described in the deposit agreement.

Other Distributions

  Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish that distribution to be made to you. If so, we will assist the depositary bank in determining whether a distribution to holders is lawful and reasonably practicable.

  If it is reasonably practicable to distribute that property to you and if we provide the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner the bank reasonably deems practicable.

  The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay any taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

  The depositary bank will not distribute the property to you and will sell the property if:

  . we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

  .  we do not deliver satisfactory documents to the depositary bank; or

  . the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

  The proceeds of this type of sale will be distributed to holders as in the case of a cash distribution.

Redemption

  Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.

  The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADRs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as we and the depositary bank may determine.

Changes Affecting Ordinary Shares

  The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of the ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

  If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in those circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute that property to you, the depositary bank may sell that property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

  The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian.

  The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

  When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

  . the ordinary shares are duly authorized, validly issued, fully paid, nonassessable and legally obtained;

  . all preemptive and similar rights, if any, with respect to such shares have been validly waived or exercised;

  .  you are duly authorized to deposit the ordinary shares;

  . the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be "restricted securities," as defined in the deposit agreement; and

  . the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

  If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Withdrawal of Ordinary Shares upon Cancellation of ADSs

  As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the underlying ordinary shares at the custodian's offices. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, ADSs will not have any rights under the deposit agreement.

  If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

  You will have the right to withdraw the securities represented by your ADSs at any time except for:

  . temporary delays that may arise because the transfer books for the ordinary shares or ADSs are closed or ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends;

  .  obligations to pay fees, taxes and similar charges; or

  . restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

  The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

  As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in "Description of Capital Stock--Voting Rights."

  At our request, the depositary bank will mail to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

  If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

  Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

  As an ADS holder, you will be required to pay the following service fees to the depositary bank:

                              Service                                         Fees
                              -------                                         ----
Issuance of ADSs..................................................  Up to 5c per ADS issued
Cancellation of ADSs..............................................  Up to 5c per ADS issued
Exercise of rights to purchase additional ADSs....................  Up to 5c per ADS canceled
Distribution of cash dividend or ADSs pursuant to stock
 dividends (or other fee distribution of stock)...................  Up to 2c per ADS held
Distribution of cash upon sale of rights and other entitlements...  Up to 2c per ADS held

  As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

  . fees for the transfer and registration of ordinary shares, such as upon deposit and withdrawal of ordinary shares;

  .  expenses incurred for converting foreign currency into U.S. dollars;

  . expenses for cable, telex and fax transmissions and for delivery of securities; and

  . taxes and duties upon the transfer of securities, such as when shares are deposited or withdrawn from deposit.

  We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of those changes.

Amendments and Termination

  We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement, except in very limited circumstances enumerated in the deposit agreement.

  You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs, except as permitted by law.

  We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to holders at least 30 days before termination.

  Upon termination, the following will occur under the deposit agreement:

  . For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During this six months period the depositary bank will continue to collect all distributions or dividends received on the ordinary shares on deposit but will not distribute any property to you until you request the cancellation of your ADSs.

  . After the expiration of such six months period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from that sale and any other funds then held for holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for holders of ADSs still outstanding.

Books of Depositary

  The depositary bank will maintain ADS holder records at its depositary office. You may inspect those records at its office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to ADSs and the deposit agreement.

  The depositary bank will maintain records in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

  The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

  . We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith.

  . The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

  . The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or value of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice, provided we act without negligence or bad faith.

  . We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

  . We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

  . We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our articles of association or in any provisions of securities on deposit.

  . We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

  . We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

  . We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions

  The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the total size of pre-release transactions and imposes a number of conditions on such transactions, such as the need to receive collateral, the type of collateral required and the representations required from brokers. The depositary bank may retain any compensation earned as a result of engaging in the pre-release transactions.

Taxes

  You will be responsible for the taxes and other governmental charges payable on ADSs and the securities represented by ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

  The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

  Also see "German Taxation" and "Taxation of U.S. Investors."

Foreign Currency Conversion

  The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

  If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

  . convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

  . distribute the foreign currency to holders for whom the distribution is lawful and practical; and

  . hold the foreign currency, without liability for interest, for the applicable holders.

                            THE GERMAN EQUITY MARKET

The Frankfurt Stock Exchange and the Neuer Markt

  The Frankfurt Stock Exchange is the most significant of the eight German stock exchanges, handling 17,022 securities in 1998. In Germany, total turnover in equities grew by more than 40% in 1997, to DM 1.4 trillion, of which DM 1.2 trillion were attributed to the Frankfurt Stock Exchange. The Frankfurt Stock Exchange has become the second largest stock exchange in Europe and the fourth largest stock exchange in the world in terms of turnover, ranked after the New York Stock Exchange, The Nasdaq Stock Market's National Market and the London Stock Exchange.

  The Neuer Markt of the Frankfurt Stock Exchange is a trading segment that was launched in March 1997. It is designed for innovative, small to mid-size companies in high growth industries or in traditional industries that have an international orientation and that are willing to provide active investor relations. In 1998, the index of the Neuer Markt growth segment closed at 2,744.55 points, up 174% from 1997. Issuers are requested to provide investors on an ongoing basis with information such as annual and quarterly reports, including cash flow statements, and a corporate action timetable. This information is required to be submitted in English and German as well as in electronic form, thus enabling the stock exchange to disseminate corporate information via the Internet.

Trading on the Neuer Markt

  Trading of ordinary shares listed on the Neuer Markt takes place on the floor of the stock exchange, but is computer-aided. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets off of the Frankfurt Stock Exchange. Price formation is determined by open bid by state-appointed specialists (Amtliche Makler) who are themselves exchange members, but who do not, as a rule, deal with the public. Prices of currently traded securities are displayed continuously during trading hours. At the half-way point of each trading day, a single standard quotation is determined for all ordinary shares.

  The members' association of the Frankfurt Stock Exchange publishes a daily list of prices which contains the standard prices of all traded securities, as well as their highest and lowest quotations during the past year.

  Ordinary shares traded on the Neuer Markt can also be accepted for trading on a computer-aided system called Xetra. Trading on Xetra takes place on every business day between 9:00 a.m. and 8:00 p.m., Frankfurt time. Trading within the Xetra system is done by banks and securities dealers who have been admitted to trading on at least one of Germany's stock exchanges. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.

  Transactions on the Frankfurt Stock Exchange, including transactions within the Xetra system, are settled on the second business day following trading. Transactions for large volumes or involving foreign parties off of the Frankfurt Stock Exchange are generally also settled on the second business day following trading, unless the parties have agreed upon a different date. Following a recent amendment to the rules governing securities trading by German banks (Sonderbedingungen fur Wertpapiergeschafte), customer orders to buy or sell listed securities must be executed on a stock exchange, unless the customer instructs otherwise. Trading can be suspended by the Frankfurt Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is in the public interest.

  A specific feature of the Neuer Markt of the Frankfurt Stock Exchange is the introduction of the obligatory "Designated Sponsors," or market-maker, an entity admitted for trading at the Frankfurt Stock Exchange which provides additional liquidity by quoting prices for the buying and selling of ordinary shares on request. Each issuer on the Neuer Markt of the Frankfurt Stock Exchange has to nominate at least two Designated Sponsors which will not only ensure that there is sufficient liquidity for its ordinary shares, but also serve as consultants on all stock market related matters for the issuer. Neuer Markt equity listings are admitted to electronic trading through Xetra.

  Trading on German stock exchanges is regulated by, among others, the Federal Supervisory Office for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel).

  We will apply to list our ADSs on The Nasdaq Stock Market's National Market under the symbol "ISHP" and the ordinary shares are listed on the Neuer Markt of the Frankfurt Stock Exchange. Ordinary shares trade on the Neuer Markt under the symbol "ISH." The Neuer Markt is still a relatively new market. Accordingly, we cannot assure you that an active trading market for the ordinary shares will be maintained on the Neuer Markt or that the Neuer Markt will not experience problems in settlement or clearance as trading develops. Any such delays or problems could adversely affect the market price of the ordinary shares and in turn our ADSs. Persons proposing to trade the ordinary shares on the Neuer Markt should inform themselves about the potential costs of such trading.

                                GERMAN TAXATION

  The following is a summary of certain German tax provisions. It does not purport to comprise all the information that could be relevant to a decision to purchase Shares in the Offering. The summary is based on the tax provisions applicable in Germany at the time this prospectus is printed; these may be subject to amendments, possibly with retroactive effect. Apart from certain explanatory details the summary discusses only the corporation tax, income tax and dividend withholding tax as applied to dividends and capital gains, as well as the inheritance and gift tax, and is limited to certain aspects of these types of taxes. This summary does not deal with the individual tax circumstances of a particular shareholder. In particular, this discussion does not comprehensively treat the tax considerations that will be relevant to U.S. investors; see "Taxation of U.S. Investors". Any person who is in doubt as to his tax position is urged to consult his tax advisor.

  Before explaining the German taxation of shareholders, the taxation of the Company shall be briefly surveyed.

Taxation of the Company

  In principle, German corporations are subject to a corporation tax on retained profits at a rate of 40% and on distributed profits at a rate of 30%. Dividends received by the corporation from foreign subsidiaries and profits from foreign permanent establishments may be exempt from the German corporation tax in whole or in part. At present, a solidarity surcharge (Solidaritatszuschlag) of 5.5% is levied on the German corporation tax. For distributed profits earned in or after 1999, the effective tax rate for the corporation tax and solidarity surcharge is 31.94%. The effective tax rate is higher than the combined total nominal tax burden of 31.65% (30% plus 5.5% thereon), since the solidarity surcharge is not a tax-deductible item and is, therefore, subject to the corporation tax and not directly included in the corporation tax credit system (see "Taxation of Dividends").

  Moreover, German corporations are subject to a profit-related trade tax on income that, depending on the municipality in which the corporation maintains its permanent establishment(s), generally ranges from 15% to 21% of the trade taxable base. In computing the corporation tax of a corporation, the trade tax on income is deductible as a business expense.

Taxation of Dividends

  In principle, dividends paid to shareholders resident in Germany are subject to income or corporation tax in the hands of these shareholders. Under certain circumstances, exceptions apply to dividend payments from tax-exempt foreign earnings to shareholders who are subject to corporation tax and have their seat or place of management in Germany or that are deemed repayments of capital for tax purposes. The tax is calculated at regular tax rates. However, dividend payments to individuals are tax-free to the extent that such payments, together with other investment income, do not exceed an annual exemption amount of DM 3,100 (DM 6,200 in case of a married couple filing jointly). A solidarity surcharge, currently of 5.5%, is levied on the shareholder's assessed income or corporation tax liability.

  Generally, shareholders resident in Germany are entitled to a credit of the corporation tax paid by the corporation amounting to three sevenths of the declared dividend. This tax credit reduces the shareholder's income or corporation tax burden. The tax credit also reduces the basis of the solidarity surcharge that is levied on the shareholder's income or corporation tax at a rate of 5.5%. Shareholders not resident in Germany are not entitled to such tax credit. Persons resident in Germany are also not entitled to the tax credit in certain cases, e.g., to the extent that profits are distributed that are tax-exempt at the corporate level by virtue of a double taxation convention or to the extent that the dividend is deemed a repayment of capital for tax purposes.

  In addition to the corporation tax, dividends paid by a German corporation are subject to a withholding tax of 25% of the declared dividend plus a solidarity surcharge of 5.5% thereon, i.e. 1.375% of the dividend. The withholding tax and the solidarity surcharge thereon will be credited against the income or corporation tax liability of a shareholder resident in Germany, or refunded to him so that they have the effect of a tax prepayment. Shareholders resident in Germany who have furnished their custodian bank with a certificate stating that they do not need to a file tax return (Nicht-Veranlagungsbescheinigung), which is issued by the tax office of their statutory seat or domicile, will receive the dividend without deduction of withholding tax and the solidarity surcharge, plus a cash payment equal to the creditable corporation tax. The same applies if a withholding certificate (Freistellungsauftrag) has been filed with the custodian bank, but only to the extent that the exemption amount shown on its face has not yet been exhausted. Subject to certain requirements, the custodian bank may pay dividends to a tax-exempt organization without deduction of withholding tax or the solidarity surcharge, provided it is furnished with appropriate documentation (Nicht-Veranlagungsbescheinigung); however, in this case, no credit for or refund of the corporation tax is available.

  For shareholders resident in Germany who have not provided their custodian bank with a Nicht-Veranlagungsbescheinigung or who have already exhausted the exemption amount shown on their withholding certificate, the corporation tax levied on the corporation is neutralized under the corporation tax credit system, i.e. the dividend income will be taxed at the shareholder's individual income or corporation tax rate. For this purpose the shareholder will be taxed on the basis of a gross dividend (declared dividend plus corporation tax credit). A shareholder resident in Germany will receive 51.54% of the gross dividend in cash and tax credits equal to 48.46% of the gross dividend (17.5% as tax credit for dividend withholding tax (plus 0.96% tax credit for the solidarity surcharge thereon) and 30% as a tax credit for the corporation tax paid by the corporation). If the shareholder's applicable income or corporation tax rate (plus solidarity surcharge) on the gross dividend is less than the tax credit of 48.46%, the excess tax credit will be refunded to him. If the personal income or corporation tax rate is higher, additional income tax or corporation tax plus solidarity surcharge will be levied from the shareholder.

  Individuals resident in Germany whose shares form part of the assets of a trade or business and corporations and partnerships conducting a trade or commercial business are subject to a trade tax on income on the gross dividend received if their shareholding is less than one tenth of the issued share capital of the corporation at the beginning of the calendar year. In general, the trade tax rate is 15% to 21%, depending on the local multiplier of the municipalities in which the shareholder maintains permanent establishment(s). The trade tax is a deductible expense for income and corporation tax purposes.

  Under the provisions of a double taxation convention applicable to the particular case, the German withholding tax rate on a dividend paid by a corporation resident in Germany to a nonresident shareholder may be reduced. As a rule, a shareholder entitled to a reduced withholding tax rate under a double taxation convention must, however, apply to the German tax authorities for a refund of the amount by which the dividend withholding tax and solidarity surcharge thereon exceed the amount which may be levied in accordance with the double taxation convention. Only if further prerequisites are met may the corporation initially apply a reduced withholding tax rate.

  In certain cases, the dividend withholding tax may be reduced to zero. Essentially, this applies if the shareholder is a corporation resident not in Germany but in another Member State of the European Union and if certain further requirements are met.

  If the Shares form part of the assets of a fixed base or permanent establishment in Germany of a shareholder who is not a resident of Germany, such shareholder will be taxed similarly to a shareholder resident in Germany whose shares form part of the assets of a trade or business. In principle, this shareholder may credit taxes against his final tax liability in the same manner as a shareholder resident in Germany. Trade tax on income will be imposed under the same circumstances and at the same rates as applicable to shareholders resident in Germany. If the shareholder is an individual, profits derived from a fixed base or permanent establishment in Germany are subject to income tax at the rate applicable to such shareholder.

  The tax rate for shareholders not resident in Germany and subject to corporation tax amounts to 40% (plus 5.5% solidarity surcharge thereon) if the shares form part of the assets of a permanent establishment in

Germany. To the extent that the tax credits exceed the corporation tax plus the solidarity surcharge due on the profit of the permanent establishment, any excess amount will be refunded. No withholding tax will be levied on the German permanent establishment's transfer of a dividend received to the corporation's foreign head office.

Taxation of Capital Gains

  A shareholder resident in Germany is subject to taxation in Germany on capital gains from the disposition of Shares if the disposition is made within one year of the acquisition of the Shares.

  Irrespective of whether the shareholder is resident in Germany, under its domestic tax law Germany taxes capital gains from the disposition of Shares, if the shareholder at any time during the five years preceding the disposition held, directly or indirectly, at least 10% of the corporation's issued share capital. If the shareholder acquired the shares without consideration during the five years preceding the disposition, the capital gains is also subject to tax if the shareholder's predecessor in title (or one of the predecessors, if several successive transfers without consideration took place) held at least 10% of the corporation's issued share capital at any time during the five years preceding the disposition. If the shares are disposed of more than one year after their acquisition, upon request a capital gain will be subject to tax at a reduced rate, determined by the tax rate applicable to the first fifth of the capital gain but taking into account the tax rate applicable to other income of the taxpayer. Many double taxation conventions entered into by Germany exempt nonresident shareholders from German income or corporation tax on capital gains from the disposition of shares, unless the shares form part of the assets of a permanent establishment or a fixed base in Germany.

  However, a shareholder resident in Germany is always taxed on capital gains in Germany, irrespective of the holding period and the size of his shareholding, if the shares form part of the assets of a trade or business. This applies accordingly to shareholders who are not resident in Germany, if the shares form part of the assets of a permanent establishment or a fixed base in Germany.

Inheritance and Gift Tax

  According to German tax law, the transfer of Shares at death or by way of gift is generally subject to German inheritance and gift tax, if:

    (i) the Shares form part of the assets of a trade of business of the decedent or donor for which a permanent establishment is maintained or a permanent representative has been appointed in Germany;

    (ii) the decedent or donor, or the heir at the time of the death or the other acquirer at the time of the gift, has his domicile or habitual abode in Germany, or is a German national not resident in Germany who has not resided continuously abroad for more than five years; or

    (iii) the decedent or donor, alone or together with related parties directly or indirectly, held at least one tenth of the issued share capital of a joint stock corporation having its statutory seat or place of management in Germany.

  The few double taxation conventions on inheritance and gift tax currently in force (e.g., the convention entered into with the United States) usually provide that the German inheritance and gift tax may only be levied in cases of
(i) and, subject to certain restrictions, (ii).

Other German Taxes

  The sale or transfer of shares is not subject to a transfer tax, stamp duty or similar tax in Germany. At present, net worth tax and trade tax on capital are not levied. The unification or transfer of 95% or more of the Shares may trigger land transfer tax.

Reform of Corporate Taxation

  The German Federal Parliament (Bundestag) and the German Federal Council (Bundesrat) passed a bill to reduce the tax rates and to reform the taxation of enterprises (Steuersenkungsgesetz--StSenkG). The amendments will in parts become effective already as of January 1, 2001, and in other parts in the following years. In case of fiscal years deviating from calendar year and in case of non-German corporations special rules about the applicability apply. Among other things, the changes include the following:

  . The corporation tax credit system will be abolished within a transitional period. As a result, at the shareholder's level a credit of the corporation tax paid by the company will no longer be granted.

  . Retained and distributed profits of a corporation will be taxed at a uniform corporation tax rate of 25%.

  .  The withholding tax rate on dividends will be reduced to 20%.

  . The marginal income tax rate for individuals will be reduced to 48.5% from the calendar year 2001 on, to 47% from the calendar year 2003 on and to 43% from 2005 on. The Governement of the Federal Republic of Germany released a draft bill, that contains a further reduction of the marginal income tax rate to 42% from 2005 on.

  . For shareholders resident in Germany, who are not subject to corporation tax, the so-called "half-income" method (Halbeinkunfteverfahren) will apply in principle as of January 1, 2002. Thereby, only half of any dividend payments received will be subject to income tax. However, only half of the expenses related to such investments are deductible.

  . As of January 1, 2002 dividend payments made to a shareholder domiciled in Germany and subject to corporation tax or to a corporate shareholder not resident in Germany which holds the Shares in the assets of a permanent establishment in Germany, will be tax exempt. However, 5% of the dividends paid by a foreign company are subject to German corporation tax.

  . As of January 1, 2002, capital gains from a disposal of Shares by an individual will be subject to tax even after the expiration of a one-year holding period, if such a shareholder directly or indirectly held shares representing an interest in the corporation's share capital of at least 1% at any time within the last five years. For taxable capital gains of a shareholder not subject to corporation tax the "half-income" method will also apply. For a shareholder domiciled in Germany and subject to corporation tax, or for a corporate shareholder not domiciled in Germany which holds the Shares as assets of a permanent establishment in Germany, capital gains will only be tax-exempt after a minimum holding period of one year.

                           TAXATION OF U.S. INVESTORS

General

  The following is a summary of material U.S. and German tax considerations relating to the ownership and disposition of ordinary shares or ADSs by U.S. Holders, which we define below. As discussed below, our discussion does not purport to be comprehensive, but we have provided a materially complete description of the tax considerations which may be relevant to the ownership and disposition of ordinary shares or ADSs by U.S. Holders. The discussion is based on tax laws of the United States and Germany as in effect on the date hereof, including the Convention Between the United States of America and The Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital and to Certain other Taxes, which we refer to as the Income Tax Treaty, and the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with Respect to Taxes on Estates, Inheritances, and Gifts, which we refer to as the Estate Tax Treaty. These laws are subject to change, possibly with retroactive effect.

  In general, a "U.S. Holder" is any beneficial owner of shares or ADSs:

  . who is a resident of the United States for the purposes of the Income Tax Treaty;

  . who is not also a resident of the Federal Republic of Germany for the purposes of the Income Tax Treaty;

  .  who owns the shares or ADSs as capital assets;

  .  who owns, directly or indirectly, less than 10% of the voting stock;

  . who does not hold shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services; and

  . who is entitled to benefits under the Income Tax Treaty with respect to income and gain derived in connection with the shares or ADSs.

  The discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to the ownership and disposition of shares or ADSs, and, in particular, it does not address United States federal taxes other than income tax and German taxes other than income tax, gift and inheritance taxes and capital tax. Moreover, the discussion does not consider any specific facts or circumstances that may apply to a particular U.S. Holder. Some U.S. Holders including tax-exempt entities, certain insurance companies, traders in securities that elect to mark to market, investors that actually or constructively own 10% or more of the voting shares, holders subject to the alternative minimum tax, securities broker-dealers and certain other financial institutions, holders who hold the shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar, may be subject to special rules. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local, German and other tax consequences of owning and disposing of shares or ADSs. In particular, prospective investors are urged to consult their tax advisers to confirm their status as U.S. Holders and the consequences to them if they do not so qualify.

  In general, for United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the shares represented by such ADSs. Unless the context otherwise requires, all references in this section to "shares" are deemed to refer likewise to ADSs representing an ownership interest in shares.

Taxation of Dividends

  For United States federal income tax purposes, U.S. Holders must include in income, as foreign source ordinary income, the gross amount of any dividend by us, as determined before reduction for German withholding taxes to the extent paid or deemed paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. As discussed in more detail below, the amount of the dividend shall include, where applicable, the German tax credit-related refund, under the Income Tax Treaty, equal to 5% of the gross amount of the dividend which is treated for United States federal income tax purposes as a distribution equal to 5.88% of the gross amount of the dividend actually paid.

  Dividends paid in Deutsche marks to a U.S. Holder of shares will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends, including the deemed refund of German corporate tax, are received by the U.S. Holder or, in the case of ADSs, by the depositary bank. If dividends paid in Deutsche marks are converted into U.S. dollars on the date received, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations, during the period from the date the dividend payment is includible in income to the date that payment is converted into U.S. dollars, will be treated as ordinary income or loss. Such gain or loss will generally be considered income from sources within the United States for foreign tax credit limitation purposes.

  U.S. Holders may be eligible for a United States foreign tax credit for certain German income taxes paid on these dividends. U.S. Holders should be aware that under no circumstances will a United States foreign tax credit be available in respect of any portion of a foreign tax which the U.S. Holder is entitled to have refunded, whether pursuant to the terms of a tax treaty or foreign law. For foreign tax credit limitation purposes, dividends paid by us will be considered income from sources outside the United States, but generally will be treated separately, together with other items of "passive income," or in the case of certain holders "financial services income." Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations.

  Under German law, German corporations (as described in "German Taxation-- Taxation of Dividends") generally are required to withhold tax on dividends in a total amount equal to 26.375% of the gross amount paid to resident and nonresident shareholders, consisting of a 25% withholding tax plus a 1.375% surtax. A partial refund of this withholding tax can be obtained by U.S. Holders under the Income Tax Treaty.

  In the case of a U.S. Holder, the German withholding tax is partially refunded under the Income Tax Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual shareholders with a tax credit for corporate taxes on dividends paid by German corporations, the Income Tax Treaty provides that U.S. Holders are entitled to a further refund equal to 5% of the gross amount of the dividend. For United States federal income tax purposes, the benefit resulting from this refund is treated as a dividend received by the U.S. Holder with respect to German corporate taxes equal to 5.88% of the gross amount of the dividend actually paid, subject to a 15% German withholding tax equal to 0.88% of the dividend actually paid, that is, 15% of 5.88%.

  Thus, for each $100 of gross dividend paid by us to a U.S. Holder, such holder will initially receive $73.625, that is, $100 less 26.375% withholding tax. The dividend after partial refund of the withholding tax under the Income Tax Treaty will be subject to a German withholding tax of $15. If the U.S. Holder also applies for the additional 5% refund, German withholding tax is effectively reduced to $10. The cash received per $100 of gross dividend therefore is $90. For United States federal income tax purposes, the U.S. Holder will be treated as having received a total dividend of $105.88, to the extent such amount is paid out of our current and accumulated earnings and profits as determined for United States federal income tax purposes, consisting of the $100 gross dividend and the deemed refund of German corporate tax of $5.88. The notional $105.88 dividend is deemed to have been subject to German withholding tax of $15.88. Thus, for each $100 of gross dividend, the U.S. Holder will include $105.88 in gross income and will be entitled to a foreign tax credit of $15.88, subject to the general limitations of United States federal income tax law.

  Effective January 1, 1998, a 5.5% surtax on the German withholding tax is levied on dividend distributions paid by a German resident company. The surtax amounts to 1.375%, that is, 5.5% x 25% of the gross dividend amount. Since the Income Tax Treaty limits the maximum amount the German withholding tax, U.S. Holders are entitled to a full refund of this surtax.

German Refund Procedures

  In the case of U.S. Holders of ADSs, Citibank, which is the depositary bank, and we will perform, on behalf of such U.S. Holders, certain administrative functions necessary to obtain the 5% refund, the refund of the German withholding tax in excess of 15%, and the refund of the 5.5% German surtax when applicable. The following procedure is currently permitted by the German tax authorities but that permission may be revoked, or the procedure may be amended, at any time in the future.

  In order to utilize this procedure, the U.S. Holder will be required to submit the following items to Citibank, the depositary bank:

  . a certification of their last filed U.S. federal income tax return from the Internal Revenue Service on IRS Form 6166; and

  . a complete and signed form, which will be provided to the U.S. Holder by the depositary bank, stating basic information required for us to file the German claim for refund form on behalf of the U.S. Holder authorizing us to perform these procedures and agreeing that the German tax authorities may inform the Internal Revenue Service of any refunds of German taxes.

  The depositary bank will provide the U.S. Holder with an unsigned request for an IRS Form 6166 which the U.S. Holder will be required to file with the Internal Revenue Service at the address specified below to obtain the Form 6166. The issued Form 6166 will be valid for a period of three years from the date of the last filed return to which it relates.

  The depositary bank will act on the signed authorization and receipt of IRS Form 6166 prepare and file, on behalf of U.S. Holders, the German claim for refund tax with the German tax authorities. The German tax authorities will issue the refunds which will be denominated in Deutsche marks in the name of the depositary bank which will convert the refunds into U.S. dollars and issue corresponding checks to the U.S. Holders.

  The claim for refunds must be submitted within four years of the end of the calendar year in which the dividend is received. The depositary bank and we anticipate filing the claims for refunds within a reasonable time after receipt of the necessary documentation. U.S. Holders are urged to return the necessary documentation to the depositary bank in a timely fashion.

  U.S. Holders holding ADRs registered with brokers participating in the Depositary Trust Company will not be able to utilize this procedure because brokers use the Quick Conditional Refund process.

  In order to obtain the five percent tax credit-related refund, the refund of the German withholding tax in excess of 15%, and the refund of the 5.5% German surtax, U.S. Holders of shares must submit the following items directly to the German tax authorities:

  .  a claim for refund;

  . the original bank voucher, or certified copy, issued by the paying entity documenting the tax withheld; and

  .  an IRS Form 6166.

  Refund claims will be made by Citibank on a special refund claim form, which must be filed with the German tax authorities at the following address:
Bundesamt fur Finanzen, FriedhofstraBe 1, D-53225 Bonn, Germany. The refund claim forms may be obtained from the German tax authorities at the same address where the applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

  U.S. Holders may obtain a Form 6166, which is a certification of the U.S. Holder's last filed United States federal income tax return, by filing a request with the office of the Director of the Internal Revenue Service Center at the following address: Internal Revenue Service Center, Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the U.S. Holder's name, social security number or employer identification number, tax return form number, and tax period for which such certification is requested. The Internal Revenue Service will send IRS Form 6166 directly to the U.S. Holder.

  Refunds under the Income Tax Treaty are not available for shares held by a U.S. Holder in connection with a permanent establishment or fixed base in Germany.

Taxation of Capital Gains

  German Taxation. Under the Income Tax Treaty, a U.S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of shares, unless the shares are held in connection with a permanent establishment or fixed base in Germany.

  United States Federal Income Taxation. Upon a sale or other disposition of shares, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis, determined in U.S. dollars, in the shares. Such gain or loss will generally be capital gain or loss. In the case of certain non-corporate U.S. Holders, including individuals, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. In addition, any gain or loss realized by a U.S. Holder on the sale or other disposition of shares will generally be treated as U.S. source gain.

Passive Foreign Investment Company Status

  We believe that we are not a passive foreign investment company, which we refer to as a PFIC, for U.S. federal income tax purposes and do not expect to become a PFIC in the year that includes this offering or in future years. However, because this conclusion is a factual determination made annually and because there are uncertainties in the application of the relevant rules, we cannot assure you that we will not be considered to be a PFIC for any fiscal year. In general, a non-U.S. corporation will be classified as a PFIC if either
(i) at least 75% of its gross income for a taxable year is passive income or
(ii) if the average quarterly value of assets held by it during a taxable year which produce or are held for the production of passive income represents at least 50% of the value of all of its assets. For this purpose, the corporation must take into account a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

  If we were a PFIC, a U.S. Holder would generally be subject to special rules with respect to (a) any gain realized on the sale or other disposition of the shares and (b) any "excess distribution" by us to the U.S. Holder. An excess distribution generally consists of distributions to the U.S. Holder on the shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or during the U.S. Holder's holding period for the shares, if shorter. Under these rules:

  . the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the shares;

  . the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

  . the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and

  . the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

  In certain circumstances, a U.S. Holder, in lieu of being subject to the passive foreign investment company rules discussed above, may make an election to include gain on the stock of a passive foreign investment company as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to a U.S. Holder since the ADSs will be listed on the Nasdaq National Market, which constitutes a qualified exchange as designated in the Code. There can be no assurances, however, that the ADSs will be "regularly traded" on such exchange. It is intended that only the ADSs will be listed on the Nasdaq National Market. The ordinary shares are listed on the Neuer Markt of the Frankfurt Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the shares will be "regularly traded" for purposes of the mark-to-market election.

  If a U.S. Holder makes an effective mark-to-market election, the U.S. Holder will recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company shares or ADSs and the U.S. Holder's adjusted tax basis in such shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. A U.S. Holder's adjusted tax basis in passive foreign investment company shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.

  If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a national securities exchange or the Internal Revenue Service consents to the revocation of the election. A mark-to-market election is subject to complex and specific rules and requirements, and U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election and whether making the election would be advisable in their particular circumstances.

  If we were a PFIC, a U.S. Holder would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to shares and any gain realized on the disposition of shares.

Gift, Estate and Inheritance Taxes

  The Estate Tax Treaty provides that an individual whose domicile is determined to be in the United States for purposes of the treaty will not be subject to German inheritance and gift tax, or the equivalent of the United States federal estate and gift tax, on the individual's death or making of a gift unless the shares are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

  The Estate Tax Treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid to Germany, subject to certain limitations, in a case where the shares are subject to both German inheritance or gift tax and United States federal estate or gift tax.

Other German Taxes

  There are no German transfer, stamp or other similar taxes that would apply to U.S. Holders who purchase or sell shares.

U.S. Information Reporting and Backup Withholding

  Dividend payments on the shares and proceeds from the sale, exchange or redemption of shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9, entitled Request for Taxpayer Identification Number and Certification, in the case of U.S. persons and on IRS Form W-8 BEN, entitled Certificate of Foreign Status, in the case of non-U.S. persons. Finalized U.S. Department of Treasury regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply unless the holder provides the information described above.

  Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders of shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

                     LIMITATIONS AFFECTING SECURITY HOLDERS

  At the current time, Germany does not restrict the export or import of capital, except for investments in Iraq and Libya in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany if such payment exceeds DM 5,000 (or the equivalent in a foreign currency). In addition, German residents must report any claims against or any liabilities payable to nonresidents if such claims or liabilities, in the aggregate, exceed DM 3 million (or the equivalent in a foreign currency) during any one month. German residents must also report any direct investment outside Germany if such investment exceeds DM 100,000.

  There are no limitations on the right of non-resident or foreign owners to hold or vote our shares or ADSs imposed by German law or the articles of association.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an underwriting
agreement dated      , 2000, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, the following respective number of ADSs:

                                                                        Number
Underwriter                                                             of ADSs
-----------                                                            ---------
Credit Suisse First Boston Corporation................................
Chase Securities Inc..................................................
U.S. Bancorp Piper Jaffray Inc........................................
                                                                       ---------
  Total............................................................... 3,350,000
                                                                       =========

  Investors may request delivery in the form of ordinary shares rather than ADSs.

  The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of ADSs may be terminated.

  We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 500,000 additional ADSs from us at the public offering price less the underwriting discounts and commissions. This option may be exercised only to cover any over-allotments of ADSs.

  The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that
price less a concession of $   per ADS. The underwriters and selling group
members may allow a discount of $   per ADS on sales to other broker/dealers.
After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

  The following table summarizes the compensation and estimated expenses we will pay.

                                     Per ADS                         Total
                          ------------------------------ -----------------------------
                             Without          With          Without          With
                          Over-allotment Over-allotment  Over-allotment Over-allotment
                          -------------- --------------- -------------- --------------
Underwriting Discounts
 and Commissions paid
 by us..................       $                              $              $
Expenses payable by us..       $                              $              $

  The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

  We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

  Members of our supervisory board and management board, our executive officers and a security holder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such aforementioned transaction is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

  The underwriters have reserved for sale, at the initial public offering price up to 250,000 ADSs for employees, directors and other persons associated with us who have expressed an interest in purchasing securities in the offering. The number of ADSs available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

  We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

  Our ordinary bearer shares are listed on the Neuer Markt of the Frankfurt Stock Exchange under the symbol ISH. The ADSs have been approved for listing on The Nasdaq Stock Market's National Market under the symbol "ISHP".

  In connection with the offering the underwriters my engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

  . Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of ADSs until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may gave the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market, the Neuer Marks of the Frankfurt Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

  A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

                       NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

  The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Purchasers

  By purchasing ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

  . the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws,

  . where required by law, that the purchaser is purchasing as principal and not as agent, and

  .  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

  A purchaser of ADSs to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any ADSs acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for ADSs acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

  Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

  The validity of our shares and ADSs will be passed upon for us by Shearman & Sterling, San Francisco, California, our United States counsel, and Haarmann, Hemmelrath & Partner, our German counsel. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Palo Alto, California, United States counsel, and Oppenhof Raedler, German counsel.

                                    EXPERTS

  The audited financial statements included in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  We have filed with the Commission a registration statement on Form F-1 under the Securities Act with respect to the securities offered in this offering. This prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the registration statement. Statements contained in this prospectus concerning the contents of any contract or other document filed as an exhibit to the registration statement are materially complete but, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, and each such statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions.

  Prior to this offering, we were not subject to the periodic reporting requirements of the Securities Exchange Act. As a result of this offering, we will become subject to those requirements and in accordance therewith will be required to file reports and other information with the Commission. Reports and other information filed with the Commission, including copies of the registration statement, may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of Commission located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2551 and Room 1300, 7 World Trade Center, New York, New York 10048. Copies of these materials at prescribed rates will also be available by mail from the public reference branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

  As a foreign private issuer, we are exempt under the Securities Exchange Act from, among other things, the rules governing the furnishing and content of proxy statements adopted under Section 14 of the Securities Exchange Act and the short-swing profit recovery provisions set forth in Section 16 of the Securities Exchange Act.

  We will furnish Citibank, the depositary for our ADSs, with annual reports in English, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We will also furnish to Citibank in English all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. Citibank will make those notices, reports and communications available to holders of ADSs in the manner we request and will mail to all record holders of ADSs a notice containing a summary of the information contained in any notice of a shareholders' meeting received by Citibank.
See "Description of American Depositary Shares."

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

                   Index to Consolidated Financial Statements

                                                                          Page
                                                                          ----
Report of Independent Public Accountants................................. F-2

Consolidated Balance Sheets.............................................. F-3

Consolidated Statements of Operations.................................... F-4

Consolidated Statements of Convertible Redeemable Preferred Stock and
 Shareholders' Equity.................................................... F-5

Consolidated Statements of Cash Flows.................................... F-6

Notes to Consolidated Financial Statements............................... F-7

                    Report of Independent Public Accountants

  To INTERSHOP Communications Aktiengesellschaft:

  We have audited the accompanying balance sheets of INTERSHOP Communications Aktiengesellschaft (a German corporation) and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations (as restated--see Note 2), shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTERSHOP Communications Aktiengesellschaft and subsidiaries as of December 31, 1998 and 1999, and the results of their operations (as restated--see Note 2) and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                     ARTHUR ANDERSEN
                                     Wirtschaftsprufungsgesellschaft
                                     Steuerberatungsgesellschaft mbH

                                     Nendza              Bolash
                                     Wirtschaftsprufer   Certified Public
                                                         Accountant

Hamburg, September 26, 2000

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

                          Consolidated Balance Sheets

               (in thousands, except share and per share amounts)

                                                  As of
                                              December 31,     As of June 30,
                                             ----------------  ----------------
                                              1998     1999     2000     2000
                                             -------  -------  -------  -------
                                             (Euro)   (Euro)   (Euro)     US$
                                                                 (unaudited)
CURRENT ASSETS
Cash and cash equivalents..................   34,185   12,065   18,054   17,151
Restricted cash............................      114    1,437    1,507    1,431
Trade receivables, net of allowances for
 doubtful accounts of (Euro)443,
 (Euro)1,614, (Euro)2,250 and US$2,138,
 respectively..............................    5,886   23,333   38,170   36,261
Prepaid expenses and other current assets..    2,542    3,870   16,366   15,549
                                             -------  -------  -------  -------
  Total current assets.....................   42,727   40,705   74,097   70,392
PROPERTY AND EQUIPMENT, net................    3,667    5,610   13,475   12,802
INVESTMENTS................................      512    6,222    2,702    2,567
OTHER ASSETS...............................      315    1,252    1,518    1,442
                                             -------  -------  -------  -------
  Total assets.............................   47,221   53,789   91,792   87,203
                                             =======  =======  =======  =======

CURRENT LIABILITIES
Current portion of capital lease
 obligation................................       25       33      --       --
Notes payable to shareholders..............      --     7,000   16,759   15,921
Accounts payable...........................    2,710    5,149    9,053    8,600
Accrued liabilities........................    3,224    9,960   22,930   21,784
Deferred revenue...........................    5,059    8,543   10,780   10,241
                                             -------  -------  -------  -------
  Total current liabilities................   11,018   30,685   59,522   56,546
NOTES PAYABLE TO SHAREHOLDERS AND CAPITAL
 LEASE OBLIGATIONS.........................      230       20       20       19
DEFERRED REVENUE...........................    1,748      220       53       50
                                             -------  -------  -------  -------
  Total liabilities........................   12,996   30,925   59,595   56,615
                                             -------  -------  -------  -------

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS' EQUITY
Common stock, stated value (Euro)1--
 authorized: 154,187,975 shares;
 outstanding: 77,924,505, 84,390,520 and
 85,355,940 shares at December 31, 1998 and
 1999 and June 30, 2000, respectively......   13,281   16,878   85,356   81,088
Paid-in capital............................   50,225   48,169      --       --
Notes receivable from shareholders.........   (1,428)    (141)     --       --
Deferred compensation......................     (799)    (273)    (131)    (124)
Accumulated deficit........................  (27,017) (45,406) (53,618) (50,937)
Accumulated other comprehensive income
 (loss)....................................      (37)   3,637      590      561
                                             -------  -------  -------  -------
  Total shareholders' equity ..............   34,225   22,864   32,197   30,588
                                             -------  -------  -------  -------
  Total liabilities and shareholders'
   equity..................................   47,221   53,789   91,792   87,203
                                             =======  =======  =======  =======

 The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks into euros using the exchange rate as of January 1, 1999.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

                     Consolidated Statements of Operations

                    (in thousands, except per share amounts)

                         (As restated--see Note 2)

                                                                    For the Six Months
                           For the Year Ended December 31,            Ended June 30,
                          ------------------------------------- ----------------------------
                           1997    1998     1999       1999      1999       2000      2000
                          ------  -------  -------  ----------- -------  ----------- -------
                          (Euro)  (Euro)   (Euro)       US$     (Euro)     (Euro)      US$
                                                    (unaudited)          (unaudited)
Revenues:
 Licenses...............   2,947   11,295   29,534     28,057    10,515     39,950    37,952
 Services, maintenance
  and other revenues....   2,088    6,577   16,732     15,896     5,954     17,591    16,712
                          ------  -------  -------    -------   -------    -------   -------
  Total revenues........   5,035   17,872   46,266     43,953    16,469     57,541    54,664
                          ------  -------  -------    -------   -------    -------   -------
Cost of revenues:
 Licenses...............     442    1,742    4,786      4,547     1,346      3,280     3,116
 Services, maintenance
  and other revenues....   2,245    3,766    8,465      8,041     3,305     14,207    13,497
                          ------  -------  -------    -------   -------    -------   -------
  Total cost of
   revenues.............   2,687    5,508   13,251     12,588     4,651     17,487    16,613
                          ------  -------  -------    -------   -------    -------   -------
Gross profit............   2,348   12,364   33,015     31,365    11,818     40,054    38,051
                          ------  -------  -------    -------   -------    -------   -------
Operating expenses:
 Research and
  development...........   1,006    4,368    7,115      6,759     2,979      3,534     3,358
 Sales and marketing....   4,705   18,368   34,771     33,032    12,447     25,318    24,052
 General and
  administrative........   3,454    6,729   11,206     10,647     4,943      9,343     8,875
 Legal settlement
  costs.................     --     1,866      --         --        --         --        --
                          ------  -------  -------    -------   -------    -------   -------
  Total operating
   expenses.............   9,165   31,331   53,092     50,438    20,369     38,195    36,285
                          ------  -------  -------    -------   -------    -------   -------
Operating income
 (loss).................  (6,817) (18,967) (20,077)   (19,073)   (8,551)     1,859     1,766
                          ------  -------  -------    -------   -------    -------   -------
Other income (expense):
 Interest income........     122      968      515        489       289        225       213
 Interest expense.......    (292)    (797)     (42)       (40)        5       (139)     (132)
 Other income
  (expense).............     (28)   1,488    1,215      1,154       590      1,015       964
                          ------  -------  -------    -------   -------    -------   -------
  Total other income
   (expense), net.......    (198)   1,659    1,688      1,603       884      1,101     1,045
                          ------  -------  -------    -------   -------    -------   -------
Net income (loss).......  (7,015) (17,308) (18,389)   (17,470)   (7,667)     2,960     2,811
Accretion of redeemable
 preferred stock........    (149)    (220)     --         --        --         --        --
                          ------  -------  -------    -------   -------    -------   -------
Net income (loss)
 attributable to common
 shareholders...........  (7,164) (17,528) (18,389)   (17,470)   (7,667)     2,960     2,811
                          ======  =======  =======    =======   =======    =======   =======
Net income (loss) per AG
 share attributable to
 common shareholders:
  Basic.................   (0.24)   (0.38)   (0.23)     (0.22)    (0.10)      0.04      0.04
                          ======  =======  =======    =======   =======    =======   =======
  Diluted...............   (0.24)   (0.38)   (0.23)     (0.22)    (0.10)      0.03      0.03
                          ======  =======  =======    =======   =======    =======   =======
Net income (loss) per
 ADS share attributable
 to common shareholders:
  Basic.................   (0.12)   (0.19)   (0.12)     (0.11)    (0.05)      0.02      0.02
                          ======  =======  =======    =======   =======    =======   =======
  Diluted...............   (0.12)   (0.19)   (0.12)     (0.11)    (0.05)      0.01      0.01
                          ======  =======  =======    =======   =======    =======   =======
Weighted average common
 and common equivalent
 shares outstanding for
 AG share calculation:
  Basic.................  30,170   45,965   79,883     79,883    77,945     82,771    82,771
                          ======  =======  =======    =======   =======    =======   =======
  Diluted...............  30,170   45,965   79,883     79,883    77,945    100,436   100,436
                          ======  =======  =======    =======   =======    =======   =======
Weighted average common
 and common equivalent
 shares outstanding for
 ADS share calculation:
  Basic.................  60,340   91,930  159,766    159,766   155,890    165,542   165,542
                          ======  =======  =======    =======   =======    =======   =======
  Diluted...............  60,340   91,930  159,766    159,766   155,890    200,872   200,872
                          ======  =======  =======    =======   =======    =======   =======

 The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks into euros using the exchange rate as of January 1, 1999.

                 INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

     Consolidated Statements of Convertible Redeemable Preferred Stock and
                             Shareholders' Equity

                     (in thousand euro, except share data)

                       Convertible
                        Redeemable
                     Preferred Stock
                    -------------------
                      Shares     Amount
                    -----------  ------
 Balance,
 December 31,
 1996............    33,600,000   1,355
 Net loss........           --      --
 Foreign currency
 translation
 adjustments.....           --      --
 Issuance of
 common stock....           --      --
 Exercise of
 stock options...           --      --
 Issuance of
 Series C
 preferred
 stock...........     6,000,000   3,482
 Accretion of
 preferred
 stock...........           --      149
                    -----------  ------
 Balance,
 December 31,
 1997............    39,600,000   4,986
                    ===========  ======
 Net loss........           --      --
 Foreign currency
 translation
 adjustments.....           --      --
 Issuance of
 common stock of
 Inc.............           --      --
 Issuance of
 Series D
 preferred
 stock...........     1,169,550   1,873
 Issuance of
 common stock for
 cash to member
 of supervisory
 board...........
 Issuance of
 common stock for
 cash and
 forgiveness of
 legal settlement
 obligation......           --      --
 Accretion of
 preferred
 stock...........           --      220
 Conversion of
 preferred stock
 of subsidiary to
 common stock of
 parent, net of
 share amounts
 not converted...   (37,841,550) (7,079)
 Shares not
 converted.......    (2,928,000)    --
 Reclassification
 for formation of
 AG..............           --      --
 Issuance of
 common stock in
 initial public
 offering, net...           --      --
 Exercise of
 stock options...           --      --
 Deferred
 compensation....           --      --
 Amortization of
 deferred
 compensation....           --      --
                    -----------  ------
 Balance,
 December 31,
 1998............           --      --
                    ===========  ======
 Net loss........           --      --
 Foreign currency
 translation
 adjustments.....           --      --
 Unrealized gain
 on marketable
 securities......           --      --
 Conversion of
 common stock of
 subsidiary to
 common stock of
 parent..........           --      --
 Exercise of
 stock options...           --      --
 Change in stated
 value of common
 stock...........           --      --
 Collections on
 notes receivable
 from
 shareholders....           --      --
 Amortization of
 deferred
 compensation....           --      --
                    -----------  ------
 Balance,
 December 31,
 1999............           --      --
                    ===========  ======
 Net income
 (unaudited).....           --      --
 Foreign currency
 translation
 adjustments
 (unaudited).....           --      --
 Unrealized loss
 on marketable
 security
 (unaudited).....           --      --
 Conversion of
 preferred stock
 of subsidiary to
 common stock of
 parent, net of
 share amounts
 not converted
 (unaudited).....           --      --
 Exercise of
 stock options
 (unaudited).....           --      --
 Issuance of
 common stock for
 cash to member
 of supervisory
 board (net of
 tax)
 (unaudited).....           --      --
 Collections on
 notes
 receivables from
 stockholders
 (unaudited).....           --      --
 Amortization of
 deferred
 compensation
 (unaudited).....           --      --
 Allocation of
 par value
 resulting from
 stock split
 (unaudited).....           --      --
                    -----------  ------
 Balance, June
 30, 2000
 (unaudited).....           --      --
                    ===========  ======
                                                        Shareholders' Equity
                    ------------------------------------------------------------------------------------------------
                           Common Stock             Notes                        Accumulated      Total     Compre-
                    ----------------------------  Receivable  Deferred Accum-       Other     Shareholders' hensive
                                 Stated              from     Compen-  ulated   Comprehensive    Equity     Income
                      Shares     Value   APIC    Shareholders  sation  Deficit  Income (Loss)   (Deficit)   (Loss)
                    ------------ ------ -------- ------------ -------- -------- ------------- ------------- --------
 Balance,
 December 31,
 1996............    30,000,000     --       51        --        --     (2,325)       (40)        (2,314)       --
 Net loss........           --      --      --         --        --     (7,015)       --          (7,015)    (7,015)
 Foreign currency
 translation
 adjustments.....           --      --      --         --        --        --        (132)          (132)      (132)
 Issuance of
 common stock....       112,500     --       17        --        --        --         --              17        --
 Exercise of
 stock options...     3,026,550     --      400       (400)      --        --         --             --         --
 Issuance of
 Series C
 preferred
 stock...........           --      --      --         --        --        --         --             --         --
 Accretion of
 preferred
 stock...........           --      --      --         --        --      (149)        --            (149)       --
                    ------------ ------ -------- ------------ -------- -------- ------------- ------------- --------
 Balance,
 December 31,
 1997............    33,139,050     --      468       (400)      --     (9,489)      (172)        (9,593)    (7,147)
                    ============ ====== ======== ============ ======== ======== ============= ============= ========
 Net loss........           --      --      --         --        --    (17,308)       --         (17,308)   (17,308)
 Foreign currency
 translation
 adjustments.....           --      --      --         --        --        --         135            135        135
 Issuance of
 common stock of
 Inc.............       300,000     --      186        --        --        --         --             186        --
 Issuance of
 Series D
 preferred
 stock...........           --      --      --         --        --        --         --             --         --
 Issuance of
 common stock for
 cash to member
 of supervisory
 board...........       250,005      43     596        --        --        --         --             639        --
 Issuance of
 common stock for
 cash and
 forgiveness of
 legal settlement
 obligation......       900,450     153   5,661        --        --        --         --           5,814        --
 Accretion of
 preferred
 stock...........           --      --      --         --        --       (220)       --            (220)       --
 Conversion of
 preferred stock
 of subsidiary to
 common stock of
 parent, net of
 share amounts
 not converted...    37,841,550     --    7,079        --        --        --         --           7,079        --
 Shares not
 converted.......   (13,230,000)    --      --         --        --        --         --             --         --
 Reclassification
 for formation of
 AG..............           --    9,894  (9,894)       --        --        --         --             --         --
 Issuance of
 common stock in
 initial public
 offering, net...    15,000,000   2,557  44,774        --        --        --         --          47,331        --
 Exercise of
 stock options...     3,723,450     634     394     (1,028)      --        --         --             --         --
 Deferred
 compensation....           --      --      961        --       (961)      --         --             --         --
 Amortization of
 deferred
 compensation....           --      --      --         --        162       --         --             162        --
                    ------------ ------ -------- ------------ -------- -------- ------------- ------------- --------
 Balance,
 December 31,
 1998............    77,924,505  13,281  50,225     (1,428)     (799)  (27,017)       (37)        34,225    (17,173)
                    ============ ====== ======== ============ ======== ======== ============= ============= ========
 Net loss........           --      --      --         --        --    (18,389)       --         (18,389)   (18,389)
 Foreign currency
 translation
 adjustments.....           --      --      --         --        --        --         652            652        652
 Unrealized gain
 on marketable
 securities......           --      --      --         --        --        --       3,022          3,022      3,022
 Conversion of
 common stock of
 subsidiary to
 common stock of
 parent..........     2,233,500     416    (416)       --        --        --         --             --         --
 Exercise of
 stock options...     4,232,515     732   1,027        --        --        --         --           1,759        --
 Change in stated
 value of common
 stock...........           --    2,449  (2,449)       --        --        --         --             --         --
 Collections on
 notes receivable
 from
 shareholders....           --      --      --       1,287       --        --         --           1,287        --
 Amortization of
 deferred
 compensation....           --      --     (218)       --        526       --         --             308        --
                    ------------ ------ -------- ------------ -------- -------- ------------- ------------- --------
 Balance,
 December 31,
 1999............    84,390,520  16,878  48,169       (141)     (273)  (45,406)     3,637         22,864    (14,715)
                    ============ ====== ======== ============ ======== ======== ============= ============= ========
 Net income
 (unaudited).....           --      --      --         --        --      2,960        --           2,960      2,960
 Foreign currency
 translation
 adjustments
 (unaudited).....           --      --      --         --        --        --         474            474        474
 Unrealized loss
 on marketable
 security
 (unaudited).....           --      --      --         --        --        --      (3,521)        (3,521)    (3,521)
 Conversion of
 preferred stock
 of subsidiary to
 common stock of
 parent, net of
 share amounts
 not converted
 (unaudited).....       280,000      56     (56)       --        --        --         --             --         --
 Exercise of
 stock options
 (unaudited).....       685,420     137   3,150        --        --        --         --           3,287        --
 Issuance of
 common stock for
 cash to member
 of supervisory
 board (net of
 tax)
 (unaudited).....           --      --    5,850        --        --        --         --           5,850        --
 Collections on
 notes
 receivables from
 stockholders
 (unaudited).....           --      --      --         141       --        --         --             141        --
 Amortization of
 deferred
 compensation
 (unaudited).....           --      --      --         --        142       --         --             142        --
 Allocation of
 par value
 resulting from
 stock split
 (unaudited).....           --   68,285 (57,113)       --        --    (11,172)       --             --         --
                    ------------ ------ -------- ------------ -------- -------- ------------- ------------- --------
 Balance, June
 30, 2000
 (unaudited).....    85,355,940  85,356     --         --       (131)  (53,618)       590         32,197        (87)
                    ============ ====== ======== ============ ======== ======== ============= ============= ========

The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks into euros using the exchange rate as of January 1, 1999.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                                 (in thousands)

                                                                                  For the Six Months
                                         For the Year Ended December 31,            Ended June 30,
                                        ------------------------------------- ----------------------------
                                         1997    1998     1999       1999      1999       2000      2000
                                        ------  -------  -------  ----------- -------  ----------- -------
                                        (Euro)  (Euro)   (Euro)       US$     (Euro)     (Euro)      US$
                                                                  (unaudited)          (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).....................  (7,015) (17,308) (18,389)   (17,470)   (7,667)     2,960     2,811
Adjustments to reconcile net income
 (loss) to cash provided by (used in)
 operating activities:
  Depreciation........................     510    1,657    2,076      1,972     1,098      1,998     1,898
  Provision for doubtful accounts.....      67      269    2,037      1,935       784      1,281     1,217
  Amortization of deferred
   compensation.......................     --       162      308        293       159        142       135
  Legal settlement costs..............     --     1,866      --         --        --         --        --
Change in:
  Accounts receivable.................  (2,244)  (4,080) (18,220)   (17,309)   (5,081)   (16,118)  (15,312)
  Prepaid expenses and other current
   assets.............................    (822)  (1,695)  (1,474)    (1,400)       42    (12,496)  (11,871)
  Other assets........................     (38)     (58)    (830)      (789)     (610)      (266)     (252)
  Accounts payable....................   1,880      436    2,228      2,117       371      3,904     3,708
  Deferred revenue....................   9,819   (3,245)   1,542      1,465    (1,089)     2,070     1,967
  Accrued expenses and other
   liabilities........................     451    1,013    6,298      5,983    (1,748)     6,321     6,005
                                        ------  -------  -------    -------   -------    -------   -------
Net cash provided by (used in)
 operating activities.................   2,608  (20,983) (24,424)   (23,203)  (13,741)   (10,204)   (9,694)
                                        ------  -------  -------    -------   -------    -------   -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in unaffiliated company....     --      (512)  (1,199)    (1,139)   (1,199)       --        --
Purchases of equipment................  (1,902)  (3,302)  (3,625)    (3,443)   (1,721)    (9,863)   (9,370)
Restricted cash.......................    (117)     --    (1,227)    (1,166)     (156)       (70)      (66)
Purchase of marketable securities.....     --       --    (1,490)    (1,416)      --         --        --
                                        ------  -------  -------    -------   -------    -------   -------
Net cash used in investing
 activities...........................  (2,019)  (3,814)  (7,541)    (7,164)   (3,076)    (9,933)   (9,436)
                                        ------  -------  -------    -------   -------    -------   -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of preferred
 stock................................   3,377    1,873      --         --        --         --        --
Proceeds from sale of common stock....     --    52,104    1,759      1,671     2,054     15,787    14,996
Proceeds from debt issuance...........   1,765    1,975    7,937      7,540       945     10,758    10,221
Collections on notes receivable from
 shareholders.........................     --       --     1,287      1,223       --         141       134
Repayments of indebtedness............  (1,027)  (3,233)  (1,144)    (1,087)   (1,435)    (1,033)     (981)
                                        ------  -------  -------    -------   -------    -------   -------
Net cash provided by financing
 activities...........................   4,115   52,719    9,839      9,347     1,564     25,653    24,370
                                        ------  -------  -------    -------   -------    -------   -------
Effect of change in exchange rates on
 cash.................................     140    1,205        6          6     2,370        473       449
                                        ------  -------  -------    -------   -------    -------   -------
Net change in cash and cash
 equivalents..........................   4,844   29,127  (22,120)   (21,014)  (12,883)     5,989     5,689
Cash and cash equivalents, beginning
 of year..............................     214    5,058   34,185     32,476    34,185     12,065    11,462
                                        ------  -------  -------    -------   -------    -------   -------
Cash and cash equivalents, end of
 year.................................   5,058   34,185   12,065     11,462    21,302     18,054    17,151
                                        ======  =======  =======    =======   =======    =======   =======

 The accompanying notes are an integral part of these financial statements. All balances for years prior to 1999 have been restated from Deutsche marks into euros using the exchange rate as of January 1, 1999.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
              (Information as of June 30, 1999 and 2000 unaudited)

1. ORGANIZATION AND OPERATIONS OF THE COMPANY

  INTERSHOP Communications AG, a German stock corporation (the "Company"), is the successor to INTERSHOP Communications, Inc. and INTERSHOP Communications GmbH. INTERSHOP Communications GmbH was originally founded in 1992 as NetConsult Communications GmbH in Germany as a limited liability company. NetConsult Communications GmbH established a wholly owned subsidiary, NetConsult Communications, Inc., a Delaware corporation, in March 1996. These companies were subsequently renamed INTERSHOP Communications GmbH and INTERSHOP Communications, Inc. (the predecessor company), respectively.

  In December 1996, INTERSHOP Communications, Inc. (U.S., Inc.) entered into a share exchange agreement with INTERSHOP Communications GmbH (GmbH) to acquire 100% of GmbH's outstanding shares. The shareholders of GmbH's common shares received common shares in U.S., Inc. Holders of existing debt (approximately
(Euro)1.14 million) and capital (approximately (Euro)211,000) in GmbH, totaling approximately (Euro)1.4 million, received 6,720,000 shares of preferred stock in U.S., Inc. The fair value of the preferred stock issued was equal to the carrying value of the debt and capital for which it was exchanged. The share exchange did not alter the relative ownership interest of the parent company. Upon completion of the transaction, U.S., Inc. became the parent company of GmbH and its subsidiaries.

  On June 23, 1998, the holders of 79.26% of the shares of U.S., Inc. exchanged their shares of preferred and common stock of U.S., Inc., totaling 20,591,348, into 61,729,050 shares of the Company. As a result of this transaction, U.S., Inc. became a majority-owned subsidiary of the Company. Two stockholders, including Stephan Schambach, our founder and Chief Executive Officer, did not contribute all of their shares of U.S., Inc. due to certain tax consequences, and, as of June 30, 2000, still hold 16.2% and 1.5%, respectively, of U.S., Inc.'s common stock. These two stockholders are entitled to exchange their shares in U.S., Inc. for shares in the Company at a ratio of 1:3, using conditional capital specifically approved for this purpose. The instruments held by these individuals are considered to be part of the majority interest in AG given the related party nature of the holdings, their conversion rights and their probable conversion, given the fact that they are subject to repurchase at US $0.01 per share if not converted by 2004. Accordingly, the cost basis of such shares is included in additional paid in capital in the accompanying consolidated financial statements. Conversions of U.S., Inc. shares to AG shares subsequent to the initial conversion in June 1998 are treated as an increase to the stated value of the common stock and a corresponding decrease to additional paid in capital. During 1999, these stockholders converted 744,500 common shares of U.S., Inc. for 2,233,500 shares of the Company. During the first six months of 2000, these stockholders converted 93,333 common shares of U.S., Inc. for 280,000 shares of the Company. As of June 30, 2000, these stockholders held 4,548,167 shares in U.S., Inc., and these shares are convertible into 13,644,500 shares of the Company at any time. If these two shareholders were to have converted their shares as of June 30, 2000, they would own approximately 13.6% of the Company.

  The accompanying consolidated financial statements reflect the consolidated results of the Company and its wholly and majority owned subsidiaries, which have been prepared according to United States generally accepted accounting principles ("U.S. GAAP"). All significant intercompany transactions and balances between the companies have been eliminated.

  The Company has previously prepared and reported its consolidated financial statements as of and for the year ended December 31, 1997 in U.S. Dollars, as the parent company at that time was U.S., Inc. These financial statements were restated and presented in Deutsche marks ("DM") after the Company acquired the majority of the outstanding shares of U.S., Inc. in 1998. With the introduction of the euro ((Euro)) on January 1, 1999, the Company has elected to present the accompanying consolidated financial statements in euro.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)

Accordingly, the Deutsche mark consolidated financial statements for each period presented have been restated into euro using the Deutsche mark/euro exchange rate as of January 1, 1999 of (Euro)1 = DM 1.95583. The Company's restated financial statements in euro depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Deutsche marks. The consolidated financial statements will, however, not be comparable to financial statements for periods prior to January 1, 1999 in euro of other companies that previously reported their financial information in a currency other than Deutsche marks.

  The financial information expressed in US Dollars is presented for the convenience of the reader and is translated from euro at the Noon buying rate in New York City for cable transfers in euro as certified for custom purposes by the Federal Reserve Bank of New York on June 30, 2000 which was (Euro)1.00 to US$0.95. The translated amounts should not be construed as a representation that the euro has been, could have been, or could be in the future, converted into US Dollars at this or any other rate of exchange.

  Unless otherwise noted, all references to the "Company" refer to INTERSHOP Communications AG and its subsidiaries, as well as its predecessors. The Supervisory Board has authorized the filing of a registration statement with the U.S. Securities and Exchange Commission to register shares of its common stock in the form of American Depositary Shares ("ADSs"). Each ADS will represent 1/2 of one AG share.

  The Company is a global provider of electronic commerce software applications that enable businesses to sell their products and services over the Internet. The Company's products can be integrated with existing business systems to allow its customers to sell goods and services over the Internet without replacing their existing business systems. The merchandising capabilities of the Company's products, such as customer profiling and cross-selling, help allow its customers to maximize sales revenues. The Company also provides professional services for its customers to assist in the installation and ongoing maintenance of our software applications.

  During 1997, the Company commenced commercial shipment of its products and emerged from the development stage. Although no longer in the development stage, the Company continues to be subject to the risks and challenges similar to other companies in a comparable stage of development. These risks include, but are not limited to, operating in a new and rapidly evolving market, competition from larger companies, dependence on new products, dependence on key personnel, uncertain profitability, and a limited operating history.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Data

  The unaudited interim financial statements as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with accounting principles generally accepted in the United States.

Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


Foreign Currency Translation

  The functional currency of the Company's operations outside of Germany is the local country's currency. Consequently, assets and liabilities of operations outside Germany are translated into euros using exchange rates at the end of each reporting period. Revenues and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported as a separate component of shareholders' equity.

Statement of Cash Flows

  The Company paid (Euro)229,000, (Euro)540,000 and (Euro)37,000 in cash for interest in 1997, 1998 and 1999, respectively. The Company paid (Euro)25,000 and (Euro)134,000 in cash for interest for the six months ended June 30, 1999 and 2000, respectively. The Company paid (Euro)9,000, (Euro)13,000 and
(Euro)61,000 in cash for taxes in 1997, 1998 and 1999, respectively, and
(Euro)38,000 and (Euro)98,000 for the six months ended June 30, 1999 and 2000, respectively. The Company sold equipment and leased it back in 1997 in a non-cash transaction. The Company recognized no gain or loss on the transactions and the value of the leased equipment was (Euro)119,000.

  The Company considers all investments with original maturities of 90 days or less to be cash equivalents.

Concentration of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customer's financial condition and the risk with respect to trade receivables is further mitigated by the fact that the Company's customer base is diversified.

Fair Value of Financial Instruments

  The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and long-term debt approximate their fair values.

  Marketable securities designated as available for sale are recorded at market with any unrealized gain or loss being recorded in the shareholders' equity section of the Balance Sheet.

Property and Equipment

  Property and equipment are stated at cost. Capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years. Capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or their estimated useful life.

Software Development Costs

  The Company accounts for internally generated software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company defines as the development of a working model and further defines as the completion of beta testing of the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)

judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in technology. Such costs are reported at the lower of unamortized cost or net realizable value. To date, internal software development costs that were eligible for capitalization have not been significant and the Company has charged all software development costs to research and development expense as incurred.

  The Company expenses all research and development costs as incurred.

Advertising Costs

  Advertising costs are expensed as incurred. Advertising expenses of (Euro)0.9 million, (Euro)1.5 million and (Euro)4.2 million were included with sales and marketing expenses for 1997, 1998 and 1999, respectively. For the six months ended June 30, 1999 and 2000, advertising expenses were (Euro)2.7 million and
(Euro)2.5 million, respectively.

Stock-Based Compensation

  The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method defined in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") to account for stock-based compensation arrangements. Companies that elect to employ the method proscribed by APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. The Company has elected to continue to account for its stock-based compensation arrangements under the provisions of APB 25, and, accordingly, it has included in Note 8 the pro forma disclosures required under SFAS No. 123.

Revenue Recognition

  The Company generates the following types of revenue:

  Licenses. License fees are earned under software license agreements primarily to end-users, and to a lesser extent resellers and distributors. Revenues from licenses to end-users are recognized upon shipment of the software if persuasive evidence of an arrangement exists, collection of the resulting receivable is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. As of January 1, 1998, the Company adopted the provisions of the American Institute of Certified Public Accountants ("AICPA") Statement Of Position ("SOP") 97-2, "Software Revenue Recognition" ("SOP 97-2").

  Service and maintenance. Services consist of support arrangements and consulting and education services. Support agreements generally call for the Company to provide technical support and provide certain rights to unspecified software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement. The Company provides consulting and education services to its customers; revenue from such services is generally recognized as the services are performed.

  For arrangements that include multiple elements, the fee is allocated to the various elements based on vendor-specific objective evidence of fair market value established by independent sale of the elements when sold separately.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


  In June 1997, the Company entered into a software license agreement with a shareholder for total license fees of (Euro)10.1 million, which was received in cash in 1997. The Company is recognizing the revenue associated with this agreement over the three-year term of the agreement. In 1997, the Company recognized (Euro)1.7 million of revenue associated with this agreement, representing 33% of consolidated revenue in 1997. In 1998, the Company recognized (Euro)3.4 million of revenue associated with this agreement, and
(Euro)0.8 million related to other agreements with this customer, which combined represented 23% of consolidated revenue in 1998. In 1999, the Company recognized (Euro)4.2 million of revenue associated with this agreement representing 9% of consolidated revenue in 1999. For the six months ended June 30, 1999 and 2000, the Company recognized (Euro)2.1 million, or 13% of revenue, and (Euro)2.2 million, or 4% of revenue, respectively, associated with this agreement. In 1999, an executive from this customer became a member of our Supervisory Board. Another member of our Supervisory Board is also an executive with another one of our customers. Sales to this customer represented 13%, 6% and 2% of consolidated revenue in 1997, 1998 and 1999, respectively. Sales to this customer represented 4% and 2% of consolidated revenue for the six months ended June 30, 1999 and 2000, respectively. Besides these two customers, no other customer accounted for 10% or more of consolidated revenues for any year presented.

Comprehensive Income (Loss)

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which the Company adopted beginning on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of SFAS No. 130 is to report a measure of all changes in equity of an enterprise that results from transactions and other economic events of the period other than transactions with shareholders ("comprehensive income"). Comprehensive income is the total of net income
(loss) and all other non-owner changes in shareholders' equity.

  Accumulated other comprehensive income (loss) consists of the following (in thousands):

                                                Year Ended          Period
                                               December 31,          Ended
                                           ----------------------  June 30,
                                             1998        1999        2000
                                           ---------  ----------- -----------
   Foreign currency translation
    adjustment............................ (Euro)(37) (Euro)  615 (Euro)1,089
   Unrealized gain (loss) on available-
    for-sale securities...................       --         3,022        (499)
                                           ---------  ----------- -----------
                                           (Euro)(37) (Euro)3,637 (Euro)  590
                                           =========  =========== ===========

  In the years ended December 31, 1997 and 1998, the only component of other comprehensive income is the net foreign currency translation, which was
(Euro)132,000 and (Euro)135,000, respectively. In the six months ended June 30, 1999, the only component of other comprehensive income is the net foreign currency translation, which was (Euro)355,000. A summary of the components of other comprehensive income for the year ended December 31, 1999 and the period ended June 30, 2000 is as follows (in thousands):

                                  Year Ended                   Six Months Ended
                              December 31, 1999                 June 30, 2000
                        ------------------------------ ---------------------------------
                        Before Tax  Income  After Tax   Before Tax   Income  After Tax
                          Amount     Tax     Amount       Amount      Tax      Amount
                        ----------- ------ ----------- ------------  ------ ------------
Unrealized gain (loss)
 on available-for-sale
 securities............ (Euro)3,022   --   (Euro)3,022 (Euro)(3,521)   --   (Euro)(3,521)
Foreign currency
 translation
 adjustment............         652   --           652          474    --            474
                        -----------  ----  ----------- ------------   ----  ------------
                        (Euro)3,674   --   (Euro)3,674 (Euro)(3,047)   --   (Euro)(3,047)
                        ===========  ====  =========== ============   ====  ============

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)

Earnings Per Share

  Basic net income (loss) per common share is presented in conformity with SFAS No. 128 "Earnings Per Share" for all periods presented. Basic net income (loss) per share is computed using the weighted-average number of vested outstanding shares of common stock. As discussed in Note 1, certain shareholders hold shares in U.S., Inc., and these shares were previously included in basic weighted average common and common equivalent shares outstanding for the purpose of calculating earnings per share. The Company has restated earnings per share to exclude these shares from the calculation of basic earnings per share. For the years ended December 31, 1998 and 1999 and the six-months ended 1999 and 2000, basic net income (loss) per share previously reported were
(Euro)(0.29), (Euro)(0.19), (Euro)(0.08), and (Euro)0.03, in comparison with a restated basic earnings per share of (Euro)(0.36), (Euro)(0.23), (Euro)(0.10), and (Euro)0.04.

  Diluted net income (loss) per share is computed using the weighted-average number of vested shares of common stock outstanding and, when dilutive, unvested common stock outstanding, potential common shares from options and warrants to purchase common stock using the treasury stock method and from convertible securities using the as-if-converted basis. The options exercised that result in shares subject to repurchase have been excluded in computing the number of weighted average shares outstanding for basic earnings per share purposes. All potential common shares have been excluded from the computation of diluted net loss per share for 1997, 1998 and 1999 because the effect would be antidilutive. The weighted-average number of vested shares of common stock outstanding includes the shares of U.S., Inc., converted at a ratio of 1:3, held by two shareholders of the Company as discussed further in Note 1.

  The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for the three years ended December 31, 1999 and for the six months ended June 30, 1999 and June 30, 2000, respectively (in thousands, except per share data):

                                                                          Six Months Ended June
                                     Years Ended December 31                       30,
                             ------------------------------------------  -------------------------
                                 1997          1998           1999           1999         2000
                             ------------  -------------  -------------  ------------  -----------
   Net income (loss)
    attributable to common
    shareholders...........  (Euro)(7,164) (Euro)(17,528) (Euro)(18,389) (Euro)(7,667) (Euro)2,960
                             ============  =============  =============  ============  ===========
   Basic earnings per
    share:
   Weighted average common
    shares outstanding.....        31,335         48,590         82,633        81,445       84,991
   Less: Weighted average
    shares subject to
    repurchase.............        (1,165)        (2,625)        (2,750)       (3,500)      (2,220)
                             ------------  -------------  -------------  ------------  -----------
   Total weighted average
    common shares..........        30,170         45,965         79,883        77,945       82,771
   Basic earnings (loss)
    per share..............  (Euro) (0.24) (Euro)  (0.38) (Euro)  (0.23) (Euro) (0.10) (Euro) 0.04
                             ============  =============  =============  ============  ===========
   Diluted earnings per
    share:
   Weighted average common
    shares outstanding.....        30,170         45,965         79,883        77,945       82,771
   Add: Weighted average
    shares subject to
    repurchase.............         1,165          2,625          2,750         3,500        2,220
     Convertible shares of
      U.S., Inc. ..........           --             --             --            --        13,645
     Common Stock option
      grants...............           --             --             --            --         1,800
                             ------------  -------------  -------------  ------------  -----------
   Total weighted average
    common shares and
    common stock
    equivalents............        31,335         48,590         82,633        81,445      100,436
                             ------------  -------------  -------------  ------------  -----------
   Diluted earnings (loss)
    per share..............  (Euro) (0.24) (Euro)  (0.38) (Euro)  (0.23) (Euro) (0.10) (Euro) 0.03
                             ============  =============  =============  ============  ===========

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)

  Pursuant to the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of the offering, are included in the calculation of basic and diluted net income (loss) per share as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

  Earnings per share data has been presented on both a per weighted AG share and per weighted ADS share basis. The ADS weighted share amounts were computed by dividing all AG weighted share amounts by two reflect the conversion ratio between AG shares and ADS shares. The total number of shares excluded from the calculations of diluted net income (loss) per AG share were approximately 6,495,000, 5,625,000, 2,365,000 and 2,220,000 for the years ended December 31,
1997, 1998 and 1999, and the six month period ended June 30, 2000, respectively. Shares excluded in the per ADS loss per share calculation were approximately 12,990,000, 11,250,000, 4,730,000 and 4,400,000, respectively.
See Note 9 for further information on these securities.

Recent Accounting Pronouncements

  In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company will adopt SAB 101 as required in the fourth quarter of fiscal 2000 and is evaluating the effect that such adoption may have on its consolidated results of operations and financial position.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to record derivative financial instruments on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statements No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (or January 1, 2001 for the Company). In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133." SFAS 138 amends SFAS 133 to (a) exclude from the scope of SFAS No. 133 nonfinancial assets that will be delivered in quantities expected to be used or sold by a company over a reasonable period in the normal course of business and for which physical delivery is probable,
(b) permit hedging of a benchmark interest rate, (c) allow hedging of foreign-currency-denominated assets and liabilities and (d) allow for limited hedging of net foreign currency exposures. The Company has no derivative financial and commodity instruments, forward contracts or hedging arrangements in cash and cash equivalents. These statements should not have a material impact on the current financial condition or results of the Company's operations.

  In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 and SOP 98-4 by extending the deferral of the application of certain provisions of SOP 97-2 amended by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. These statements will not have a material impact on the financial condition or results of the Company's operations.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

  Prepaid expenses and other current assets consisted of the following (in thousands):

                                  December 31,               June 30,
                             ----------------------- ------------------------
                                1998        1999        1999         2000
                             ----------- ----------- ----------- ------------
   Trade show and
    advertising
    prepayments............. (Euro)  107 (Euro)  178 (Euro)  265 (Euro) 6,290
   VAT receivable...........          27       2,435       1,008        3,543
   Other....................       2,408       1,257       1,261        6,533
                             ----------- ----------- ----------- ------------
     Total.................. (Euro)2,542 (Euro)3,870 (Euro)2,534 (Euro)16,366
                             =========== =========== =========== ============

4. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following (in thousands):

                                            December 31,
                                       ------------------------    June 30,
                                          1998         1999          2000
                                       -----------  -----------  ------------
   Computer equipment................. (Euro)4,834  (Euro)7,724  (Euro)11,427
   Furniture and fixtures.............       1,138        2,552         4,205
   Leasehold improvements.............          36          332         4,501
                                       -----------  -----------  ------------
                                             6,008       10,608        20,133
   Accumulated depreciation and
    amortization......................      (2,341)      (4,998)       (6,658)
                                       -----------  -----------  ------------
   Property and equipment, net........ (Euro)3,667  (Euro)5,610  (Euro)13,475
                                       ===========  ===========  ============

  Equipment under capital leases included in property and equipment as of December 31, 1998 and 1999 was (Euro)114,000. Accumulated amortization of leased equipment was (Euro)26,000 and (Euro)81,000 as of December 31, 1998 and 1999, respectively. The leases were paid in full at June 30, 2000.

5. INVESTMENTS

  During 1998 and 1999, the Company made investments in a non-public company in Israel totaling (Euro)0.5 million and (Euro)1.2 million, respectively. The total investment of (Euro)1.7 million in this entity represents an ownership interest of approximately 12% as of December 31, 1999. The investments are carried at their original cost basis.

  In 1999, the Company acquired approximately (Euro)1.5 million of common stock in a public company in the United Kingdom. These equity securities are classified as available for sale securities. The Company recorded an unrealized gain of (Euro)3.0 million during 1999 and an unrealized loss of (Euro)3.5 million during 2000 based on the market value at December 31, 1999 and June 30, 2000 of the securities of (Euro)4.5 million and (Euro)1.0 million, respectively. The unrealized gain (loss) was included as a component of comprehensive income in the statement of shareholders' equity for 1999 and 2000.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


6. ACCRUED LIABILITIES

  Accrued liabilities consisted of the following (in thousands):

                                     December 31,               June 30,
                                ----------------------- ------------------------
                                   1998        1999        1999         2000
                                ----------- ----------- ----------- ------------
   VAT payable................. (Euro)  --  (Euro)2,476 (Euro)  760 (Euro) 4,572
   Accrued commissions.........         170       1,817         281        1,148
   Employee compensation.......         947       2,068       1,342        2,944
   German taxes payable........         --          --          --         6,650
   Other.......................       2,107       3,599       1,601        7,616
                                ----------- ----------- ----------- ------------
                                (Euro)3,224 (Euro)9,960 (Euro)3,984 (Euro)22,930
                                =========== =========== =========== ============

7. NOTES PAYABLE TO SHAREHOLDERS

  During 2000, the Company entered into a secured loan agreement for $10.0 million with an officer of the Company who is also a shareholder and a member of the management board. Interest on the note is payable quarterly at 6.13%. The loan is callable with three months notice beginning December 31, 2000. There is a prepayment penalty of three months interest if the loan is paid down prior to December 31, 2000.

  During 1999, the Company entered into a secured loan agreement for (Euro)7.0 million with an officer of the Company who is also a shareholder and a member of the management board. Interest on the note is payable quarterly at 6%. The loan is callable with three months notice beginning December 31, 2000. There is a prepayment penalty of three months interest if the loan is paid down prior to December 31, 2000.

  The outstanding principal on these notes were (Euro)7,000,000 and
(Euro)16,759,000 at December 31, 1999 and June 30, 2000, respectively.

  During 1996, the Company entered into a series of unsecured loans with certain shareholders. Interest is payable quarterly at 10%. The outstanding principal on the notes are classified as long-term and were (Euro)179,000,
(Euro)20,000, and (Euro)20,000 at December 31, 1998 and 1999 and June 30, 2000,
respectively. The loans may be repaid at any time, at the discretion of the Company, but no later than February 2004.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

  Facilities and certain furniture and equipment are leased under operating leases. As of December 31, 1999, future minimum annual lease payments (excluding the lease payments relating to capitalized facilities discussed in Note 3) are as follows (in thousands):

     Year Ended December 31,
     -----------------------
     2000.......................................................... (Euro) 5,035
     2001..........................................................        4,122
     2002..........................................................        4,237
     2003..........................................................        4,311
     2004..........................................................        4,244
     Subsequent years..............................................        8,151
                                                                    ------------
       Total....................................................... (Euro)30,100
                                                                    ============

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


  Rent expense was (Euro)492,000, (Euro)1,277,000 and (Euro)2,022,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Rent expense was
(Euro)720,000 and (Euro)1,611,000 for the six months ended June 30, 1999 and June 30, 2000, respectively. The Company did not enter into any material operating leases during the six months ended June 30, 2000.

Legal Matters

  The Company is a defendant in various legal matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material effect on these consolidated financial statements.

9. SHAREHOLDERS' EQUITY

Stock Splits and Change in Stated Value

  In conjunction with the share exchange discussed in Note 1 between the shareholders of U.S., Inc. and the Company in June 1998, the shares of U.S., Inc. were exchanged for shares of the Company on a 1-for-5 basis. In June 1999, the Company changed the stated value of its common stock from DM 5 per share to
(Euro)1 per share and effected a 3-for-1 stock split. Unless otherwise noted, all share and per share amounts presented have been restated to retroactively reflect this conversion ratio and stock split for all periods presented.

  The adjustment to the stated value of the Company's common stock is reflected in the Consolidated Statements of Convertible Redeemable Preferred Stock and Shareholders' Equity as an increase to the stated value of the common stock for
(Euro)2.4 million and a corresponding decrease to additional paid in capital as of June 1999.

  On June 27, 2000, the Company's Annual Shareholder Meeting authorized a 5-for-1 stock split and authorized management to repurchase up to 10% of its outstanding common stock through November 2001. The stock split became effective on August 16, 2000, when it was registered in the commercial register in accordance with German stock corporation law. All share and per share amounts presented in the accompanying financial statements have been restated to retroactively reflect the stock split for all periods presented.

Convertible Redeemable Preferred Stock

  During 1997, the Company issued 6,000,000 shares of preferred stock at approximately (Euro)0.6 per share resulting in aggregate proceeds of (Euro)3.5 million. In March 1998, the Company sold 1,169,550 shares of preferred stock in U.S., Inc. at approximately (Euro)1.60 per share resulting in aggregate proceeds of (Euro)1.9 million.

  Significant rights, restrictions, and preferences of preferred stock included cash dividends at a rate of 8% per annum, as defined, liquidation preferences, voting rights, and conversion and redemption features.

  Prior to the share exchange between the shareholders of U.S., Inc. and the Company in June 1998, all outstanding shares of preferred stock converted to the same number of shares of common stock of U.S., Inc. After considering the conversion ratio and stock split discussed above, shares of U.S., Inc. common stock were converted to shares of the Company on a 1-for-3 basis.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


Convertible Promissory Note

  In April 1998, U.S. Inc. entered into a convertible promissory note, which bears interest at 7%, with a member of the Company's Supervisory Board for US$500,000. The principal and accrued interest were convertible at the option of the holder, in whole or in part, into shares of U.S. Inc.'s next series of preferred stock issued in connection with a third party financing at the purchase price per share paid by the third party investors. The principal and interest would automatically convert into common stock in the event that U.S. Inc. completed an underwritten public offering, as defined, at the initial public offering price less a 25% discount. In the event that a new series of preferred stock were not issued, or a public offering did not occur, then the outstanding principal and accrued interest were convertible at the option of the holder, in whole or in part, into common stock of U.S. Inc. at (Euro)1.60 per share. All principal and unpaid interest was due and payable, to the extent not converted, on October 28, 1998.

  In conjunction with the legal entity reorganization that occurred in June 1998, the U.S. Inc. repaid the note to the board member, and the board member purchased 250,005 shares of the Company's common stock for (Euro)2.56 per share, resulting in aggregate proceeds of (Euro)639,118.

Legal settlement obligation

  In May 1998, we entered into a legal settlement related to a trademark dispute that obligated us to pay (Euro)1.9 million. An investor paid this amount on behalf of the Company. In exchange, this investor purchased 900,450 shares from the Company on June 23, 1998. The final purchase price for these shares was determined based on the average trading price for one month following the Company's initial public offering in Germany. Based on this average trading price, the investor paid an additional (Euro)4.0 million in cash for these shares. The Company has recorded the legal settlement cost of
(Euro)1.9 million and the additional cash received of (Euro)4.0 million as an increase in equity in exchange for the 900,450 shares issued.

Deferred Compensation

  In connection with the grant of certain stock options to employees prior to the initial public offering in July 1998, the Company recorded deferred compensation of approximately (Euro)1.0 million representing the intrinsic value of the options, i.e., the difference between the deemed value of the common stock for accounting purposes and the option exercise price of such options at the date of grant. This amount is presented as a reduction of shareholders' equity and amortized ratably over the vesting period of the applicable options. Approximately (Euro)162,000 and (Euro)308,000 was expensed during the years ended December 31, 1998 and 1999, respectively, and the balance will be expensed ratably over the remaining vesting periods. Approximately (Euro)162,000 and (Euro)142,000 was expensed during the six months ended June 30, 1999 and 2000, respectively. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder's services. No compensation expense related to any other periods presented has been recorded.

1997 Equity Incentive Plan

  The Company had originally reserved 10,000,000 shares of common stock for issuance to employees, directors and consultants under its 1997 Equity Incentive Plan (the 1997 Plan). The Board of Supervisors may grant incentive or non-statutory stock options at prices not less than 100% or 85%, respectively, of fair market value as determined by the Board of Supervisors, at the date of grant. Options vest ratably over periods determined by the Board, generally three years. The Board also has the authority to set exercise dates (no

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)

longer than ten years from the date of grant), payment terms, and other provisions for each grant. The Company generally had the right of first refusal for all common stock issued under the 1997 Plan should the holder desire to sell or otherwise transfer any of the shares. The Company's right of first refusal terminated upon the effective date July 16, 1998, of the Company's initial public offering.

1999 Equity Incentive Plan

  Effective as of June 21, 1999, the Company adopted a new stock option plan (the 1999 Plan) covering board members, executive officers and certain employees. The options under the 1999 Plan vest ratably over a four year period beginning six months from the date of grant; however, pursuant to the German Stock Corporation Act, no options will be exercisable, even though a portion is vested, prior to the second anniversary of the date of grant. The exercise price of the options is equal to 120% of the market price of the shares on the date of grant, where the market price is determined to be the average closing price as quoted on the Neuer Markt for the 10 trading days prior to the date of grant.

  There are two pools of shares authorized under the 1999 Plan. There are 665,000 shares for grants of stock options to members of the management board and general managers of subsidiaries and 7,500,000 shares for grants of stock options to all other employees. During the year ended December 31, 1999, the Company granted 790,000 options with a weighted average exercise price of
(Euro)25.68 per share. No shares under the 1999 Plan were exercised, expired or cancelled in 1999. During the six months ended June 30, 2000, the Company granted 1,995,000 options with a weighted average exercise price or
(Euro)105.75 per share. In 2000, no shares under the 1999 Plan were exercised or expired; however, 147,595 shares were cancelled at a weighted average exercise price of (Euro)96.46 per share.

Stock-Based Compensation

  The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan. If compensation cost for the Plan had been determined based on the fair value at the grant dates for the awards calculated in accordance with the method prescribed by SFAS No. 123, the impact on the Company's net loss and net loss per share would have been as follows (in thousands, except per share amounts):

                                           Year Ended December 31,
                                   ------------------------------------------
                                       1997          1998           1999
                                   ------------  -------------  -------------
   Net loss attributable to
    common shareholders
     As reported.................  (Euro)(7,164) (Euro)(17,528) (Euro)(18,389)
     Pro forma...................        (7,337)       (17,563)       (21,204)
   Basic and diluted earnings per
    AG share
     As reported.................  (Euro) (0.24) (Euro)  (0.38) (Euro)  (0.23)
     Pro forma...................         (0.24)         (0.38)         (0.27)
   Basic and diluted earnings per
    ADS
     As reported.................  (Euro) (0.12) (Euro)  (0.19) (Euro)  (0.12)
     Pro forma...................         (0.12)         (0.19)         (0.13)

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


  Option activity under the plans was as follows (in thousands, except per share data):

                                                 Year Ended December 31,
                          ---------------------------------------------------------------------     Six Months Ended
                                   1997                   1998                   1999                June 30, 2000
                          ---------------------- ---------------------- ----------------------- ------------------------
                                       Weighted               Weighted               Weighted                 Weighted
                           Number of   Average    Number of   Average    Number of    Average    Number of    Average
                            Shares     Exercise    Shares     Exercise    Shares     Exercise     Shares      Exercise
                          Outstanding   Price    Outstanding   Price    Outstanding    Price    Outstanding    Price
                          ----------- ---------- ----------- ---------- ----------- ----------- ----------- ------------
Outstanding at beginning
 of period..............       --            --     6,495    (Euro)0.11    5,625    (Euro) 0.59    2,365    (Euro) 14.78
Granted.................    10,530    (Euro)0.13    3,960          0.84    2,235          15.66    1,995          105.75
Exercised...............    (3,030)         0.13   (3,720)         0.23   (4,235)          0.43     (655)           4.95
Canceled................    (1,005)         0.22   (1,110)         0.20   (1,260)          1.11     (335)          44.54
                            ------    ----------   ------    ----------   ------    -----------    -----    ------------
Outstanding at end of
 period.................     6,495    (Euro)0.11    5,625    (Euro)0.59    2,365    (Euro)14.78    3,370    (Euro) 67.52
                            ======    ==========   ======    ==========   ======    ===========    =====    ============

  The following table summarizes information with respect to the stock options outstanding at December 31, 1999:

                                    Weighted
                                     Average
                                    Remaining  Weighted             Weighted
                        Number of  Contractual Average    Number    Average
        Range of         Options      Life     Exercise Exercisable Exercise
     Exercise Prices   Outstanding   (Years)    Price   at 12/31/99  Price
     ---------------   ----------- ----------- -------- ----------- --------
                         (000s)                 (Euro)    (000s)     (Euro)
       0.02 -  0.03         105        7.6       0.03        30       0.02
       0.16 -  0.31          65        8.0       0.30        15       0.30
       0.63                 330        8.2       0.63        45       0.63
       1.26                 130        8.6       1.26        10       1.26
       4.60 -  6.92         130        8.9       5.46        95       5.50
       7.22 - 10.84         385        9.2       9.19       170       9.20
      11.30 - 15.29         430        9.4      12.83        95      12.80
      18.44 - 26.94         675        4.7      22.80       --         --
      29.93 - 44.66          80        4.9      36.33       --         --
      46.57 - 64.00          35        5.0      51.54       --         --
                          -----                             ---
                          2,365        7.5      14.78       460       7.31
                          =====                             ===

  The 1997 Plan allows for the issuance of options that are immediately exercisable through execution of a restricted stock purchase agreement. Shares purchased subject to a restricted stock purchase agreement generally vest over three years. In the event of termination of employment, the Company may repurchase unvested shares at a price equal to the original issuance price. As of December 31, 1999, 1,789,010 shares of common stock issued and outstanding were unvested and subject to repurchase by the Company at (Euro)0.02 to
(Euro)1.26 per share. All shares that were exercised early are held by a trustee on behalf of the employee. In the event that an employee leaves the Company with unvested shares, the unvested shares are sold in the open market, and the proceeds of the sale are contributed to the Company.

  The fair value of each option grant is estimated on the date of grant utilizing risk-free interest rates on the date of grant (5.8%-6.5% in 1997, 4.2%-5.6% in 1998 and 4.6%-6.2% in 1999) with maturities equal to the expected option term of 4.5 years. The dividend assumed is estimated at 0% in 1997, 1998 and 1999 and the volatility is assumed to be 0% through the date of the Company's initial public offering in 1998 and 69% for all periods subsequent to that date.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


Shares Reserved for Future Issuance

  As of December 31, 1999, the Company had conditional capital of 23,856,985 shares. Conditional capital is equivalent to shares reserved for future issuance, as follows:

     Conversion of remaining U.S. Inc. shares........................ 13,924,500
     Stock options...................................................  9,932,485
                                                                      ----------
                                                                      23,856,985
                                                                      ==========

  In January 2000, the Chairman of the Company's Supervisory Board purchased 250,000 shares from a trust that administers certain shares issued under the Company's 1997 Equity Incentive Plan. Consistent with the terms of the trust, the proceeds of the sale, (Euro)12.5 million, net of related tax effects, were recorded as a capital contribution in paid-in capital.

  In March 2000, the Company issued 2,175,000 shares related to its pending registration with the U.S. Securities and Exchange Commission to register shares of its common stock in the form of American Depository Shares ("ADSs"). The 2,175,000 shares are not included in shareholders' equity or in the weighted-average number of vested shares outstanding for purposes of computing earnings per share since it is anticipated that the lead underwriter would return the 2,175,000 shares to the Company and the Company would return the
(Euro)435,000 to the lead underwriter in the event a public stock offering did not occur.

10. INCOME TAXES

  The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

  The income tax benefit differs from the amounts which would result by applying the applicable German statutory rates to the loss before taxes, as follows (in thousands):

                                  Year Ended December 31,
                          -----------------------------------------  Period Ended
                              1997          1998           1999      June 30, 2000
                          ------------  -------------  ------------  -------------
Provision (benefit) at
 German statutory rate..  (Euro)(2,919) (Euro)(10,079) (Euro)(9,783) (Euro) 1,575
Foreign income/losses
 taxed/benefited at a
 different tax rate.....            13          3,480         2,998           320
Change in valuation
 allowance..............         3,186          8,749         9,854        (1,366)
Tax credits.............            (4)           (17)          --            --
Nondeductible expense...             9             40           214            91
Deductible IPO costs....           --          (2,173)          (79)          --
Change in statutory tax
 rate...................           --             --         (2,490)          --
Other...................          (285)           --           (714)         (620)
                          ------------  -------------  ------------  ------------
Provision (benefit) for
 income taxes...........  (Euro)   --   (Euro)    --   (Euro)   --   (Euro)   --
                          ============  =============  ============  ============

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


  The components of the deferred tax asset were as follows (in thousands):

                                               As of
                                      -------------------------      As of
                                         1998          1999      June 30, 2000
                                      -----------  ------------  -------------
Net operating loss carryforwards..... (Euro)9,797  (Euro)18,973  (Euro)16,273
Tax credit carryforwards.............          42            82            82
Accruals not currently deductible....         506         1,287         1,845
Capitalized start-up costs and other
 intangibles not currently
 deductible..........................          17            16           349
Other................................          43           (99)          344
                                      -----------  ------------  ------------
                                           10,405        20,259        18,893
Valuation allowance..................     (10,405)      (20,259)      (18,893)
                                      -----------  ------------  ------------
Net deferred tax asset............... (Euro)  --   (Euro)   --   (Euro)   --
                                      ===========  ============  ============

  A valuation allowance has been recorded for the entire deferred tax asset for all periods through June 30, 2000 as a result of uncertainties regarding the realization of the asset including the limited operating history of the Company, the lack of profitability through December 31, 1999 and the Company's projected losses for fiscal 2000.

  For the year ended December 31, 1999, the Company had net operating loss carryforwards for tax reporting purposes in various tax jurisdictions as follows (in thousands):

     U.S. Federal.................................................. (Euro)37,275
     U.S. state....................................................       19,938
     German........................................................        6,597
     Other.........................................................        4,236
                                                                    ------------
       Total....................................................... (Euro)68,046
                                                                    ============

  In addition, as of December 31, 1999, the Company had U.S. Federal and U.S. state income tax credit carryforwards of approximately (Euro)70,000 and
(Euro)48,000, respectively. U.S. Federal and state net operating losses carryforwards expire in various periods through 2019. The German net operating loss carry forwards for tax purposes relate to corporate income tax and municipal trade tax and carry forward indefinitely. The Tax Reform Act of 1986 and German tax law contains provisions which may limit the net operating loss and tax credit carryforwards to be used in any given year upon the occurrence of certain events, including a significant change in ownership interest.

11. INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

  During 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of and Enterprise and Related Information."

  The Company is organized based upon the nature of the products and services it offers. Under this organizational structure, the Company operates in two fundamental business segments: product and service. The product segment includes the development and sale of the Company's software products. The service segment provides service and support for the Company's products. The Company's products are primarily developed at its facilities in Jena, Germany, and are sold through a direct sales force and independent distributors in Europe, North America, South America, Australia and Asia.

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


  The information in the following tables is derived directly from the Company's internal financial reporting used by the Company's chief decision makers for corporate management purposes. The Company evaluates its segments' performance based on several factors, of which the primary financial measure is gross margin. Unallocated costs include corporate and other costs not allocated to business segments for management reporting purposes. The accounting policies followed by the Company's business segments are the same as those described in
Note 2 to the consolidated financial statements. The Company does not allocate assets by segment for management reporting purposes.

                                                 Years Ended December 31,         Six Months Ended June 30,
                                           -------------------------------------- -------------------------
                                              1997          1998         1999         1999         2000
                                           -----------  ------------ ------------ ------------ ------------
                                                                   (in thousands)
   Revenues from unaffiliated customers:
     Product.............................. (Euro)2,947  (Euro)11,295 (Euro)29,534 (Euro)10,515 (Euro)39,950
     Services.............................       2,088         6,577       16,732        5,954       17,591
                                           -----------  ------------ ------------ ------------ ------------
       Total revenue...................... (Euro)5,035  (Euro)17,872 (Euro)46,266 (Euro)16,469 (Euro)57,541
                                           ===========  ============ ============ ============ ============
   Gross margin:
     Product.............................. (Euro)2,505  (Euro) 9,553 (Euro)24,748 (Euro) 9,169 (Euro)36,670
     Services.............................        (157)        2,811        8,267        2,649        3,384
                                           -----------  ------------ ------------ ------------ ------------
       Total gross margin................. (Euro)2,348  (Euro)12,364 (Euro)33,015 (Euro)11,818 (Euro)40,054
                                           ===========  ============ ============ ============ ============

  Revenues by geographic location are attributed to the country from which the sale is made and are presented below (in thousands):

                                                                    For the
                                           For the Year Ended  Six Months Ended
                                              December 31,         June 30,
                                          -------------------- -----------------
                                           1997   1998   1999    1999     2000
                                          ------ ------ ------ -------- --------
                                          (Euro) (Euro) (Euro)  (Euro)   (Euro)
   Germany............................... 3,895  10,232 17,190    6,724   21,859
   United States.........................   961   5,940 18,366    6,633   23,413
   United Kingdom........................   --      797  7,000    1,125    4,498
   Other*................................   179     903  3,710    1,987    7,771
                                          -----  ------ ------ -------- --------
     Total............................... 5,035  17,872 46,266   16,469   57,541
                                          =====  ====== ====== ======== ========

--------
* Revenues for other geographic locations are substantially derived from France in 1997 and 1998 and France and Sweden in 1999 and France, Sweden and Asia in 2000.

  Long-lived assets located by geographic location are as follows (in thousands):

                                             As of December 31,  As of June 30,
                                            -------------------- ---------------
                                             1997   1998   1999   1999    2000
                                            ------ ------ ------ ------- -------
                                            (Euro) (Euro) (Euro) (Euro)  (Euro)
   Germany................................. 1,256  1,404  1,644   1,565    3,154
   United States...........................   802  2,074  2,671   2,417    7,294
   United Kingdom..........................   --      48    716     364    2,266
   Other...................................    33    141    579     229      761
                                            -----  -----  -----  ------  -------
     Total................................. 2,091  3,667  5,610   4,575   13,475
                                            =====  =====  =====  ======  =======

                  INTERSHOP COMMUNICATIONS AG AND SUBSIDIARIES

              (Information as of June 30, 1999 and 2000 unaudited)


12. SUBSEQUENT EVENTS (Unaudited)

  In July, 2000, the Company acquired the assets of Owis Software GmbH ("Owis") for 26,550 shares of the Company's Capital Stock, the market value of which was approximately (Euro)2.4 million, and approximately (Euro)2.5 million in cash, resulting in an aggregate purchase price of approximately (Euro)4.9 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and Owis had reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The purchase price will be allocated to the assets acquired and the liabilities assumed, and any excess purchase price will be allocated to acquired intangible assets, primarily acquired assembled workforce, and goodwill, which, based on preliminary assessments, will be written off over a period of three to five years.

  In August 2000, the Company acquired the assets of Subotnic GmbH ("Subotnic") for 248,462 shares of the Company's capital stock, the market value of which was approximately (Euro)20.3 million. The value assigned to the shares issued was determined based on the market price of the Company's common stock over a period of time before and after the Company and Subotnic had reached agreement on the purchase price and the proposed transaction was announced. The Company did not assume any options in the transaction. The purchase price will be allocated to the assets acquired and the liabilities assumed, and any excess purchase price will be allocated to acquired intangible assets, primarily acquired assembled workforce and developed technology, and goodwill, which, based on preliminary assessments, will be written off over a period of three to five years.

  In August 2000, the Company sold 500,000 shares at (Euro)80 per share in a private placement. The Company will use the net proceeds of approximately
(Euro)38.9 million for general corporate purposes.

                         [INTERSHOP LOGO APPEARS HERE]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered which are to be paid by INTERSHOP, other than underwriting discounts and commissions.

   Securities and Exchange Commission registration fee.............. $   93,207
   The Nasdaq Stock Market's National Market listing fee............      5,000
   National Association of Securities Dealers, Inc. filing fee......     30,500
   Printing and engraving expenses..................................    250,000
   Legal fees and expenses..........................................    900,000
   Accounting fees and expenses.....................................    550,000
   Miscellaneous....................................................     71,293
                                                                     ----------
       Total........................................................ $1,900,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

  The laws of Germany make no provisions for indemnification of officers and directors. Our articles of association or by-laws do not provide for the indemnification of any controlling person, director or officer. We carry an insurance policy with AIG Europe for DM 5 million of coverage which covers officers and directors. Other than the insurance policy with AIG, there are no indemnification agreements with our officers and directors.

Item 15. Recent Sales of Unregistered Securities

  All of INTERSHOP's securities that were sold by INTERSHOP within the past three years which were not registered under the Securities Act are described below:

  On August 15, 2000, we sold 500,000 of our ordinary bearer shares in a private placement outside the United States pursuant to the exemption provided for in Regulation S. The shares were placed by Bank Vontobel with three unrelated institutional investors at (Euro)80 per share, which was the market price for the shares on the Frankfurt Stock Exchange on that date.

  On July 15, 1998 we commenced an initial public offering on the Neuer Markt of the Frankfurt Stock Exchange and placed a total of 15,000,000 of our common shares at a price of DM 6.67 per share. All shares sold in the United States were private placements and therefore did not require registration under the Securities Act pursuant to the exemption provided for in Section 4(2) of the Securities Act. The underwriters were Bank J. Vontobel & Co AG, Commerzbank Aktiengesellschaft, Hambrecht & Quist Euromarkets S.A. and Sal. Oppenheim jr. & Cie. Kommanditgesellschaft auf Aktien.

Item 16. Exhibits and Financial Statement Schedules

  The following exhibits are filed as part of this Registration Statement:

 Exhibit
 Number                           Description
 -------                          -----------
  1.1**  Form of Underwriting Agreement

  3.1**  Summary Translation of Articles of Association (Satzung)

  4.1**  Form of Share Certificate for Ordinary Shares

  4.2**  Form of Deposit Agreement including Form of ADR Certificate
         (incorporated by reference from the Registrant's Registration
         Statement on Form F-6 (Registration No. 333-11642))

 Exhibit
 Number                                Description
 -------                               -----------
  5.1**  Opinion of Haarmann, Hemmelrath & Partner

  8.1**  Opinion of Shearman & Sterling relating to tax matters

 10.1**  1997 Equity Incentive Plan

 10.2**  1999 Stock Option Plan

 10.3**  Summary Translation of Intershop Communications Reorganization
         Agreement (Post-Formation Acquisition and Capital Contribution
         Agreement)

 10.4**  Intershop Communications Reorganization Agreement

 10.5**  Summary Translation of Trademark Agreement between Intershop Holding
         AG, Intershop Communications, Inc. and Intershop Communications GmbH

 10.6**  Summary Translation of Loan Agreement between Wilfried Beeck and
         Intershop Communications AG

 10.7**  Summary Translation of Loan Agreement between Stephan Schambach and
         Intershop Communications AG

 10.8**  Software License, Services and Support Agreement between Persistence
         Software and Intershop Communications AG(1)

 10.9** Asset Purchase Agreement from Fountainhead Management, Aaron Kaufman and Intershop Communications AG(1)

 10.10** Cooperation Agreement with Deutsche Telekom AG and Intershop
         Communications AG(1)

 10.11** Summary Translation of Reseller Agreement with Sybase GmbH and
         Intershop Communications AG(1)

 10.12** Summary Translation of Reseller Agreement with Oracle Deutschland GmbH and Intershop Communications AG(1)

 10.13** Technology License and Distribution Agreement with Sun Microsystems and Intershop Communications AG(1)

 21.1**  List of Subsidiaries

 23.1**  Consent of Arthur Andersen Wirtschaftsprufungsgesellschaft
         Steuerberatungsgesellschaft mbH

 23.2**  Consent of Haarmann, Hemmelrath & Partner (included in exhibit 5.1)

 23.3**  Consent of Shearman & Sterling (included in exhibit 8.1)

 23.4**  Consent of International Data Corporation

--------
*   Filed herewith
**  Previously filed
(1) The Registrant has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and filed separately.

Item 17. Undertakings

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to INTERSHOP's directors, officers and controlling persons pursuant to the provisions described under "Item 14, Indemnification of Directors and Officers" above, or otherwise, INTERSHOP has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, INTERSHOP will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  INTERSHOP hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by INTERSHOP pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) It will provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURE

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on September 15, 2000.

                               INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT

                               By:           /s/ Stephan Schambach
                                  _____________________________________________
                                                Stephan Schambach
                                             Chief Executive Officer
                                             (Vorstandsvorsitzender)

                               By:             /s/ Wilfried Beeck
                                  _____________________________________________
                                                 Wilfried Beeck
                                    Chief Financial Officer (Finanzvorstand)

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Stephan Schambach and Wilfried Beeck, and each of them severally, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, including any subsequent registration statement filed pursuant to Rule 462(b), granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents of either of them, or their or his substitues, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

              Signature                           Title                          Date
              ---------               ---------------------------------   ------------------
      /s/ Stephan Schambach                                               September 27, 2000
 ------------------------------------
          Stephan Schambach           Chairman of the Management Board,
                                      Chief Executive Officer and
                                      Vorstandsversitzender (Principal
                                      executive officer)
        /s/ Wilfried Beeck                                                September 27, 2000
 ------------------------------------
            Wilfried Beeck            Member of the Management Board
                                      and Finanzvorstand (Principal
                                      financial officer and principal
                                      accounting officer)

             SIGNATURE AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

  Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the registrant, has signed this Registration Statement on Form F-1, or amendment thereto, in his capacity as an authorized officer of INTERSHOP Communications, Inc., in San Francisco, California, on September 15, 2000.

                                          INTERSHOP COMMUNICATIONS, INC

                                               /s/ Keith C. Costello
                               By: __________________________________________
                                                 Keith C. Costello
                                                     President

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  1.1**  Form of Underwriting Agreement

  3.1**  Summary Translation of Articles of Association (Satzung)

  4.1**  Form of Share Certificate for Ordinary Shares

  4.2**  Form of Deposit Agreement including Form of ADR Certificate
         (incorporated by reference from the Registrant's Registration
         Statement on Form F-6 (Registration No. 333-11642))

  5.1**  Opinion of Haarmann, Hemmelrath & Partner

  8.1**  Opinion of Shearman & Sterling relating to tax matters

 10.1**  1997 Equity Incentive Plan

 10.2**  1999 Stock Option Plan

 10.3**  Summary Translation of Intershop Communications Reorganization
         Agreement (Post-Formation Acquisition and Capital Contribution
         Agreement)

 10.4**  Intershop Communications Reorganization Agreement

 10.5**  Summary Translation of Trademark Agreement between Intershop Holding
         AG, Intershop Communications, Inc. and Intershop Communications GmbH

 10.6**  Summary Translation of Summary of Loan Agreement between Wilfried
         Beeck and Intershop Communications AG

 10.7**  Summary Translation of Loan Agreement between Stephan Schambach and
         Intershop Communications AG

 10.8**  Software License, Services and Support Agreement between Persistence
         Software and Intershop Communications AG(1)

 10.9** Asset Purchase Agreement from Fountainhead Management, Aaron Kaufman and Intershop Communications AG(1)

 10.10** Cooperation Agreement with Deutsche Telekom AG and Intershop
         Communications AG(1)

 10.11** Summary Translation of Reseller Agreement with Sybase GmbH and
         Intershop Communications AG(1)

 10.12** Summary Translation of Reseller Agreement with Oracle Deutschland GmbH and Intershop Communications AG(1)

 10.13** Technology License and Distribution Agreement with Sun Microsystems and Intershop Communications AG(1)

 21.1**  List of Subsidiaries

 23.1**  Consent of Arthur Andersen Wirtschaftsprufungsgesellschaft
         Steuerberatungsgesellschaft mbH

 23.2**  Consent of Haarmann, Hemmelrath & Partner (Included in exhibit 5.1)

 23.3**  Consent of Shearman & Sterling (included in exhibit 8.1)

 23.4**  Consent of International Data Corporation

--------
*   Filed herewith
**  Previously filed
(1) The Registrant has applied for confidential treatment for portions of this agreement. Accordingly, portions thereof have been omitted and filed separately.